




gsi commerce™




July 29, 2003

Dear Stockholder:

You are cordially invited to attend the Annual Meeting of Stockholders of GSI Commerce, Inc. which will be held on Friday, September 5, 2003 at 10:00 a.m. local time at the Radisson Hotel Valley Forge, 1160 First Avenue, King of Prussia, PA 19406. The official notice of the Annual Meeting together with a proxy statement and proxy card are enclosed. Please give this information your careful attention.

At the meeting, stockholders of GSI Commerce, Inc. are being asked to elect eight directors of GSI Commerce, Inc., to approve an amendment and restatement of GSI Commerce, Inc.'s 1996 Equity Incentive Plan to, among other things, increase the number of shares of common stock issuable under this Plan, and to act upon such other business as may properly come before the meeting.

Whether or not you expect to attend the meeting in person, it is important that your shares be voted at the meeting. I urge you to specify your choices by marking the enclosed proxy and returning it promptly.

Sincerely,

Michael G. Rubin
*Chairman of the Board, President and Chief Executive Officer*




1075 First Avenue, King of Prussia, PA 19406 (610) 265-3229



gsi commerce™

**GSI COMMERCE, INC.**
**1075 FIRST AVENUE**
**KING OF PRUSSIA, PA 19406**

**NOTICE OF ANNUAL MEETING OF STOCKHOLDERS**
**to be held September 5, 2003**

To Our Stockholders:

Notice is hereby given that the Annual Meeting of Stockholders (the "Annual Meeting") of GSI Commerce, Inc. ("GSI") will be held on Friday, September 5, 2003, at 10:00 a.m. local time, at the Radisson Hotel Valley Forge, 1160 First Avenue, King of Prussia, PA 19406, for the following purposes:

1. To elect eight directors, as more fully described in the accompanying Proxy Statement;

2. To approve an amendment and restatement of GSI's 1996 Equity Incentive Plan (the "Incentive Plan") to (a) increase the number of shares of GSI's common stock, par value $.01 per share ("Common Stock"), reserved and issuable under the Incentive Plan from 7,500,000 to 8,500,000, (b) limit the number of shares of Common Stock that may be issued pursuant to incentive stock options under the Incentive Plan to 8,500,000, (c) provide for examples of performance goals that may be used in connection with performance awards issued under the Incentive Plan, and (d) provide that in the event that an award under the Incentive Plan was deemed parachute payments within the meaning of Section 280G of the Internal Revenue Code of 1986, as amended, such award would be reduced under the Incentive Plan in certain instances; and

3. To act upon such other business as may properly come before the Annual Meeting or any postponement or adjournment thereof.

The Board of Directors is not aware of any other business to come before the Annual Meeting.

The Board of Directors has fixed July 9, 2003 as the record date for the determination of stockholders entitled to vote at the Annual Meeting. Only stockholders of record at the close of business on that date will be entitled to notice of, and to vote at, the Annual Meeting.

YOU ARE CORDIALLY INVITED TO ATTEND THE ANNUAL MEETING IN PERSON. WHETHER OR NOT YOU EXPECT TO ATTEND THE ANNUAL MEETING IN PERSON, YOU ARE URGED TO SIGN, DATE AND PROMPTLY RETURN THE ENCLOSED PROXY. A SELF-ADDRESSED ENVELOPE IS ENCLOSED FOR YOUR CONVENIENCE; NO POSTAGE IS REQUIRED IF MAILED IN THE UNITED STATES.

By Order of the Board of Directors,

Arthur H. Miller
*Secretary*

King of Prussia, Pennsylvania
July 29, 2003

**GSI Commerce, Inc.**
**1075 First Avenue**
**King of Prussia, PA 19406**

**PROXY STATEMENT**

The accompanying Proxy is solicited by and on behalf of the Board of Directors of GSI Commerce, Inc. ("GSI" or the "Company") for the Annual Meeting of Stockholders (the "Annual Meeting") to be held on Friday, September 5, 2003, at 10:00 a.m. local time, for the purposes set forth in the accompanying Notice of Annual Meeting of Stockholders, and at any postponement or adjournment thereof. The Annual Meeting will be held at the Radisson Hotel Valley Forge, 1160 First Avenue, King of Prussia, PA 19406. Unless the context requires otherwise, all references herein to GSI refer to GSI Commerce, Inc. and its subsidiaries. This Proxy Statement, the Notice of Annual Meeting and the Proxy are first being mailed to stockholders on or about July 31, 2003.

The cost of soliciting proxies will be borne by GSI. In addition to solicitation by mail, proxies may be solicited in person or by telephone, telegraph, e-mail or fax by directors, officers or employees of GSI without additional compensation. Upon request by brokers, dealers, banks or voting trustees, or their nominees who are record holders of GSI Common Stock, GSI will pay the reasonable expenses incurred by such record holders for mailing proxy materials to any beneficial owners of the Common Stock.

### Record Date and Quorum

Only stockholders of record at the close of business on July 9, 2003 (the "Record Date") will be entitled to notice of, and to vote at, the Annual Meeting. As of the Record Date, GSI had 38,964,123 shares of Common Stock issued and outstanding. Each share of Common Stock outstanding is entitled to one vote on each matter which may be brought before the Annual Meeting.

In order for a quorum to be present at the Annual Meeting, a majority of the outstanding shares of GSI Common Stock as of the close of business on the Record Date must be present in person or represented by proxy at the Annual Meeting. All such shares that are present in person or represented by proxy at the Annual Meeting, including abstentions and broker non-votes, will be counted in determining whether a quorum is present.

### Voting of Shares

A Proxy is enclosed. If properly executed and received in time for voting, and not revoked, the enclosed Proxy will be voted in accordance with the instructions indicated by the stockholder(s). If no instructions to the contrary are indicated, the persons named in the enclosed Proxy will vote all shares of Common Stock represented by such Proxy:

(i) FOR election of all nominees for director named in this Proxy Statement;

(ii) FOR approval of the amendment and restatement of GSI's 1996 Equity Incentive Plan to (A) increase the number of shares of Common Stock reserved and issuable under the Plan from 7,500,000 shares to 8,500,000 shares, (B) limit the number of shares of Common Stock that may be issued pursuant to incentive stock options under the Incentive Plan to 8,500,000, (C) provide for examples of performance goals that may be used in connection with performance awards issued under the Incentive Plan, and (D) provide that in the event that an award under the Incentive Plan was deemed parachute payments within the meaning of Section 280G of the Internal Revenue Code of 1986, as amended, such award would be reduced under the Incentive Plan in certain instances; and

(iii) in the discretion of the persons named in the enclosed Proxy as to any other matter that may properly come before the Annual Meeting.

The election of directors will be determined by a plurality vote. The affirmative vote of a majority of the shares of Common Stock present or represented by proxy at the Annual Meeting is required to approve the amendment and restatement of GSI's 1996 Equity Incentive Plan. An abstention or withholding of authority to vote on any proposal, other than the election of directors, will have the same legal effect as a vote "against" the proposal. A broker non-vote on any proposal will not be counted as a vote cast.

**Revocation of Proxies**

Sending in a signed Proxy will not affect a stockholder's right to attend the Annual Meeting and vote in person since the Proxy is revocable. Any stockholder giving a Proxy has the power to revoke it by delivering a later dated Proxy or giving written notice to the Secretary of GSI at any time before the Proxy is exercised. Attendance at the Annual Meeting will not, by itself, revoke a Proxy.

**Fiscal Year End**

As used in this Proxy Statement, "fiscal 2000", "fiscal 2001" and "fiscal 2002" refer to GSI's fiscal years ended December 30, 2000, December 29, 2001 and December 28, 2002, respectively, and "fiscal 2003" refers to GSI's fiscal year ending January 3, 2004.

## PROPOSAL 1—ELECTION OF DIRECTORS

GSI's Bylaws, as amended, provide that the number of directors will be set at nine unless otherwise determined by the Board of Directors. The Board of Directors has set the number of directors at eight. The following table sets forth certain information regarding the nominees for election to the Board of Directors to serve for one-year terms until the 2004 Annual Meeting and until their respective successors are elected and qualified. All of the nominees currently serve as directors of GSI.

| Name | Age(1) | Position(s) Held in the Company | Director Since |
|---|---|---|---|
| Michael G. Rubin | 30 | Chairman, President and Chief Executive Officer | 1995 |
| Kenneth J. Adelberg(2) | 50 | Director | 1995 |
| M. Jeffrey Branman(2)(3) | 47 | Director | 2001 |
| Ronald D. Fisher | 55 | Director | 2000 |
| Harvey Lamm(2)(3) | 67 | Director | 1998 |
| Mark S. Menell(3) | 38 | Director | 2000 |
| Michael S. Perlis(2)(3) | 50 | Director | 2001 |
| Jeffrey F. Rayport(2)(3) | 43 | Director | 1999 |

(1) As of March 30, 2003.
(2) Member of Compensation Committee.
(3) Member of Audit Committee.

Michael G. Rubin has served as GSI's Chairman of the Board and Chief Executive Officer since July 1995 and as GSI's President since June 2000. Mr. Rubin was named Entrepreneur of the Year in 1994 and 2000 at the Greater Philadelphia Entrepreneur of the Year Awards sponsored by Ernst & Young. Mr. Rubin attended Villanova University, Villanova, Pennsylvania.

Kenneth J. Adelberg has been one of GSI's directors since July 1995. Mr. Adelberg has served as President and Chief Executive Officer of HiFi House Group of Companies, a privately-held company based in Broomall, Pennsylvania, since 1987. Mr. Adelberg was a founding stockholder of US Wats, Inc., a publicly-traded company specializing in business telecommunications services, located in Bala Cynwyd, Pennsylvania, which was established in 1989. Mr. Adelberg is a founding stockholder and director of Republic Bank, Philadelphia, Pennsylvania, a publicly-traded bank which has been in operation since 1989. Mr. Adelberg is also a director of Trackpower, Inc. Mr. Adelberg holds Bachelor of Science degrees in Biophysics and Physiological Psychology from Pennsylvania State University and attended the MBA program at Drexel University, Philadelphia, Pennsylvania.

M. Jeffrey Branman has been one of GSI's directors since October 2001. Mr. Branman has served as President of Interactive Technology Partners, a subsidiary of Comcast Corporation, since April 2000. Interactive Technology Partners serves as financial advisor to Interactive Technology Holdings, LLC, a joint venture of Comcast Corporation and QVC, Inc. From March 1996 to February 2000, Mr. Branman was Senior Vice President Corporate Development of Foot Locker, Inc. and Chief Executive Officer of FootLocker.com, the internet and direct marketing subsidiary of Foot Locker. Mr. Branman is a graduate of the University of California, Berkeley and the Carnegie Mellon University Graduate School of Industrial Administration.

Ronald D. Fisher has been one of GSI's directors since March 2000. Mr. Fisher currently serves as the Vice Chairman of SOFTBANK Holdings Inc. and a managing general partner of SOFTBANK Capital Partners LP, a late-stage private equity organization. He joined SOFTBANK in October 1995. From January 1990 to September 1995, Mr. Fisher was Chief Executive Officer of Phoenix Technologies, Ltd., a developer and marketer of system software products. Mr. Fisher is also a director of SOFTBANK Corporation, E*TRADE Group, Inc., InsWeb Corporation, Key3media Group, Inc., OptiMark Holdings, Inc. and Vie Financial Group, Inc. Mr. Fisher received

a Bachelor of Commerce degree from the University of Witwatersand in South Africa and an MBA from Columbia University.

Harvey Lamm has been one of GSI's directors since April 1998. Mr. Lamm has served as a director and Chief Executive Officer of Vintek Corporation, a privately-held company based in Philadelphia, Pennsylvania since 1996. Vintek specializes in automated title management and the development of tools to reduce cost and manage risk for automotive finance institutions. From 1990 to 1996, Mr. Lamm managed his own investments. From 1967 until 1990, Mr. Lamm served as Chairman of the Board, Chief Executive Officer, President and Chief Operating Officer of Subaru of America, Inc., until its acquisition by Fuji Heavy Industries Ltd. Mr. Lamm helped found Subaru of America, which was the exclusive importer of Subaru brand vehicles in the United States and was a publicly traded company listed on the Nasdaq National Market. Mr. Lamm holds degrees from Pennsylvania State University and Drexel University.

Mark S. Menell has been one of GSI's directors since April 2000. Mr. Menell has been a partner of Rustic Canyon Ventures since January 2000. From August 1990 to January 2000, Mr. Menell was an investment banker at Morgan Stanley Dean Witter, most recently as Principal and co-head of Morgan Stanley Dean Witter's Technology Mergers and Acquisitions Group, based in Menlo Park, CA. Mr. Menell received a B.A. magna cum laude in economics from the University of Pennsylvania and a B.S. magna cum laude in finance and an MBA from the University of Pennsylvania's Wharton School of Business.

Michael S. Perlis has been one of GSI's directors since May 2001. Mr. Perlis has been a general partner of SOFTBANK Capital Partners LP, a late-stage private equity organization, since July 2000. From November 1998 to June 2000, Mr. Perlis was employed by Ziff-Davis Inc., most recently as President and Chief Executive Officer. While at Ziff-Davis, Mr. Perlis was responsible for the portfolio of Ziff-Davis owned and licensed titles. From June 1996 to October 1998, Mr. Perlis served as President, Chief Operating Officer and Partner of TVSM Inc., a publisher of system specific television listing and guidance publications. Mr. Perlis received a B.A. from Syracuse University.

Dr. Jeffrey F. Rayport has been one of GSI's directors since April 1999. Dr. Rayport has been Chief Executive Officer of Marketspace LLC, an information industries strategy and research business of Monitor Group, headquartered in Cambridge, Massachusetts, since September 1998. Dr. Rayport has also been a faculty member in the Service Management Unit at the Harvard Business School since prior to 1995. Dr. Rayport went on leave from the Harvard Business School in September 1998. Dr. Rayport earned an A.B. from Harvard College, an M.Phil. in International Relations at the University of Cambridge and an A.M. in the History of American Civilization and a Ph.D. in Business History at Harvard University. Dr. Rayport is also a director of MarketWatch.com, Inc. and ValueClick Inc.

The stock purchase agreements pursuant to which certain funds affiliated with SOFTBANK America Inc. ("SOFTBANK") acquired their shares of GSI Common Stock provide that SOFTBANK has the right to designate up to two members of GSI's Board of Directors, depending on the number of shares of GSI Common Stock held by SOFTBANK. Additionally, one of the SOFTBANK directors is entitled to serve as a member of each committee of the Board of Directors. Messrs. Fisher and Perlis are the current SOFTBANK members of GSI's Board of Directors. The stock purchase agreement pursuant to which Rustic Canyon Ventures, L.P. ("Rustic Canyon") acquired its shares of GSI Common Stock provides that Rustic Canyon has the right to designate one member of GSI's Board of Directors. Mr. Menell is the current Rustic Canyon member of GSI's Board of Directors. The stock purchase agreements pursuant to which Interactive Technology Holdings, LLC ("ITH") acquired its shares of GSI Common Stock provide that ITH has the right to designate up to two members of GSI's Board of Directors, depending on the number of shares of GSI Common Stock held by ITH. Additionally, one of the ITH directors is entitled to serve as a member of each committee of the Board of Directors. Mr. Branman is the current ITH member of GSI's Board of Directors. ITH has not nominated its second member of GSI's Board of Directors.

### Voting Agreements

Mr. Rubin entered into a voting agreement, dated as of May 1, 2000, in favor of SOFTBANK, pursuant to which, among other things, Mr. Rubin agreed that he would vote all shares of GSI's Common Stock then held by him in favor of election to the Board of Directors of the directors that SOFTBANK is entitled to designate. In addition, Mr. Rubin agreed not to take any action to remove any director of GSI designated by SOFTBANK.

SOFTBANK also entered into a voting agreement in favor of Mr. Rubin, dated as of May 1, 2000, relating to the election of directors designated by Mr. Rubin. Pursuant to this voting agreement, SOFTBANK agreed that it would vote all shares of GSI's Common Stock then held by it with respect to all directorships other than those which it was entitled to designate (i) in favor of any member of the Board of Directors of GSI who was a member of the Board prior to April 27, 2000, and any director who is thereafter chosen to fill any vacancy on the Board of Directors or who is elected as a director (a "Continuing Director") and who, in either event, is not a director designated by SOFTBANK and in connection with his or her initial assumption of office is recommended for appointment or election by a majority of the Continuing Directors then on the Board of Directors, and (ii) against the election of any directors other than those directors specified in clause (i) of this sentence.

Mr. Rubin entered into a voting agreement, dated as of May 1, 2000, in favor of Rustic Canyon, pursuant to which, Mr. Rubin agreed, among other things, that he would vote all shares of GSI's Common Stock then held by him in favor of election to the Board of Directors of the director which Rustic Canyon is entitled to designate. In addition, Mr. Rubin agreed not to take any action to remove, with or without cause, any director of GSI designated by Rustic Canyon.

Mr. Rubin and ITH entered into a voting agreement, dated as of September 13, 2000, whereby (i) Mr. Rubin agreed, among other things, that he would vote all of his shares of GSI's Common Stock in favor of election to GSI's Board of Directors of the directors which ITH is entitled to designate, and (ii) ITH agreed, among other things, that ITH would vote all of its shares of GSI's Common Stock in favor of election to GSI's Board of Directors of certain Continuing Directors (as such term is defined therein).

SOFTBANK and ITH also entered into a voting agreement, dated September 13, 2000, whereby (i) SOFTBANK agreed, among other things, that SOFTBANK would vote all of its shares of GSI's Common Stock in favor of election to GSI's Board of Directors of the directors which ITH is entitled to designate, and (ii) ITH agreed, among other things, that ITH would vote for all of its shares of GSI's Common Stock in favor of election to GSI's Board of Directors of the directors which SOFTBANK is entitled to designate.

**THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE *FOR* ELECTION OF ALL OF THE NOMINEES FOR DIRECTORS.**

### Board, Committees and Attendance at Meetings

The Board of Directors of GSI held 12 meetings during fiscal 2002. During fiscal 2002, no director attended fewer than 75% of the aggregate of (i) the total number of Board meetings held during the period for which he was a director and (ii) the total number of meetings held by committees of the Board of Directors on which he served during the period he served, except that Mr. Fisher was unable to attend seven meetings. A description of each of the committees of the Board of Directors of GSI is set forth below.

*Audit Committee.* Since May 2002, the members of the Audit Committee have been Messrs. Branman, Lamm, Menell, Perlis and Rayport. The Audit Committee held eight meetings during fiscal 2002. The Audit Committee reviews GSI's audited financial statements and the independence of GSI's auditors and makes recommendations to the Board of Directors concerning GSI's accounting practices and policies and the selection of its independent accountants. The responsibilities of the Audit Committee are described in the Audit Committee Charter adopted by the Audit Committee and the Board of Directors, a copy of which is filed with the

Securities and Exchange Commission. Each member of the Audit Committee is independent, as currently defined in Rule 4200(a)(15) of the National Association of Securities Dealers' listing standards. The Audit Committee has reviewed the relevant requirements of the Sarbanes-Oxley Act, the newly adopted rules of the U.S. Securities and Exchange Commission and the proposed National Association of Securities Dealers' listing standards regarding audit committee policies. Although some of these rules and standards have not yet been finalized at the time of the printing of this proxy statement, the Audit Committee is evaluating the impact of these rules and standards and will comply with these rules and standards by their effective date. The Audit Committee intends to amend its charter, if necessary, when the rules and standards are finalized.

*Compensation Committee.* Since May 2002, the members of the Compensation Committee have been Messrs. Adelberg, Branman, Lamm, Perlis and Rayport. The Compensation Committee is responsible for establishing salaries, bonuses and other compensation for the executive officers and administers GSI's stock option plans. The Compensation Committee held four meetings during fiscal 2002. The Compensation Committee has reviewed the relevant requirements of the proposed National Association of Securities Dealers' listing standards regarding compensation of officers. Although these standards have not yet been finalized at the time of the printing of this proxy, the Compensation Committee is evaluating the impact of these standards and will comply with these standards by their effective date.

**Compensation of Directors**

Under GSI's current policy, as compensation for their service as directors of GSI, each non-employee director receives an option to purchase 25,000 shares of GSI Common Stock upon his or her initial election as a director and an option to purchase 10,000 shares of GSI Common Stock on each subsequent annual election as a director. These options are granted at an exercise price equal to the fair market value of a share of GSI Common Stock at the time of grant, and fully-vested as of the date of grant and have a term of ten years, unless the service of the director as a board member terminates, in which case the directors generally have one year in which to exercise the option. The directors do not receive any cash compensation for their services on behalf of GSI but are reimbursed for reasonable travel and lodging expenses incurred in attending meetings of the Board of Directors and any Committee. Mr. Rubin, the only director who is also an officer of GSI, does not receive any separate fee for acting in his capacity as a director.

On September 19, 1995, the Board of Directors adopted, and on November 15, 1995, the stockholders approved, the 1995 Non-Employee Directors' Stock Plan (the "Directors' Plan"). Pursuant to the Directors' Plan, options originally could be granted with respect to an aggregate of 12,500 shares of GSI Common Stock. Effective December 31, 1997, the Board of Directors terminated the Directors' Plan, which remains in effect only as to unexercised options granted under the Directors' Plan.

## Audit Committee Report

The Audit Committee serves as an independent and objective party to monitor GSI's financial reporting process and internal control system. The Audit Committee reviews and appraises the audit efforts of GSI's independent accountants and financial management and provides an open avenue of communication among the independent accountants, financial and senior management and the Board of Directors. Each member of the Audit Committee is independent, as currently defined in Rule 4200(a)(15) of the National Association of Securities Dealers' listing standards. The Board of Directors adopted a written charter for the Audit Committee on June 14, 2000, a copy of which is filed with the Securities and Exchange Commission.

The Audit Committee reviewed and discussed with GSI's management and Deloitte & Touche LLP, the Company's independent auditors, GSI's audited financial statements, the results of Deloitte & Touche's audit, their evaluation of GSI's system of internal control and the overall quality of GSI's financial reporting process. The Audit Committee also discussed with Deloitte & Touche LLP the matters required to be discussed by Statement on Auditing Standards No. 61, "Communication with Audit Committees." The Audit Committee received the disclosures from Deloitte & Touche LLP required by Independence Standards Board Standard No. 1, "Independence Discussions with Audit Committees," and discussed with Deloitte & Touche LLP their independence. Based upon the review and discussions referred to above, the Audit Committee recommended to the Board of Directors of GSI that the audited financial statements be included in GSI's Annual Report on Form 10-K for fiscal 2002 for filing with the Securities and Exchange Commission.

*Audit Committee*

M. Jeffrey Branman Harvey Lamm Mark S. Menell Michael S. Perlis Jeffrey F. Rayport

## PROPOSAL 2—APPROVAL OF AMENDMENT AND RESTATEMENT OF 1996 EQUITY INCENTIVE PLAN

### Description of the Proposal

In March 1996, the Board of Directors adopted, and in July 1996 GSI's stockholders approved, GSI's 1996 Equity Incentive Plan (the "Incentive Plan"). As of July 9, 2003, 7,500,000 shares of Common Stock were authorized and reserved for issuance under the Incentive Plan, Awards (net of cancelled or expired Awards) covering an aggregate of 4,995,358 shares of Common Stock had been granted under the Incentive Plan, and approximately 1,045,707 shares of Common Stock (plus any shares that may be returned to the Incentive Plan as a result of cancellation or expiration of Awards) remained available for future grants under the Incentive Plan.

Effective July 29, 2003, the Board of Directors amended and restated the Incentive Plan to increase the authorized number of shares of Common Stock reserved and issuable thereunder by an additional 1,000,000 shares, bringing the total number of shares of Common Stock issuable under the Incentive Plan to 8,500,000. In addition, the Board amended the Incentive Plan as follows: (a) to limit the number of shares of Common Stock that may be issued pursuant to incentive stock options under the Incentive Plan to 8,500,000, (b) to provide for examples of performance goals that may be used in connection with performance awards issued under the Incentive Plan, and (c) to provide that in the event that an award under the Incentive Plan was deemed parachute payments within the meaning of Section 280G of the Internal Revenue Code of 1986, as amended (the "Code"), such award would be reduced under the Incentive Plan in certain instances when such payments would be nondeductible by the Company for federal income tax purposes and subject to an excise tax payable by the recipient of such payments pursuant to Section 4999 of the Code. The Incentive Plan, as amended and restated in its entirety, is included as Appendix A to this Proxy Statement.

Approval of the amendment and restatement of the Incentive Plan will require the affirmative vote of the holders of a majority of the outstanding shares of Common Stock present or represented at the Annual Meeting. Proxies for which no specific direction is included will be voted for the amendment and restatement of the Incentive Plan.

### Description of the 1996 Equity Incentive Plan

The following summary of the Incentive Plan is qualified in its entirety by the specific language of the Incentive Plan, which is included as Appendix A to this Proxy Statement.

*General*

The purposes of the Incentive Plan are to attract and retain key employees and certain other persons who are in a position to make significant contributions to the success of GSI, to reward these employees and other persons for their contributions, to provide additional incentive to these employees and other persons to continue making similar contributions and to further align the interests of these employees and other persons with those of GSI's stockholders. To achieve these purposes, the Incentive Plan permits grants of incentive stock options ("ISOs"), options not intended to qualify as incentive stock options ("Non-ISOs"), stock appreciation rights ("SARs"), restricted and unrestricted stock awards, performance awards, loans, supplemental cash awards and combinations of the foregoing (collectively referred to as "Awards"). Shares issuable under Awards that terminate unexercised or otherwise terminate without an issuance of shares, shares issuable under Awards that are payable in stock or cash but are paid in cash and shares issued but later forfeited will be available for future Awards under the Incentive Plan. If shares of Common Stock are not issued because such shares instead are used to satisfy an applicable tax withholding requirement or other obligation to GSI in connection with the exercise of an Award, then such shares will again be available for future issuance under the Incentive Plan. In addition, if the exercise price of any Award is satisfied by the tender of shares of Common Stock (by actual delivery or attestation), only the number of shares of Common Stock issued under the Incentive Plan, net of any shares so tendered, will be deemed issued to the recipient.

*Eligibility*

ISOs may be granted under the Incentive Plan only to employees of GSI. All current and future employees of GSI and other persons who, in the opinion of the Board of Directors, are in a position to make significant contributions to the success of GSI, such as consultants and non-employee directors, are eligible to receive all other types of Awards under the Incentive Plan.

*Administration*

The Incentive Plan is administered by the Board of Directors, which determines, among other things and subject to certain conditions, the persons eligible to receive Awards, the persons who actually receive Awards, the type of each Award, the number of shares of Common Stock subject to each Award, the date of grant, exercise schedule, vesting schedule and other terms and conditions of each Award, whether to accelerate the exercise or vesting schedule or waive any other terms or conditions of each Award, whether to reduce the exercise price of an option after the date of grant, whether to amend or cancel an Award and the form of any instrument used under the Incentive Plan. The Board of Directors has the right to adopt rules for the administration of the Incentive Plan, settle all controversies regarding the Incentive Plan or any Award, and construe and correct defects and omissions in the Incentive Plan or any Award. The Incentive Plan may be amended, suspended or terminated by the Board of Directors, subject to certain conditions, provided that stockholder approval will be required whenever necessary for the Incentive Plan to continue to satisfy the requirements of certain securities and tax laws, rules and regulations. The Board of Directors may delegate its authority under the Incentive Plan to a Committee of the Board. The Board of Directors has delegated this authority to the Compensation Committee of the Board.

*Options*

Recipients of stock options under the Incentive Plan will have the right to purchase shares of Common Stock at an exercise price, during a period of time and on such other terms and conditions as are determined by the Compensation Committee. For ISOs, the recipient must be an employee, the exercise price must be at least 100% (110% if issued to a greater than 10% stockholder of GSI) of the fair market value of GSI Common Stock on the date of grant and the term cannot exceed ten years (five years if issued to a greater than 10% stockholder of GSI) from date of grant. The exercise price of a non-ISO must be at least 100% of the fair market value of GSI Common Stock on the date of grant, except that such exercise price may be reduced if the discount is granted in lieu of a reasonable amount of cash compensation. The aggregate maximum number of shares of Common Stock that may be issued as ISOs is 8,500,000 shares of Common Stock. An option exercise price may be paid in cash, or if permitted by the Compensation Committee and subject to certain conditions, by delivery of shares of GSI Common Stock that have been owned by the recipient for at least six months (unless the Compensation Committee expressly approves a shorter period), a promissory note, a broker's undertaking to promptly deliver the necessary funds or by a combination of such methods. The Compensation Committee may cancel options (other than those granted in tandem with SARs) and cause GSI to pay to the recipient, in cash or shares of Common Stock (valued at the then fair market value of GSI Common Stock), an amount equal to such fair market value minus the exercise price of the option shares. No employee covered by Section 162(m) of the Code, will be eligible to receive options covering more than 1,000,000 shares of Common Stock during any calendar year. Options may become exercisable in cumulative increments, or "vest" as determined by the Compensation Committee. Shares covered by currently outstanding options under the Incentive Plan typically vest over four years. Shares covered by options granted in the future may be subject to different vesting terms. The Compensation Committee has the power to accelerate the time during which an option may vest or be exercised.

*Stock Appreciation Rights*

SARs may be granted under the Incentive Plan either alone or in tandem with stock options. Generally, recipients of SARs are entitled to receive upon exercise, cash or shares of Common Stock (valued at the then fair

market value of GSI Common Stock) equal to such fair market value on the date of exercise minus the fair market value on the date of grant of the shares subject to the SAR, although certain other measurements also may be used. A SAR granted in tandem with a stock option is exercisable only if and to the extent that the option is exercised.

*Stock Awards*

The Incentive Plan provides for restricted and unrestricted stock awards. Stock awards allow the recipient to acquire shares of GSI Common Stock for their par value or any higher price determined by the Compensation Committee. In the case of restricted stock awards, the shares acquired are subject to a vesting schedule and other possible conditions determined by the Compensation Committee.

*Deferred Stock*

The Incentive Plan provides for deferred stock awards entitling the recipient to receive shares of Common Stock to be delivered in the future. Delivery of the Common Stock will take place at such time or times, and on such terms and conditions, as the Board of Directors may determine.

*Performance Awards*

The Incentive Plan provides for performance awards entitling the recipient to receive Awards without payment upon achieving certain performance goals determined by the Compensation Committee. Performance goals may involve overall corporate performance, operating group or business unit performance, personal performance or any other category of performance determined by the Compensation Committee. Financial performance may be measured by revenue, operating income, net earnings, earnings before interest, taxes, depreciation and amortization (EBITDA), earnings before interest and taxes (EBIT), net income, earnings per share, total stockholder return, cash flow, return on assets, decrease in expenses, Common Stock price, price-earnings multiple or other financial factors determined by the Compensation Committee.

*Loans and Cash Awards*

Under the Incentive Plan and subject to applicable law, loans or supplemental cash awards may be granted to recipients of Awards to help defray taxes due as a result of the Awards. The terms and conditions of loans and supplemental cash awards, including the interest rate, which may be zero, and whether any loan will be forgiven, are determined by the Compensation Committee.

*Termination of Awards*

Except as otherwise determined by the Compensation Committee, upon termination of a recipient's employment or other relationship with GSI, (i) stock options and SARs remain exercisable for a period of three months (one year if termination is due to death or disability), but no longer than the term of the option or SAR, to the extent that they were exercisable at the time of termination and (ii) unvested shares under outstanding restricted stock awards will be repurchased by GSI at the amount paid for such shares or forfeited by the recipient if no amount was paid for such shares. The Compensation Committee generally has set the post-termination exercise period for vested options held by employees at one year, unless the termination was for cause, in which case, the options terminate immediately. Stock options, SARs and other Awards that are not exercisable at the time of termination automatically terminate, and payments or benefits under deferred stock awards, performance awards and supplemental cash awards to which a recipient is irrevocably due at the time of termination are forfeited.

*Change in Control*

The Incentive Plan generally provides, that unless the Board of Directors determines otherwise at the time of grant with respect to a particular award, in the event of a change in control, (1) any options and SARs outstanding as of the date the change in control is determined to have occurred will automatically become exercisable in full six months after the occurrence of such change in control or sooner, upon a termination by GSI of the recipient's employment with or service to GSI for any reason other than for cause, (2) any restricted stock shall automatically become free of all restrictions and conditions six months after the occurrence of such change in control or, if sooner, upon a termination by GSI of the recipient's employment with or service to GSI for any reason other than for cause, and (3) any conditions on deferred stock awards and performance awards which relate only to the passage of time and continued employment shall automatically terminate six months after the occurrence of such change in control or, if sooner, upon a termination by GSI of the recipient's employment with or service to GSI for any reason other than for cause.

Change in control means, unless the Board of Directors determines otherwise: (i) the occurrence of an event that would, if known to GSI's management, be required to be reported by GSI under Item 1(a) of Form 8-K; or (ii) the acquisition or receipt by any person of direct or indirect beneficial ownership of 50% or more of the combined voting securities ordinarily having the right to vote for the election of directors of GSI; or (iii) a change in the constituency of the Board with the result that individuals who were members of the Board on the effective date of the Incentive Plan cease for any reason to constitute at least a majority of the Board; or (iv) the sale, exchange or other disposition of all or a significant portion of GSI's business or assets, or the execution by GSI of a binding agreement providing for such a transaction.

*Reduction of Payments*

If GSI's independent auditors determine that any payment under the Incentive Plan constitutes a "parachute payment" within the meaning of Section 280G of the Code and is subject to the excise tax imposed by Section 4999 of the Code (the "Excise Tax"), then such payment will be reduced, if on an after-tax basis (including the Excise Tax), such reduction would result in the recipient receiving a greater amount of the payment.

*Summary of Federal Income Tax Consequences*

This discussion, which is based upon federal income tax law as in effect on the date of this Proxy Statement, generally summarizes certain federal income tax consequences associated with the Incentive Plan. The tax consequences to executive officers may be different from those summarized below. No taxable income is realized upon the grant of a stock option or upon the exercise of an ISO except to the extent that the exercise of an ISO may result in alternative minimum tax liability. Upon the exercise of a non-qualified option, the recipient realizes ordinary income equal to the fair market value of the underlying shares on the date of exercise minus the exercise price of the option. Upon a disposition of shares acquired by exercise of a stock option, the gain or loss generally constitutes a capital gain or loss. In the case of a disposition of ISO shares within one year after the date of exercise or within two years after the date of grant, the lesser of (i) the actual gain on disposition and (ii) the fair market value on the date of exercise less the exercise price constitutes ordinary income, and any additional gain or loss constitutes a capital gain or loss.

The aggregate fair market value, determined at the time of grant, of the shares of Common Stock with respect to which ISOs are exercisable for the first time by a recipient during any calendar year under the Incentive Plan and all other such plans of GSI and its affiliates may not exceed $100,000.

Upon the grant of an unrestricted stock award, the recipient realizes ordinary income equal to the fair market value on the date of grant minus the price paid for the shares awarded. A recipient of a restricted stock award realizes ordinary income only as of and when the shares vest. The ordinary income realized on each vesting or transfer date equals the fair market value on that date less the price paid for the shares. A recipient of a restricted

stock award may, however, choose or be required by the terms of the award to elect under Section 83(b) of the Code to have the ordinary income associated with all of the restricted shares realized and measured on the date of grant. A recipient who makes such an election and later forfeits restricted shares may not claim a loss for tax purposes. The tax consequences of a performance award depend upon the nature of the underlying award earned if and when the performance goals are achieved. Generally, loans made under the Incentive Plan do not result in taxable income to the recipient. If the interest rate is lower than certain rates specified under the Code, however, then ordinary income may be imputed to the recipient. Forgiveness of all or part of a loan also results in ordinary income to the recipient. The recipient of a supplemental cash award realizes ordinary income equal to the amount received.

Generally, whenever a recipient realizes ordinary income, a corresponding deduction is available to GSI. Under Section 162(m) of the Code, however, GSI will be denied a deduction for certain compensation exceeding $1,000,000 paid to its chief executive officer and four other highest paid executive officers, excluding certain performance-based compensation (see Report of the Compensation Committee).

**New Plan Benefits**

The following table sets forth the number of shares issuable upon the exercise of options and stock awards granted under the Incentive Plan during fiscal 2002.

| Name and Position | Number of Units |
|---|---|
| Michael G. Rubin<br>Chairman, President and Chief Executive Officer | — |
| Robert W. Liewald<br>Executive Vice President, Merchandising | — |
| Arthur H. Miller<br>Executive Vice President and General Counsel | — |
| Damon Mintzer<br>President and Chief Operating Officer of Global-QVC Solutions, Inc. | — |
| Mark S. Reese<br>Executive Vice President and Chief Operating Officer | — |
| Executive Group | — |
| Non-Executive Director Group | 58,750 |
| Non-Executive Officer Employee Group | 807,470 |

**Equity Compensation Plan Information as of the End of Fiscal 2002**

The following table sets forth information regarding GSI's existing equity compensation plans as of December 28, 2002. The table does not include information with respect to options assumed in acquisitions where the plan governing the options will not be used for future awards.

| Plan Category | Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights (a) | Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights | Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Listed in Column (a)) |
|---|---|---|---|
| Equity compensation plans approved by stockholders | 5,105,574(1) | $8.35 | 1,155,212 |
| Equity compensation plans not approved by stockholders (2) | 2,815,153 | $9.21 | — |
| Total | 7,920,727 | $8.67 | 1,155,212 |

(1) This amount includes options and warrants to purchase shares outstanding under the 1996 Equity Incentive Plan and prior stock incentive plans that are no longer in effect.

(2) These plans and programs were adopted to allow GSI to grant, on a limited basis, (a) stock options at less than the then-fair market value of GSI's Common Stock to attract new key employees, to retain key employees of acquired companies and to retain existing employees in connection with restructured compensation packages, and (b) warrants to purchase GSI Common Stock to consultants, advisors, partners and investors. The Board of Directors approved these plans and programs in fiscal 1999, fiscal 2000 and fiscal 2001, although some of these warrant grants relate to earlier periods. Except for the limited grants under these plans and programs, grants are generally made by GSI under the 1996 Equity Incentive Plan. These plans and programs have been limited to the grant of warrants and options not intended to qualify as incentive stock options. The Board of Directors has the authority to determine from time to time the number of shares of Common Stock that may be granted under these plans and programs. As of December 28, 2002, the maximum number of shares authorized to be issued under these plans is 2,581,653. Under these plans and programs, each option generally expires 10 years from the date of grant and vests over four years. Upon the occurrence of a change in control, certain of these options will immediately become exercisable in full. Also under these plans and programs, these warrants expire no less than three years and no more than 10 years from the date of grant. The exercise price for these warrants range from $2.50 to $22.50.

**THE BOARD OF DIRECTORS OF GSI UNANIMOUSLY RECOMMENDS THAT THE STOCKHOLDERS VOTE *FOR* APPROVAL OF THE AMENDMENT AND RESTATEMENT OF GSI'S 1996 EQUITY INCENTIVE PLAN.**

## BENEFICIAL OWNERSHIP OF COMMON STOCK

The following table sets forth information, as of July 9, 2003, concerning

- each person known by GSI to be the beneficial owner of five percent or more of GSI's outstanding Common Stock,
- the beneficial ownership of GSI's Common Stock by each Named Officers and each director, and
- the beneficial ownership of GSI's Common Stock by the directors and executive officers of GSI as a group.

Unless otherwise specified, all persons listed below have sole voting and investment power with respect to their shares. The securities "beneficially owned" by an individual are determined in accordance with the definition of "beneficial ownership" set forth in the regulations of the SEC. Accordingly, they may include securities owned by or for, among others, the spouse and/or minor children of the individual and any other relative who has the same home as such individual, as well as other securities as to which the individual has or shares voting or investment power or has the right to acquire under outstanding stock options within 60 days of the date of this table (as reflected in the applicable column below). Beneficial ownership may be disclaimed as to certain of the securities. The business address of the officers and directors of GSI is that of GSI.

| Name, Position and Address of Beneficial Owner | Number of Shares Beneficially Owned (1) | Options Included in Beneficial Ownership | Warrants Included in Beneficial Ownership | Percentage of Shares Owned |
|---|---|---|---|---|
| Michael G. Rubin<br>Chairman, President and Chief Executive Officer | 7,640,596 | 500,000 | — | 19.4% |
| Robert W. Liewald<br>Executive Vice President, Merchandising | 208,976 | 139,062 | 10,000 | * |
| Arthur H. Miller<br>Executive Vice President and General Counsel | 237,748 | 205,468 | — | * |
| Damon Mintzer<br>President and Chief Operating Officer of Global-QVC Solutions, Inc. | 49,081 | 37,500 | — | * |
| Mark S. Reese<br>Executive Vice President and Chief Operating Officer | 130,226 | 70,312 | — | * |
| Kenneth J. Adelberg<br>Director | 109,600 | 92,500 | — | * |
| M. Jeffrey Branman (2)<br>Director | 43,000 | 35,000 | — | * |
| Ronald D. Fisher (3)<br>Director | 48,750 | 48,750 | — | * |
| Harvey Lamm<br>Director | 252,260 | 175,000 | — | * |
| Mark S. Menell<br>Director | 813,150(4) | 48,750 | — | 2.1% |
| Michael S. Perlis (5)<br>Director | 35,000 | 35,000 | — | * |
| Jeffrey F. Rayport<br>Director | 58,750 | 58,750 | — | * |
| Interactive Technology Holdings, LLC<br>222 Delaware Avenue, Suite 1460,<br>Wilmington, DE 19801 | 9,147,900 | — | 4,800,000 | 31.9% |
| SOFTBANK Affiliates<br>1188 Centre Street, Newton Center, MA 02459 | 8,653,850(6) | — | — | 22.2% |
| All executive officers and directors as a group (16 persons) | 10,379,144(4) | 1,842,143 | 10,000 | 24.7% |

* Less than one percent

(1) For Mr. Rubin, Mr. Menell, ITH and SOFTBANK, does not include shares held by Mr. Rubin, Rustic Canyon, SOFTBANK affiliates or ITH unless specifically stated herein. Mr. Rubin, Rustic Canyon, SOFTBANK and ITH have each granted a right to vote all of their shares with respect to the election of directors as set forth in the Voting Agreements described under Proposal I.

(2) Does not include 9,000,000 shares of Common Stock held by ITH or 4,800,000 shares of Common Stock issuable to ITH upon the exercise of warrants as Mr. Branman does not have investment or voting power over these shares.

(3) Does not include (a) 4,309,176 shares of Common Stock held by SOFTBANK Capital Partners LP, (b) 4,235,098 shares of Common Stock held by SOFTBANK Capital LP, or (c) 109,576 shares of Common Stock held by SOFTBANK Capital Advisors Fund LP as Mr. Fisher does not have investment or voting power over these shares.

(4) Includes 764,400 shares of Common Stock held by Rustic Canyon. Mr. Menell is a Partner of Rustic Canyon. Mr. Menell disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest, if any, therein.

(5) Does not include (a) 4,309,176 shares of Common Stock held by SOFTBANK Capital Partners LP, (b) 4,235,098 shares of Common Stock held by SOFTBANK Capital LP, or (c) 109,576 shares of Common Stock held by SOFTBANK Capital Advisors Fund LP as Mr. Perlis does not have investment or voting power over these shares.

(6) Consists of (a) 4,309,176 shares of Common Stock held by SOFTBANK Capital Partners LP, (b) 4,235,098 shares of Common Stock held by SOFTBANK Capital LP, or (c) 109,576 shares of Common Stock held by SOFTBANK Capital Advisors Fund LP. Each of SOFTBANK Capital Partners LP, SOFTBANK Capital LP, SOFTBANK Capital Advisors Fund LP, SOFTBANK Capital Partners LLC and SB Capital Managers LLC disclaims beneficial ownership of securities owned by any other person or entity except to the extent of its respective pecuniary interest, if any, therein. SB Capital Managers LLC is a member of SOFTBANK Capital Partners LLC, the general partner of SOFTBANK Capital Partners LP, SOFTBANK Capital LP and SOFTBANK Capital Advisors Fund LP.

## EXECUTIVE COMPENSATION

### Compensation Committee Report

Since May 2002, GSI's Compensation Committee of the Board of Directors was comprised of Messrs. Adelberg, Branman, Lamm, Perlis and Rayport. For fiscal 2002, the Compensation Committee reviewed the compensation of executive officers, made decisions regarding executive compensation and administered GSI's equity incentive plans.

GSI's compensation policies for executive officers are to:

- provide compensation packages to attract, motivate and retain executives,
- link a significant portion of compensation to financial results to reward successful performance, and
- provide long-term equity based compensation to further align the interests of executives with those of the stockholders and further reward success and performance.

The principal components of GSI's executive compensation are base salary, incentive compensation and periodic grants of stock options or awards. The award of bonuses and stock options serve as incentives for superior performance and are based upon both the performance of the executives and GSI.

In determining compensation levels, GSI considers compensation packages offered by similar sized companies involved in similar businesses. Compensation levels for individual executive officers may be more or

less than those offered by such other companies, depending on a subjective assessment of individual factors, such as the executive's position, skills, achievements, tenure with GSI and historical compensation levels.

GSI has employment agreements with each of the Named Officers. Compensation of the Named Officers for fiscal 2002 was determined in accordance with these employment agreements as described herein. Other than through options, the compensation of GSI's Chief Executive Officer, Mr. Rubin, was not based on GSI's performance. Mr. Rubin received a base salary of $350,000 for fiscal 2002 and no bonus. Mr. Rubin was not granted any options to purchase common stock in fiscal 2002.

Under the stock option plans established by GSI, stock options are periodically granted to employees at the discretion of the Board of Directors or Compensation Committee. It is contemplated that executives of GSI will be eligible to receive stock option grants or other equity or equity-based awards, subject to individual performance and the performance of GSI as a whole. During fiscal 2002, none of GSI's Named Officers was granted options to purchase Common Stock.

Section 162(m) of the Code generally denies a deduction to any publicly held company, such as GSI, for certain compensation exceeding $1,000,000 paid in any taxable year to the chief executive officer and the four other highest paid executive officers, excluding, among other things, certain qualified performance-based compensation. The Board of Directors has not yet recommended any change to GSI's executive compensation policies and plans as a result of Section 162(m). The Compensation Committee has considered the impact of Section 162(m) and believes that it will not have a material adverse effect on GSI in fiscal 2003.

*Compensation Committee*

Kenneth J. Adelberg    M. Jeffrey Branman    Harvey Lamm    Michael S. Perlis    Jeffrey Rayport

**Compensation Committee Interlocks and Insider Participation**

During fiscal 2002, the Compensation Committee consisted of Messrs. Branman, Lamm, Menell and Perlis and Dr. Rayport. None of the members of the Compensation Committee is or has been an officer or employee of GSI. Mr. Branman is the President of Interactive Technology Partners, which serves as financial advisor to Interactive Technology Holdings, LLC ("ITH"). GSI has entered into a strategic alliance to provide procurement and fulfillment services for QVC, Inc., which along with its majority stockholder, Comcast Corporation, owns ITH, which is a major stockholder of GSI. GSI recognized net revenues of $349,000, $1.8 million and $2.7 million on sales to this related party for fiscal 2000, fiscal 2001 and fiscal 2002, respectively. The terms of these sales are comparable to those with other partners of GSI.

Additionally, there were no compensation committee "interlocks" during fiscal 2002, which generally means that no executive officer of GSI served as a director or member of the compensation committee of another entity one of whose executive officers served as a director or member of GSI's Compensation Committee.

### Summary Compensation Table

The following table sets forth information regarding compensation earned during the last three fiscal years by GSI's Chief Executive Officer and each of GSI's and/or its subsidiaries' four other most highly compensation executive officers during fiscal 2002 (each, a "Named Officer").

| | | Annual Compensation | | | Long Term Compensation Awards | | |
|---|---|---|---|---|---|---|---|
| **Name and Principal Position** | **Fiscal Year** | **Salary** | **Bonus** | **Other Annual Compensation** | **Restricted Stock Award(s)** | **Securities Underlying Options(#)** | **All Other Compen-sation(1)** |
| Michael G. Rubin | 2002 | $350,000 | — | — | — | — | $10,832 |
| Chairman, President and | 2001 | 325,000 | — | — | — | 1,000,000 | 765 |
| Chief Executive Officer of GSI | 2000 | 375,400 | — | — | — | — | 510 |
| Robert W. Liewald | 2002 | 262,212 | $ 35,000 | — | — | — | 7,991 |
| Executive Vice President, | 2001 | 250,000 | — | — | — | 150,000 | 7,861 |
| Merchandising of GSI | 2000 | 200,000 | 100,000 | — | — | 25,000 | 4,318 |
| Arthur H. Miller | 2002 | 250,000 | 100,000 | — | — | — | 7,382 |
| Executive Vice President | 2001 | 225,000 | 100,000 | — | — | 175,000 | 5,329 |
| and General Counsel of GSI | 2000 | 200,000 | 100,000 | — | — | 50,000 | 3,846 |
| Damon Mintzer President | 2002 | 300,000 | — | — | — | — | 9,390 |
| and Chief Operating Officer of | 2001 | 160,385 | — | — | — | 75,000 | 1,385 |
| Global-QVC Solutions, Inc. | 2000 | — | — | — | — | — | — |
| Mark S. Reese | 2002 | 262,212 | 25,000 | — | — | — | 8,351 |
| Executive Vice President and Chief | 2001 | 250,000 | — | — | — | 25,000 | 8,250 |
| Operating Officer of GSI | 2000 | 144,231 | 30,000 | — | $199,421(2) | 125,000 | 37,796 |

(1) For fiscal 2002, consists of (i) GSI's matching contributions under its 401(k) Profit Sharing Plan in the amount of $10,442, $7,601, $6,922, $9,000 and $7,961 for Messrs. Rubin, Liewald, Miller, Mintzer and Reese, respectively, and (ii) insurance premiums paid by GSI with respect to term life insurance in the amount of $390 for each of Messrs. Rubin, Liewald, Miller, Mintzer and Reese.

(2) On May 26, 2000, Mr. Reese was granted a stock award of 46,377 shares of GSI's Common Stock vesting on the date of grant. The amount set forth in the table is the market value of the award on the date of grant, net of the amount paid by Mr. Reese. As of the end of fiscal 2002, the value of this stock award was $0 as Mr. Reese no longer owned these shares.

### Option/SAR Grants in Last Fiscal Year

No options to purchase shares of Common Stock were granted to Named Officers during fiscal 2002. No SARs were granted during fiscal 2002.

### Aggregated Option/SAR Exercises in Last Fiscal Year and Fiscal Year End Option/SAR Values

The following table sets forth information regarding options to purchase shares of Common Stock exercised by the Named Officers during fiscal 2002 under GSI's stock option plans and the values of options held by such individuals at end of fiscal 2002. The Named Officers do not have SARs.

| Name | Shares Acquired on Exercise(#) | Value Realized | Number of Securities Underlying Unexercised Options at Fiscal Year End Exercisable/Unexercisable | Value of Unexercised In-the-Money Options at Fiscal Year End Exercisable/Unexercisable(1) |
|---|---|---|---|---|
| Michael G. Rubin | — | — | 250,000/750,000 | — |
| Robert W. Liewald | — | — | 121,875/73,175 | — |
| Arthur H. Miller | — | — | 171,353/53,647 | — |
| Damon Mintzer | — | — | 18,750/56,250 | — |
| Mark S. Reese | — | — | 40,624/59,376 | — |

(1) None of the stock options outstanding at the end of fiscal 2002 were in-the-money.

### Employment Agreements

*Michael G. Rubin.* Effective January 1, 2001, GSI entered into a new employment agreement with Mr. Rubin for a term of four years to serve as GSI's President and Chief Executive Officer. Pursuant to the terms of the employment agreement, Mr. Rubin is entitled to receive: (i) an annual base salary of $325,000 during fiscal 2001, subject to annual increases of $25,000 in each successive year, (ii) an annual bonus in such amount and based upon the achievement of such goals as Mr. Rubin and the Compensation Committee may determine, (iii) an automobile allowance of $2,000 per month, and (iv) other benefits similar to those provided to GSI's other officers. Mr. Rubin's employment agreement may be terminated by GSI for cause, which is defined to include gross negligence or willful misconduct in the performance of his duties under the agreement, willful breach of the agreement or conviction of a felony. Mr. Rubin may terminate his employment with GSI for good reason, which is defined to include, among other things, demotion or removal from his position or diminishment of his duties, reduction in base salary or a material reduction in benefits, breach of the agreement by GSI or relocation of Mr. Rubin's principal place of employment. In the event of termination by GSI other than for cause or termination by Mr. Rubin for good reason, GSI will pay to Mr. Rubin two years of his base salary, in accordance with GSI's normal payroll practices, and provide Mr. Rubin with his benefits during such two-year period. Under his employment agreement, for a period of two years following his termination, Mr. Rubin is prohibited from engaging in a business that is competitive with GSI's business or from soliciting employees of GSI to become an employee of someone else.

*Robert W. Liewald.* On April 23, 2002, GSI entered into an employment agreement with Robert W. Liewald, Executive Vice President, Merchandising of GSI, for a term beginning April 23, 2002 and ending December 31, 2005. Mr. Liewald is entitled to receive the following under the agreement: (i) an annual base salary of $262,500 for fiscal 2002, subject to annual increases in accordance with GSI's annual performance review procedures, (ii) an annual bonus in such amount as may be determined by GSI's Chief Executive Officer, and (iii) other benefits similar to those provided to GSI's other officers. Mr. Liewald's employment agreement may be terminated by GSI for cause, which is defined to include gross negligence or willful misconduct in the performance of his duties under the agreement, material breach of any agreement between Mr. Liewald and GSI, conduct that is inimical or injurious, in a material respect, to GSI's business or conviction of a felony. In the event of termination by GSI other than for cause, GSI will pay to Mr. Liewald six months of his base salary, in accordance with GSI's normal payroll practices. Mr. Liewald's employment agreement contains a restrictive covenant similar to the one in Mr. Rubin's agreement, which restrictive covenant is for a period of one year, or if Mr. Liewald is terminated without cause, for a period of six months.

*Arthur H. Miller.* On August 9, 1999, GSI entered into an employment agreement with Arthur H. Miller, Executive Vice President and General Counsel of GSI, for an initial term, beginning September 20, 1999 and

ending December 31, 2004. Effective as of April 23, 2002, Mr. Miller's agreement was extended by two years to December 31, 2006. Mr. Miller is entitled to receive the following under the agreement: (i) an annual base salary of $200,000 for fiscal 2000 subject to annual increases of $25,000, (ii) an annual bonus of $100,000, (iii) an automobile allowance of $1,000 per month, and (iv) other benefits similar to those provided to GSI's other officers. Mr. Miller's employment agreement may be terminated by GSI for cause, which is defined similarly to the definition of cause in Mr. Rubin's agreement. In addition, Mr. Miller may terminate his agreement for good reason, which is defined similarly to the definition of good reason in Mr. Rubin's agreement. In the event of termination by GSI other than for cause or termination by Mr. Miller for good reason, GSI will pay to Mr. Miller a lump sum payment equal to the sum of one year of his base salary plus his annual bonus and provide Mr. Miller with his benefits for one year after his termination. Mr. Miller's employment agreement contains a one year restrictive covenant similar to the one in Mr. Rubin's agreement.

*Damon Mintzer.* On June 12, 2001, Global-QVC Solutions, Inc., a wholly-owned subsidiary of GSI ("GQVC"), entered into a personal services agreement with Damon Mintzer, President and Chief Operating Officer of GQVC, for a term beginning June 12, 2001 and ending June 30, 2004. Mr. Mintzer is entitled to receive the following under the agreement: (i) an annual base salary of $300,000 for fiscal 2001, subject to annual increases in accordance with GSI's annual performance review procedures, (ii) an annual bonus based upon the achievement of goals with respect to the operating income of GQVC, (iii) an annual bonus in such other amount as may be determined by GSI's Chief Executive Officer, and (iv) other benefits similar to those provided to GSI's other officers. Mr. Mintzer's employment may be terminated by GQVC for cause, which is defined as fraud, misappropriation or embezzlement against GQVC, willful, reckless or grossly negligent conduct in the performance of his duties under the agreement, violation of law which is materially injurious to GQVC, conviction of a felony, a felony charge the defense of which renders him substantially unable to perform his services under the agreement or material breach of any agreement between Mr. Mintzer and GQVC which breach is not cured. In addition, Mr. Mintzer may terminate his agreement for good reason, which is defined as GQVC's breach of the agreement or no reason at all.

*Mark S. Reese.* On May 30, 2000, GSI entered into an employment agreement with Mark S. Reese, Executive Vice President and Chief Operating Officer of GSI, for a term of four years beginning May 29, 2000. Mr. Reese is entitled to receive the following: (i) an annual base salary of $250,000 for fiscal 2000, subject to annual increases in accordance with GSI's annual performance review procedures, (ii) an annual bonus up to $50,000 as may be determined by GSI's Chief Executive Officer, (iii) an automobile allowance of $1,000 per month, and (iv) other benefits similar to those provided to GSI's other officers. Mr. Reese's employment agreement may be terminated by GSI for cause, which is defined similarly to the definition of cause in Mr. Rubin's agreement. In the event of termination by GSI other than for cause, GSI will pay to Mr. Reese six months of his base salary, in accordance with GSI's normal payroll practices. Mr. Reese's employment agreement contains a one year restrictive covenant similar to the one in Mr. Rubin's agreement.

## STOCK PERFORMANCE GRAPH

The following graph shows a comparison of the cumulative total return for GSI Common Stock, the ISDEX Internet Stock Index and the NASDAQ Stock Market, assuming an investment of $100 in each on December 31, 1997, and the reinvestment of all dividends. The data points used for the performance graph are listed below.




| Total Return Analysis | 12/31/97 | 12/31/98 | 12/31/99 | 12/31/00 | 12/29/01 | 12/31/02 |
|---|---|---|---|---|---|---|
| GSI | $100.00 | $286.43 | $456.96 | $201.20 | $725.70 | $132.77 |
| ISDEX Internet Stock Index | $100.00 | $337.44 | $861.48 | $361.72 | $181.09 | $108.00 |
| NASDAQ | $100.00 | $140.19 | $260.93 | $158.41 | $125.06 | $ 85.63 |

Note: Stock price performance shown in the Stock Performance Graph for GSI Common Stock is historical and not necessarily indicative of future price performance.

## CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

GSI does not have any formal policy concerning the direct or indirect pecuniary interest of any of its officers, directors, security holders or affiliates in any investment to be acquired or disposed of by GSI or in any transaction to which GSI is a party or has an interest. GSI will not enter into any such transactions unless approved by a majority of the entire Board of Directors, not including any interested director, or a majority of the Audit Committee. Going forward, GSI will comply with any and all approval requirements adopted by Nasdaq related to transactions between GSI and any of its officers, directors, security holder or affiliates.

GSI has entered into a strategic alliance to provide procurement and fulfillment services for QVC, Inc., which along with its majority stockholder, Comcast Corporation, owns Interactive Technology Holdings, LLC, which is a major stockholder of GSI. Mr. Branman is the President of Interactive Technology Partners, which serves as financial advisor to Interactive Technology Holdings, LLC. GSI recognized net revenues of $349,000, $1.8 million and $2.7 million on sales to this related party for fiscal 2000, fiscal 2001 and fiscal 2002, respectively. The terms of these sales were comparable to those with other comparable partners of GSI.

## SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires GSI's directors, executive officers, and persons who own more than 10% of a registered class of GSI's equity securities, to file with the SEC initial reports of ownership and reports of changes in ownership of Common Stock and other equity securities of GSI. Executive officers, directors and greater than 10% stockholders are required by SEC regulations to furnish GSI with copies of all Section 16(a) forms they file.

To GSI's knowledge, based solely on a review of the copies of such reports furnished to GSI and written representations that no other reports were required, all Section 16(a) filing requirements applicable to GSI's executive officers, directors and greater than 10% beneficial stockholders were complied with during fiscal 2002, except that the following reports were not timely filed: (i) SOFTBANK did not timely file with respect to its internal corporate reorganization in October 2001; SOFTBANK reported these transactions on a Form 3 and Form 4 filing on February 19, 2003; and (ii) Messrs. Adelberg, Branman, Fisher, Menell and Perlis and Dr. Rayport each inadvertently did not file a Form 5 with respect to automatic option grants made in connection with their re-election at the 2002 Annual Meeting of Stockholders, although these option grants were reported in the Proxy Statement for the Company's 2002 Annual Meeting of Stockholders under the heading "Compensation of Directors." Messrs. Adelberg, Branman, Fisher, Menell and Perlis and Dr. Rayport filed these Forms 5 approximately four months late.

## OTHER MATTERS

As of the date of this Proxy Statement, GSI knows of no other business that will be presented for consideration at the Annual Meeting (other than procedural matters). However, the enclosed proxy confers discretionary authority to vote with respect to any and all of the following matters that may come before the Annual Meeting: (i) matters that GSI's Board of Directors does not know, a reasonable time before proxy solicitation, are to be presented for approval at the Annual Meeting; (ii) approval of the minutes of a prior meeting of stockholders, if such approval does not constitute ratification of the action at the meeting; (iii) the election of any person to any office for which a bona fide nominee is unable to serve or for good cause will not serve; (iv) any proposal omitted from this Proxy Statement and the form of proxy pursuant to Rules 14a-8 or 14a-9 under the Exchange Act; and (v) matters incident to the conduct of the Annual Meeting. If any such matters come before the Annual Meeting, the proxy agents named in the accompanying proxy card will vote in accordance with their judgment.

## INDEPENDENT PUBLIC ACCOUNTANTS

### General

The appointment of an independent public accountant is approved annually by the Board of Directors based upon the recommendation of the Audit Committee. The accounting firm of Deloitte & Touche LLP acted as GSI's independent public accountants for fiscal 2002. No independent public accountant has been selected for fiscal 2003 as the Audit Committee has not yet made its recommendation. A representative of Deloitte & Touche LLP is expected to be present at the Annual Meeting and to have the opportunity to make a statement, if he or she desires to do so, and is expected to be available to respond to appropriate questions.

### Audit Fees

The aggregate fees billed by Deloitte & Touche LLP for professional services rendered for the audit of GSI's annual financial statements for fiscal 2002 and the reviews of the financial statements included in GSI's Forms 10-Q for fiscal 2002 were approximately $373,000.

**Financial Information Systems Design and Implementation Fees**

The aggregate fees billed by Deloitte & Touche LLP for professional services related to financial information systems design and implementation for fiscal 2002 were approximately $50,000.

**All Other Fees**

The aggregate fees billed for services rendered by Deloitte & Touche LLP, other than for services covered by the preceding two paragraphs, totaled approximately $340,000 for fiscal 2002.

The Audit Committee has considered and determined that the services provided by Deloitte & Touche LLP are compatible with Deloitte & Touche LLP maintaining its independence.

## ADDITIONAL INFORMATION

GSI is subject to the informational requirements of the Securities Exchange Act of 1934. Therefore, GSI files reports and information, proxy statements and other information with the Securities and Exchange Commission. Such reports, proxy and information statements and other information may be obtained by visiting the Public Reference Room of the SEC at 450 Fifth Street, NW, Washington, DC 20549 or by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding issuers that file electronically.

You can access financial and other information at our Investor Relations website. The address is www.gsicommerce.com/investors. We make available through our website, free of charge, copies of our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after filing such material electronically or otherwise furnishing it to the SEC. In addition, we will provide at no cost, paper or electronic copies of our reports and other filings made with the SEC. Requests should be directed to Investor Relations, 1075 First Avenue, King of Prussia, Pennsylvania 19406.

The information on the web site listed above, is not and should not be considered part of this Proxy Statement and is not incorporated by reference in this document. This web site is and is only intended to be an inactive textual reference.

## STOCKHOLDER PROPOSALS

A stockholder proposal for GSI's 2004 Annual Meeting must be submitted to GSI at its office located at 1075 First Avenue, King of Prussia, Pennsylvania, 19406, by December 31, 2003 to receive consideration for inclusion in GSI's 2004 Annual Meeting proxy materials. Any such proposal must also comply with the proxy rules under the Exchange Act, including Rule 14a-8.

In addition, the deadline for providing GSI timely notice of any stockholder proposal to be submitted outside of the Rule 14a-8 process for consideration at GSI's 2004 Annual Meeting is March 15, 2004. As to all such matters which GSI does not have notice on or prior to March 15, 2004, discretionary authority shall be granted to the persons designated in GSI's proxy related to the 2004 Annual Meeting to vote on such proposal.

## ANNUAL REPORT

This Proxy Statement is accompanied by GSI's Annual Report to Stockholders for fiscal 2002 (the "Annual Report").

GSI will furnish without charge to each person to whom this proxy statement is delivered, a copy of any or all of the documents incorporated by reference in GSI's Annual Report on Form 10-K for fiscal 2002, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference to the information that is incorporated), upon the written request of such person. Requests should be sent to:

GSI Commerce, Inc., 1075 First Avenue, King of Prussia, PA 19406, (610) 265-3229, Attention: Investor Relations

By Order of the Board of Directors,



Arthur H. Miller,
*Secretary*

# GSI COMMERCE, INC.
# 1996 EQUITY INCENTIVE PLAN
# (amended and restated as of July 29, 2003)

## 1. Purpose

The purpose of the GSI Commerce, Inc. Equity Incentive Plan (the "Plan") is to promote the long-term retention of key employees of GSI Commerce, Inc., ("GSI") and its current and future subsidiaries (collectively, the "Company") and other persons who are in a position to make significant contributions to the success of the Company, to further reward these employees and other persons for their contributions to the Company's growth and expansion, to provide additional incentive to these employees and other persons to continue to make similar contributions in the future, and to further align the interests of these employees and other persons with those of GSI's stockholders. These purposes will be achieved by granting to such employees and other persons, in accordance with the provisions of this Plan, Options, Stock Appreciation Rights, Restricted Stock or Unrestricted Stock Awards, Deferred Stock Awards or Performance Awards, for shares of GSI's common stock, $0.01 par value per share ("Common Stock"), or Loans or Supplemental Grants, or combinations thereof ("Awards").

## 2. Aggregate Number of Shares

2.1 The aggregate number of shares of Common Stock for which Awards may be granted under the Plan will be 8,500,000 shares with an individual limit of 1,000,000 shares per year for each Employee (as defined below) covered by Section 162(m) of the Code (as defined below); provided, however, that the aggregate maximum number of shares of Common Stock that may be issued as ISOs (as defined in Section 5.1(a)) shall be 8,500,000 shares of Common Stock. Notwithstanding the foregoing, if there is any change in the capitalization of GSI, such as by stock dividend, stock split, combination of shares, exchange of securities, recapitalization or other event which the Board of Directors (the "Board") of GSI deems, in its sole discretion, to be similar circumstances, the aggregate number and/or kind of shares for which Awards may be granted under the Plan shall be appropriately adjusted in a manner determined by the Board. No fractional shares of Common Stock will be delivered under the Plan.

2.2 Treasury shares, reacquired shares and unissued shares of Common Stock may be used for purposes of the Plan, at GSI's sole discretion.

2.3 Shares of Common Stock that were issuable pursuant to an Award that has been forfeited, cancelled, exchanged, surrendered or terminated but with respect to which such Award had not been exercised or otherwise terminated without an issuance of shares, shares of Common Stock that are issued pursuant to an Award but that are subsequently forfeited and shares of Common Stock that were issuable pursuant to an Award that was payable in Common Stock or cash but that was satisfied in cash, shall be available for future Awards under the Plan. If the exercise price of any Option is satisfied by a Participant's tender of shares of Company Stock to the Company (by actual delivery or attestation), only the number of shares of Company Stock issued net of any shares so tendered will be deemed issued to the Participant. If, however, shares of Common Stock are not issued to a Participant because such shares otherwise issuable upon the exercise of an Option instead are used to satisfy an applicable tax withholding requirement or other obligation to the Company in connection with the exercise of an Option, then such shares will be deemed to have been issued to the Participant and will not be available for Awards under the Plan.

## 3. Eligible Employees and Participants

3.1 All current and future key employees of the Company, including officers and directors who are employed by the Company ("Employees"), and all other persons, including directors of the Company who are

not Employees, who, in the opinion of the Board, are in a position to make a significant contribution to the success of the Company, shall be eligible to receive Awards under the Plan. No eligible Employee or other person (a "Participant") shall have any right to receive an Award except as expressly provided in the Plan.

3.2 The Participants who shall actually receive Awards under the Plan shall be determined by the Board in its sole discretion. In making such determinations, the Board shall consider the positions and responsibilities of eligible Employees and other persons, their past performance and contributions to the Company's growth and expansion, the value of their services to the Company, the difficulty of finding qualified replacements, and such other factors as the Board deems pertinent in its sole discretion.

## 4. Administration

4.1 The Plan shall be administered by the Board. The Board may delegate all or any portion of its authority hereunder to one or more committees, each consisting of one or more members of the Board. Once appointed, such committees shall continue to serve until otherwise directed by the Board and all references in this Plan to the Board thereafter shall be to such committees. Any Awards granted to officers who are subject to Section 16 of the Securities Exchange Act of 1934, as amended (the "1934 Act") shall be made by a committee of two or more members of the Board, each of whom is a Non-Employee Director (as defined or interpreted for purposes of Rule 16b-3 (including amendments and successor provisions) as promulgated by the Securities and Exchange Commission pursuant to its authority under the 1934 Act ("Rule 16b-3")) or as otherwise permitted by Rule 16b-3 and other applicable regulations. Any Awards granted to officers who are subject to Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code") shall be made by a committee of two or more members of the Board, each of whom is an Outside Director (as defined or interpreted for purposes of Section 162(m) of the Code) or as otherwise permitted by Section 162(m) of the Code and other applicable regulations.

4.2 In addition to its other authority but subject to the provisions of the Plan, the Board shall have the authority to determine, in its sole discretion, the Participants who shall be eligible to receive Awards, the Participants who shall actually receive Awards, the size of each Award, including the number of shares of Common Stock subject to the Award, the type or types of each Award, the date on which each Award shall be granted, the terms and conditions of each Award, whether to waive compliance by a Participant with any obligations to be performed by the Participant under an Award or waive any term or condition of an Award, whether to amend or cancel an existing Award in whole or in part (except that the Board may not, without the consent of the holder of an Award or unless specifically authorized by the terms of an Award, take any action under this clause with respect to such Award if such action would adversely affect the rights of such holder), and the form or forms of instruments that are required or deemed appropriate under the Plan, including any written notices and elections required of Participants.

4.3 The Board may adopt such rules for the administration of the Plan as it deems necessary or advisable, in its sole discretion. For all purposes of the Plan, a majority of the members of the Board shall constitute a quorum, and the vote or written consent of a majority of the members of the Board on a particular matter shall constitute the act of the Board on that matter. The Board shall have the exclusive right to construe the Plan and any Award, to settle all controversies regarding the Plan or any Award, to correct defects and omissions in the Plan and in any Award, and to take such further actions as the Board deems necessary or advisable, in its sole discretion, to carry out the purpose and intent of the Plan. Such actions shall be final, binding and conclusive upon all parties concerned.

4.4 No member of the Board shall be liable for any act or omission (whether or not negligent) taken or omitted in good faith, or for the good faith exercise of any authority or discretion granted in the Plan to the Board, or for any act or omission of any other member of the Board.

4.5 All costs incurred in connection with the administration and operation of the Plan shall be paid by the Company. Except for the express obligations of the Company under the Plan and under Awards granted in

accordance with the provisions of the Plan, the Company shall have no liability with respect to any Award, or to any Participant or any transferee of shares of Common Stock from any Participant, including, but not limited to, any tax liabilities, capital losses, or other costs or losses incurred by any Participant or any such transferee.

## 5. Types of Awards

5.1. Options.

(a) An Option is an Award entitling the recipient on exercise thereof to purchase Common Stock at a specified exercise price. Both "incentive stock options," as defined in Section 422 of the Code (any Option intended to qualify as an incentive stock option is hereinafter referred to as an "ISO"), and Options that are not incentive stock options ("non-ISO"), may be granted under the Plan. ISOs shall be awarded only to Employees.

(b) The exercise price of an Option will be determined by the Board subject to the following:

(1) The exercise price of an ISO shall not be less than 100% (110% in the case of an ISO granted to a ten percent stockholder) of the fair market value of the Common Stock subject to the ISO, determined as of the time the Option is granted. A "ten-percent stockholder" is any person who at the time of grant owns, directly or indirectly, or is deemed to own by reason of the attribution rules of Section 424(d) of the Code, stock possessing more than 10% of the total combined voting power of all classes of stock of the Company or of any of its subsidiaries.

(2) The exercise price of a non-ISO shall not be less than 100% of the fair market value of the Common Stock subject to the non-ISO, determined as of the time the non-ISO is granted, except that:

(A) the exercise price of a non-ISO may be equal to or greater than 85% of the fair market value of the Common Stock subject to the non-ISO, if the discount is granted in lieu of a reasonable amount of cash compensation; or

(B) the exercise price of a non-ISO granted pursuant to a Performance Award may be (i) 100% of the fair market value of the Common Stock subject to the non-ISO, determined either as of the time the Performance Award is granted or as of the time the non-ISO is granted pursuant to the Performance Award; or (ii) an amount less than such fair market value if the discount is granted in lieu of a reasonable amount of cash compensation as consideration for exceeding the goal(s) set forth in the Performance Award.

(3) In no case may the exercise price paid for Common Stock which is part of an original issue of authorized Common Stock be less than the par value per share of the Common Stock.

(4) The Board may reduce the exercise price of an option at any time after the time of grant, but in the case of an Option originally awarded as an ISO, only with the consent of the Participant.

(c) The period during which an Option may be exercised will be determined by the Board, except that the period during which an ISO may be exercised will not exceed ten years (five years, in the case of an ISO granted to a ten-percent stockholder) from the day immediately preceding the date the Option was granted.

(d) An Option will become exercisable at such time or times, and on such terms and conditions, as the Board may determine. The Board may at any time accelerate the time at which all or any part of the Option may be exercised. Any exercise of an Option must be in writing, signed by the proper person and delivered or mailed to the Company, accompanied by (i) any documents required by the Board and (ii) payment in full in accordance with Section 5.1(e) below for the number of shares for which the Option is exercised.

(e) Stock purchased on exercise of an Option must be paid for as follows: (i) in cash or by check (acceptable to GSI in accordance with guidelines established for this purpose), bank draft or money order payable to the order of GSI or (ii) if so permitted by the instrument evidencing the Option (or in the case of an Option which is not an ISO, by the Board at or after grant of the Option), (A) through the delivery of

shares of Common Stock which have been outstanding for at least six months (unless the Board expressly approves a shorter period) and which have a fair market value on the last business day preceding the date of exercise at least equal to the exercise price, or (B) by delivery of a promissory note of the Option holder to GSI, payable on such terms and conditions as the Board may determine, or (C) by delivery of an unconditional and irrevocable undertaking by a broker to deliver promptly to GSI sufficient funds to pay the exercise price, or (D) by any combination of the permissible forms of payment; provided, that if the Common Stock delivered upon exercise of the Option is an original issue of authorized Common Stock, at least so much of the exercise price as represents the par value of such Common Stock must be paid other than by the Option holder's promissory note. Any payment in shares of Common Stock will be effected by the delivery of such shares to the Company, duly endorsed in blank or accompanied by stock powers duly executed in blank, or by attestation of the ownership of such shares, together with any other documents and evidences as the Company may require.

(f) If the market price of shares of Common Stock subject to an Option (other than an Option which is in tandem with a Stock Appreciation Right as described in Section 6.2 below) exceeds the exercise price of the Option at the time of its exercise, the Board may cancel the Option and cause GSI to pay in cash or in shares of Common Stock (at a price per share equal to the fair market value per share) to the person exercising the Option an amount equal to the difference between the fair market value of the Common Stock which would have been purchased pursuant to the exercise (determined on the date the Option is canceled) and the aggregate exercise price which would have been paid. The Board may exercise its discretion to take such action only if it has received a written request from the person exercising the Option, but such a request will not be binding on the Board.

5.2. Stock Appreciation Rights.

(a) A Stock Appreciation Right is an Award entitling the recipient on its exercise to receive an amount, in cash or Common Stock or a combination thereof (such form to be determined by the Board), determined in whole or in part by reference to appreciation in Common Stock value. In general, a Stock Appreciation Right entitles the Participant to receive, with respect to each share of Common Stock as to which the Right is exercised, the excess of the share's fair market value on the date of exercise over its fair market value on the date the Right was granted. However, the Board may provide at the time of grant that the amount the recipient is entitled to receive will be adjusted upward or downward under rules established by the Board to take into account the performance of the Common Stock in comparison with the performance of other stocks or an index or indices of other stocks. The Board may also grant Stock Appreciation Rights that provide that following a Change in Control of the Company (as defined in Section 6.3(b)) the holder of such Right will be entitled to receive, with respect to each share of Common Stock subject to the Right, an amount equal to the excess of a specified value (which may include an average of values) for a share of Common Stock during a period preceding such Change in Control over the fair market value of a share of Common Stock on the date the Right was granted.

(b) Stock Appreciation Rights may be granted in tandem with, or independently of, Options granted under the Plan. A Stock Appreciation Right granted in tandem with an Option that is not an ISO may be granted either at or after the time the Option is granted. A Stock Appreciation Right granted in tandem with an ISO may be granted only at the time the Option is granted.

(c) When Stock Appreciation Rights are granted in tandem with Options, the following rules will apply:

(1) The Stock Appreciation Right will be exercisable only at such time or times, and to the extent, that the related Option is exercisable and will be exercisable in accordance with the procedure required for exercise of the related Option.

(2) The Stock Appreciation Right will terminate and no longer be exercisable upon the termination or exercise of the related Option, except that a Stock Appreciation Right granted with respect to less than the full number of shares covered by an Option will not be reduced until the number

of shares as to which the related Option has been exercised or has terminated exceeds the number of shares not covered by the Stock Appreciation Right.

(3) The Option will terminate and no longer be exercisable upon the exercise of the related Stock Appreciation Right.

(4) The Stock Appreciation Right will be transferable only with the related Option.

(5) A Stock Appreciation Right granted in tandem with an ISO may be exercised only when the market price of the Stock subject to the Option exceeds the exercise Price of such option.

(d) A Stock Appreciation Right not granted in tandem with an Option will become exercisable at such time or times, and on such terms and conditions, as the Board may specify. The Board may at any time accelerate the time at which all or any part of the Right may be exercised. Any exercise of an independent Stock Appreciation Right must be in writing, signed by the proper person and delivered or mailed to GSI, accompanied by any other documents required by the Board.

5.3. Restricted and Unrestricted Stock.

(a) A Restricted Stock Award entitles the recipient to acquire, for a purchase price not less than the par value, shares of Common Stock subject to the restrictions described in Section 5.3(d) ("Restricted Stock").

(b) A Participant who is granted a Restricted Stock Award shall have no rights with respect to such Award unless the Participant accepts the Award by written instrument delivered or mailed to GSI accompanied by payment in full of the specified purchase price, if any, of the shares covered by the Award. Payment may be by certified or bank check or other instrument acceptable to the Board.

(c) A Participant who receives Restricted Stock shall have all the rights of a stockholder with respect to such stock, including voting and dividend rights, subject to the restrictions described in 5.3(d) and any other conditions imposed by the Board at the time of grant. Unless the Board otherwise determines, certificates evidencing shares of Restricted Stock will remain in the possession of the Company until such shares are free of all restrictions under the Plan.

(d) Except as otherwise specifically provided by the Plan or the Award, Restricted Stock may not be sold, assigned, exchanged, pledged, gifted or otherwise disposed of, or transferred, and if a Participant suffers a Status Change (as defined in Section 6.1) for any reason, must be offered to GSI for purchase for the amount of cash paid for such stock, or forfeited to the Company if no cash was paid. These restrictions will lapse at such time or times, and on such terms and conditions, as the Board may determine. The Board may at any time accelerate the time at which the restrictions on all or any part of the shares will lapse.

(e) Any Participant making, or required by an Award to make, an election under Section 83(b) of the Code with respect to Restricted Stock shall deliver to GSI, within ten days of the filing of such election with the Internal Revenue Service, a copy of such election.

(f) The Board may, at the time any Award described in this Section 5 is granted, provide that any or all the Common Stock delivered pursuant to the Award will be Restricted Stock.

(g) The Board may, in its sole discretion, approve the sale to any Participant of shares of Common Stock free of restrictions under the Plan for a price which is not less than the par value of the Common Stock.

5.4. Deferred Stock. A Deferred Stock Award entitles the recipient to receive shares of Common Stock to be delivered in the future. Delivery of the Common Stock will take place at such time or times, and on such terms and conditions, as the Board may determine. The Board may at any time accelerate the time at which delivery of all or any part of the Common Stock will take place. At the time any Award described in this Section 5 is granted, the Board may provide that, at the time Common Stock would otherwise be delivered

pursuant to the Award, the Participant will instead receive an instrument evidencing the Participant's right to future delivery of Deferred Stock.

5.5. Performance Awards. A Performance Award entitles the recipient to receive, without payment, an Award or Awards described in this Section 5 (such form to be determined by the Board) following the attainment of such performance goals, during such measurement period or periods, and on such other terms and conditions, all as the Board may determine. Performance goals may be related to personal performance, corporate performance, group or departmental performance or any such other category of performance as the Board may determine. The Board shall have the authority to determine the performance goals, the period or period during which performance is to be measured and all other terms and conditions applicable to the Award. The Board may determine performance goals, based on but not limited to the following: revenue, operating income, net earnings, earnings before interest, taxes, depreciation and amortization ("EBITDA"), earnings before interest and taxes ("EBIT"), net income, earnings per share, total stockholder return, cash flow, return on assets, decrease in expenses, Common Stock price, price-earnings multiple or other financial factors determined by the Board. Performance goals established by the Board may be (but need not be) different for different periods, and different performance goals may be applicable to different Participants.

5.6. Loans and Supplemental Grants.

(a) The Company may make a loan to a Participant ("Loan"), either in connection with the purchase of Common Stock under the Award or the payment of any Federal, state and local income tax with respect to income recognized as a result of the Award. The Board shall have the authority, in its sole discretion, to determine whether to make a Loan, the amount, terms and conditions of the Loan, including the interest rate (which may be zero), whether the Loan is to be secured or unsecured or with or without recourse against the borrower, the terms on which the Loan is to be repaid and the terms and conditions, if any, under which the Loan may be forgiven. In no event shall any Loan have a term (including extensions) in excess of ten years.

(b) In connection with any Award, the Board may grant a cash award to the Participant ("Supplemental Grant") not to exceed an amount equal to (i) the amount of any Federal, state and local income tax on ordinary income for which the Participant may be liable with respect to the Award, determined by assuming taxation at the highest marginal rate, plus (ii) an additional amount on a grossed-up basis intended to make the Participant whole on an after-tax basis after discharging all the Participant's income tax liabilities arising from all payments under this Section 5. Any payments under this Section 5(b) shall be made at the time the Participant incurs Federal income tax liability with respect to the Award.

## 6. Events Affecting Outstanding Awards

6.1. Termination of Service by Death or Disability. If a Participant's service relationship with the Company, whether as an Employee, director, consultant, advisor or other provider engaged by the Company to render services is interrupted or terminated (such interruption or termination being referred to as a "Status Change") by reason of death or permanent disability (as determined by the Board), the following rules shall apply, unless otherwise determined by the Board. A change in the capacity in which the Participant renders service to the Company as an Employee, director consultant, advisor or other provider or a change in the entity for which the Participant renders such service, provided that there is no interruption or termination of the Participant's service with the Company or its subsidiaries, shall not constitute a Status Change:

(a) All Options and Stock Appreciation Rights held by the Participant at the time of such Status Change, to the extent then exercisable, will continue to be exercisable by the Participant or, in the case of the death of the Participant, by the Participant's heirs, executor, administrator or other legal representative, for a period of one year after the Participant's Status Change. After the expiration of such one-year period, all such Options and Stock Appreciation Rights shall terminate. In no event, however, shall an Option or Stock Appreciation Right remain exercisable beyond the latest date on which it could have been exercised without regard to this Section 6. All Options and Stock Appreciation Rights held by a Participant at the time of such Status Change that are not then exercisable shall terminate upon such Status Change.

(b) All Restricted Stock held by the Participant at the time of such Status Change shall be transferred to the Company (and, in the event the certificates representing such Restricted Stock are held by the Company, such Restricted Stock shall be so transferred without any further action by the Participant) in accordance with Section 5.3 above.

(c) Any payment or benefit under a Deferred Stock Award, Performance Award or Supplemental Grant to which the Participant was not irrevocably entitled at the time of such Status Change shall be forfeited and the Award canceled as of the time of such Status Change.

6.2. Termination of Service Other Than by Death or Disability. If a Participant suffers a Status Change other than by reason of death or permanent disability (as determined by the Board), the following rules shall apply, unless otherwise determined by the Board at the time of grant of an Award:

(a) All Options and Stock Appreciation Rights held by the Participant at the time of such Status Change, to the extent then exercisable, will continue to be exercisable by the Participant for a period of three months after the Participant's Status Change. After the expiration of such three-month period, all such Options and Stock Appreciation Rights shall terminate. In no event, however, shall an Option or Stock Appreciation Right remain exercisable beyond the latest date on which it could have been exercised without regard to this Section 6. All Options and Stock Appreciation Rights held by a Participant at the time of such Status Change that are not then exercisable shall terminate upon such Status Change.

(b) All Restricted Stock held by the Participant at the time of such Status Change shall be transferred to the Company (and, in the event the certificates representing such Restricted Stock are held by the Company, such Restricted Stock shall be so transferred without any further action by the Participant) in accordance with Section 5.3 above.

(c) Any payment or benefit under a Deferred Stock Award, Performance Award, or Supplemental Grant to which the Participant was not irrevocably entitled at the time of such Status Change shall be forfeited and the Award canceled as of the date of such Status Change.

(d) A termination by the Company of a Participant's employment with or service to the Company shall be for "Cause" only if the Participant: (i) was guilty of gross negligence or willful misconduct in the performance of his or her duties for the Company, (ii) breached or violated, in a material respect, any agreement between the Participant and the Company or any of the Company's policy statements regarding conflicts-of-interest, insider trading or confidentiality, (iii) committed a material act of dishonesty or breach of trust, (iv) acted in a manner that was inimical or injurious, in a material respect, to the business or interests of the Company, or (v) was convicted of a felony.

(e) For all purposes of this Section 6.2 and Section 6.3, (i) if a Participant is an Employee of a subsidiary of GSI and such subsidiary ceases to be a subsidiary of GSI, then the Participant's employment with the Company will be deemed to have been terminated by the Company without Cause, unless the Participant is transferred to GSI or another subsidiary of GSI; (ii) the employment with the Company of a Participant who is an Employee will not be deemed to have been terminated if the Participant is transferred from GSI to a subsidiary of GSI, or vice versa, or from one subsidiary of GSI to another; and (iii) if a Participant who is an Employee terminates his or her employment with the Company following a reduction in his or her rate of compensation, then the Participant's employment with the Company will be deemed to have been terminated by the Company without Cause.

6.3. Change in Control.

(a) In the event of a Change in Control (as defined in Section 6.3(b)), the following rules will apply, unless otherwise expressly provided by the Board at the time of the grant of an Award:

(1) Each outstanding Option and Stock Appreciation Right shall automatically become exercisable in full six months after the occurrence of such Change in Control or, if sooner, upon a termination by the Company of the Participant's employment with or service to the Company for any

reason other than for Cause (as defined in Section 6.2(d)). This provision shall not prevent an Option or Stock Appreciation Right from becoming exercisable sooner as to Common Stock or cash that would otherwise have become available under such Option or Right during such period.

(2) Each outstanding share of Restricted Stock shall automatically become free of all restrictions and conditions six months after the occurrence of such Change in Control or, if sooner, upon a termination by the Company of the Participant's employment with or service to the Company for any reason other than for Cause (as defined in Section 6.2(d)). This provision shall not prevent the earlier lapse of any restrictions or conditions on Restricted Stock that would otherwise have lapsed during such period.

(3) Conditions on Deferred Stock Awards, Performance Awards and Supplemental Grants which relate only to the passage of time and continued employment shall automatically terminate six months after the occurrence of such Change in Control or, if sooner, upon a termination by the Company of the Participant's employment with or service to the Company for any reason other than for Cause (as defined in Section 6.2(d)). This provision shall not prevent the earlier lapse of any conditions relating to the passage of time and continued employment that would otherwise have lapsed during such period. Performance or other conditions (other than conditions relating only to the passage of time and continued employment) shall continue to apply unless otherwise provided in the instrument evidencing the Awards or in any other agreement between the Participant and the Company or unless otherwise agreed to by the Board.

(b) A "Change in Control" means: (i) the occurrence of an event that would, if known to the Company's management, be required to be reported by the Company under Item 1(a) of Form 8-K pursuant to the 1934 Act; or (ii) the acquisition or receipt, in any manner, by any person (as defined for purposes of the 1934 Act) or any group of persons acting in concert, of direct or indirect beneficial ownership (as defined for purposes of the 1934 Act) of 50% or more of the combined voting securities ordinarily having the right to vote for the election of directors of the Company; or (iii) a change in the constituency of the Board with the result that individuals (the "Incumbent Directors") who are members of the Board on the Effective Date (as specified in Section 9) cease for any reason to constitute at least a majority of the Board, provided that any individual who is elected to the Board after the Effective Date and whose nomination for election was unanimously approved by the Incumbent Directors shall be considered an Incumbent Director beginning on the date of his or her election to the Board; or (iv) the sale, exchange or other disposition of all or a significant portion of the Company's business or assets, or the execution by the Company of a binding agreement providing for such a transaction; unless in any such case, at least a majority of the Incumbent Directors determine, prior to the occurrence of such Change in Control, that no Change in Control has or will have occurred.

## 7. Grant and Acceptance of Awards

7.1. The Board's approval of a grant of an Award under the Plan, including the names of Participants and the size of the Award, including the number of shares of Common Stock subject to the Award, shall be reflected in minutes of meetings held by the Board or in written consents signed by members of the Board. Once approved by the Board, each Award shall be evidenced by such written instrument, containing such terms as are required by the Plan and such other terms, consistent with the provisions of the Plan, as may be approved from time to time by the Board.

7.2 Each instrument may be in the form of agreements to be executed by both the Participant and the Company, or certificates, letters or similar instruments, which need not be executed by the Participant but acceptance of which shall evidence agreement to the terms thereof. The receipt of an Award shall not impose any obligation on the Participant to accept the Award.

7.3. Except as specifically provided by the Plan or the instrument evidencing an Award, a Participant shall not become a stockholder of GSI until (a) the Participant makes any required payments in respect of the Common

Stock issued or issuable pursuant to the Award, (b) the Participant furnishes GSI with any required agreements, certificates, letters or other instruments, and (c) the Participant actually receives the shares of Common Stock. Subject to any terms and conditions imposed by the Plan or the instrument evidencing an Award, upon the occurrence of all of the conditions set forth in the immediately preceding sentence, a Participant shall have all rights of a stockholder with respect to shares of Common Stock, including, but not limited to, the right to vote such shares and to receive dividends and other distributions paid with respect to such shares. The Board may, upon such terms and conditions as it deems appropriate, provide that a Participant will receive a benefit in lieu of cash dividends that would have been payable on any and all Common Stock subject to the Participant's Award, had such Common Stock been outstanding. Without limitation, the Board may provide for payment to the Participant of amounts representing such dividends, either currently or in the future, or for the investment of such amounts on behalf of the Participant.

7.4. Notwithstanding any other provision of the Plan, the Company shall not be obligated to deliver any shares of Common Stock pursuant to the Plan or to remove any restriction from shares of Common Stock previously delivered under the Plan (a) until all conditions to the Award have been satisfied or removed, (b) until, in the opinion of counsel to the Company, all applicable Federal and state laws and regulations have been complied with, (c) if the outstanding Common Stock is at the time listed on any stock exchange or included for quotation on an inter-dealer system, until the shares to be delivered have been listed or included or authorized to be listed or included on such exchange or system upon official notice of notice of issuance, (d) if it might cause the Company to issue or sell more shares of Common Stock that the Company is then legally entitled to issue or sell, and (e) until all other legal matters in connection with the issuance and delivery of such shares have been approved by counsel to the Company. If the sale of Common Stock has not been registered under the Securities Act of 1933, as amended, the Company may require, as a condition to exercise of an Award, such representations or agreements as counsel to the Company may consider appropriate to avoid violation of such Act and may require that the certificates evidencing such Common Stock bear an appropriate legend restricting transfer. If an Award is exercised by the Participant's legal representative, the Company shall be under no obligation to deliver Common Stock pursuant to such exercise until the Company is satisfied as to the authority of such representative.

## 8. Tax Withholding

The Company shall withhold from any cash payment made pursuant to an Award an amount sufficient to satisfy all Federal, state and local withholding tax requirements (the "withholding requirements"). In the case of an Award pursuant to which Common Stock may be delivered, the Board shall have the right to require that the Participant or other appropriate person remit to the Company an amount sufficient to satisfy the withholding requirements, or make other arrangements satisfactory to the Board with regard to such requirements, prior to the delivery of any Common Stock. If and to the extent that such withholding is required, the Board may permit a Participant or such other person or entity to elect at such time and in such manner as the Board may determine to have the Company hold back from the shares of Common Stock to be delivered, or to deliver to the Company, Common Stock having a value calculated to satisfy the withholding requirement. If at the time an ISO is exercised, the Board determines that the Company could be liable for withholding requirements with respect to a disposition of the Common Stock received upon exercise, the Board may require as a condition of exercise that the person exercising the ISO agree (a) to inform the Company promptly of any disposition (within the meaning of Section 424(c) of the Code) of Common Stock received upon exercise, and (b) to give such security as the Board deems adequate to meet the potential liability of the Company for the withholding requirements and to augment such security from time to time in any amount reasonably deemed necessary by the Board to preserve the adequacy of such security.

## 9. Stockholder Approval, Effective Date and Term of Plan

The Plan was adopted by the Board on March 20, 1996, subject to the approval of GSI's stockholders. The Plan was approved by GSI's stockholders at GSI's 1996 annual meeting of stockholders on July 8, 1996. The effective date of this Plan ("Effective Date") is July 8, 1996, the date on which the Plan was approved by the

affirmative vote of the holders of a majority of the outstanding shares of GSI's Common Stock. No Award shall be granted more than ten years after the Effective Date. The Plan has been amended as follows:

| Nature of Amendment | Date Amended by Board of Directors | Date Approved by Stockholders |
|---|---|---|
| To increase the aggregate number of shares of Common Stock issuable under the Plan from 100,000 to 1,000,000 | September 24, 1996 | December 4, 1997 |
| To increase the aggregate number of shares of Common Stock issuable under the Plan from 1,000,000 to 3,000,000 | January 5, 1999 | July 13, 1999 |
| To provide that the Plan shall be administered by the Board and that the Board may delegate all or any portion of its authority under the Plan to one or more committees | November 16, 1999 | N/A |
| To increase the aggregate number of shares of Common Stock issuable under the Plan from 3,000,000 to 4,500,000 | April 18, 2000 | May 25, 2000 |
| To increase the aggregate number of shares of Common Stock issuable under the Plan from 4,500,000 to 7,500,000; to increase the number of shares which may be granted to Employees covered by Section 162(m) of the Code to 1,000,000; to amend the effect of a Status Change on outstanding Restricted Stock Awards; and to amend the definitions of "Cause" and "Change of Control" | January 4, 2001 | May 24, 2001 |
| To increase the aggregate number of shares of Common Stock issuable under the Plan from 7,500,000 to 8,500,000; to limit the number of ISOs issuable to 8,500,000; to provide a list of examples of performance goals that the Board may determine in connection with any Performance Awards; and to permit the forfeiture of certain payments in the event such payments constitute a "parachute payment" in certain instances. | July 29, 2003 | ______, 2003 |

## 10. Effect, Amendment, Suspension and Termination

Neither adoption of the Plan nor the grant of Awards to a Participant will affect the Company's right to grant to such Participant awards that are not subject to the Plan, to issue to such Participant Common Stock as a bonus or otherwise, or to adopt other plans or arrangements under which Common Stock may be issued to Employees or other persons or entities. The Board reserves the right, at any time and from time to time, to amend the Plan in any way, or to suspend or terminate the Plan, effective as of the date specified by the Board when it takes such action, which date may be before or after the date the Board takes such action; provided that any such action shall not affect any Awards granted before the actual date on which such action is taken by the Board; and further provided that the approval of GSI's stockholders shall be required whenever necessary for the Plan to continue to satisfy the conditions of Rule 16b-3 under the 1934 Act, Section 422 of the Code with respect to the award of ISOs (unless the Board determines that ISOs shall no longer be granted under the Plan), any bylaw, rule or regulation of the market system or stock exchange on which GSI's Common Stock is then listed or admitted to trading, or any other applicable law, rule or regulation.

## 11. Other Provisions

11.1 Nothing contained in the Plan or any Award shall confer upon any Employee or other Participant the right to continue in the employ of, or to continue to provide service to, the Company or any affiliated person, or

interfere in any way with the right of the Company or any affiliated person to terminate the employment or service of any Employee or other Participant for any reason.

11.2 Corporate action constituting an offer by GSI of Common Stock to any Participant under the terms of an Award shall be deemed completed as of the date of grant of the Award, regardless of when the instrument, certificate, or letter evidencing the Award is actually received or accepted by the Participant.

11.3 None of a Participant's rights under any Award or under the Plan may be assigned or transferred in any manner other than by will or under the laws of descent and distribution. The foregoing shall not, however, restrict a Participant's rights with respect to Unrestricted Stock or the outright transfer of cash, nor shall it restrict the ability of a Participant's heirs, estate, beneficiaries, or personal or legal representatives to enforce the terms of the Plan with respect to Awards granted to the Participant.

11.4 The Plan, and all Awards granted hereunder, shall be governed by and construed in accordance with the laws of the State of Delaware. The headings of the Sections of the Plan are for convenience of reference only and shall not affect the interpretation of the Plan. All pronouns and similar references in the Plan shall be construed to be of such number and gender as the context requires or permits. If any provision of the Plan is determined to be unenforceable for any reason, then that provision shall be deemed to have been deleted or modified to the extent necessary to make it enforceable, and the remaining provisions of the Plan shall be unaffected.

11.5 All notices with respect to the Plan shall be in writing and shall be hand delivered or sent by first class mail or reputable overnight delivery service, expenses prepaid. Notice may also be given by electronic mail or facsimile and shall be effective on the date transmitted if confirmed within 24 hours thereafter by a signed original sent in a manner provided in the preceding sentence. Notices to the Company or the Board shall be delivered or sent to GSI's headquarters to the attention of its Chief Financial Officer and its General Counsel. Notices to any Participant or holder of shares of Common Stock issued pursuant to an Award shall be sufficient if delivered or sent to such person's address as it appears in the regular records of the Company or its transfer agent.

11.6 If there is any change in the capitalization of the Company, such as by stock dividend, stock split, combination of shares, exchange of securities, recapitalization or other event which the Board deems, in its sole discretion, to be similar circumstances, the Board may make such adjustments to the number and/or kind of shares of stock or securities subject to Awards then outstanding or subsequently granted, any exercise prices relating to such Awards and any other provision of such Awards affected by such change, as the Board may determine in its sole discretion. The Board may also make such adjustments to take into account material changes in law or in accounting practices or principles, mergers, consolidations, acquisitions, dispositions or similar corporate transactions, or any other event, as the Board may determine in its sole discretion; provided, however, in case of any consolidation of the Company with, or merger of the Company into, any other person; any merger of another person into the Company; or any sale or transfer of all or substantially all of the assets of the Company, unless the Participant and the Company agree otherwise in writing, Awards to purchase and/or receive Common Stock shall automatically at the effective time of such consolidation, merger, sale or transfer become Awards to purchase and/or receive the kind and amount (if any) of securities, cash and other property receivable upon such consolidation, merger, sale or transfer by a Participant with respect to the number of shares of Common Stock of the Company into which such Award might have been exercised immediately prior to such consolidation, merger, sale or transfer.

11.7 Any payment under an Award, may be paid at the discretion of the Board, according to a deferred payment or other arrangement with the Participant.

11.8 Unless otherwise agreed upon in writing by the Company and a Participant, in the event that the Company's independent auditors determine that any payment, benefit or transfer by the Company under the Plan

to or for the benefit of a Participant pursuant to a Change in Control from the Company or otherwise (a "Payment") would (i) constitute a "parachute payment" within the meaning of Section 280G of the Internal Revenue Code of 1986, as amended (the "Code"), and (ii) but for this sentence, be subject to the excise tax imposed by Section 4999 of the Code (the "Excise Tax"), then such Payment shall be reduced to the Reduced Amount. The "Reduced Amount" shall be either (x) the largest portion of the Payment that would result in no portion of the Payment being subject to the Excise Tax or (y) the largest portion, up to and including the total, of the Payment, whichever amount, after taking into account all applicable federal, state and local employment taxes, income taxes, and the Excise Tax (all computed at the highest applicable marginal rate), results in the Participant's receipt, on an after-tax basis, of the greater amount of the Payment notwithstanding that all or some portion of the Payment may be subject to the Excise Tax. If a reduction in payments or benefits constituting "parachute payments" is necessary so that the Payment equals the Reduced Amount, reduction shall occur in the following order unless the Participant elects in writing a different order (*provided, however,* that such election shall be subject to Company approval if made on or after the date on which the event that triggers the Payment occurs): reduction of cash payments; cancellation of accelerated vesting of Awards; reduction of employee benefits. In the event that acceleration of vesting of Award compensation is to be reduced, such acceleration of vesting shall be cancelled in the reverse order of the date of grant of the Participant's Awards unless the Participant elects in writing a different order for cancellation.

The accounting firm engaged by the Company for general audit purposes as of the day prior to the effective date of the Change in Control shall perform the foregoing calculations. If the accounting firm so engaged by the Company is serving as accountant or auditor for the individual, entity or group effecting the Change in Control, the Company shall appoint a nationally recognized accounting firm to make the determinations required hereunder. The Company shall bear all expenses with respect to the determinations by such accounting firm required to be made hereunder.

The accounting firm engaged to make the determinations hereunder shall provide its calculations, together with detailed supporting documentation, to the Company and Participant within fifteen (15) calendar days after the date on which the Participant's right to a Payment is triggered (if requested at that time by the Company or the Participant) or such other time as requested by the Company or the Participant. If the accounting firm determines that no Excise Tax is payable with respect to a Payment, either before or after the application of the Reduced Amount, it shall furnish the Company and the Participant with an opinion reasonably acceptable to the Participant that no Excise Tax will be imposed with respect to such Payment. Any good faith determinations of the accounting firm made hereunder shall be final, binding and conclusive upon the Company and the Participant.

11.9 In any case that a Participant purchases Common Stock under an Award for a price equal to the par value of the Common Stock, the Board may determine, in its sole discretion, that such price has been satisfied by past services rendered by the Participant.

11.10 For the purposes of the Plan and any Award granted hereunder, unless otherwise determined by the Board, the term "fair market value" of Common Stock on a specified date shall mean the last sale price for one share of Common Stock on the last trading day on or before the specified date, as reported on the Nasdaq Stock Market, or on such other market system or stock exchange on which GSI's Common Stock is then listed or admitted to trading, or, if the foregoing does not apply, the market value determined by the Board.

11.11 Except as otherwise indicated, the term "person," as used in the Plan shall include individuals, corporations, partnerships, trusts, estates, limited liability companies and partnerships and any other type of entity.

THE UNDERSIGNED CERTIFIES THAT THE AMENDMENT AND RESTATEMENT OF THIS PLAN WAS DULY APPROVED AND ADOPTED BY THE BOARD OF DIRECTORS OF GSI COMMERCE, INC. PURSUANT TO RESOLUTIONS ADOPTED AT A MEETING OF THE BOARD OF DIRECTORS ON THE 29th DAY OF JULY, 2003.

By: 

Arthur H. Miller
Secretary

# UNITED STATES SECURITIES AND EXCHANGE COMMISSION

**Washington, D.C. 20549**

# FORM 10-K/A
## Amendment No. 1

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

**For the fiscal year ended December 28, 2002 or**

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

**For the transition period from to .**

**Commission file number** ***0-16611***

# GSI COMMERCE, INC.

(Exact name of registrant as specified in its charter)

| **DELAWARE** | **04-2958132** |
|---|---|
| (State or other jurisdiction of incorporation or organization) | (I.R.S. employer identification no.) |

**1075 FIRST AVENUE, KING OF PRUSSIA, PA 19406, (610) 265-3229**

(Address of principal executive offices, including zip code, telephone number, including area code)

**Securities registered pursuant to Section 12(b) of the Act:** None

**Securities registered pursuant to Section 12(g) of the Act:**

**Common Stock, par value $.01 per share**

**(Title of Class)**

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is an accelerated filer (as defined in Exchange Act Rule 12b-2). Yes ☒ No ☐

The aggregate market value of the registrant's voting stock held by non-affiliates of the registrant as of the close of business on June 28, 2002, was approximately $99,169,212.[1] There were 38,848,772 shares of the registrant's Common Stock outstanding as of the close of business on April 21, 2003.

**DOCUMENTS INCORPORATED BY REFERENCE**

(Specific sections incorporated are identified under applicable items herein)

None.

[1] This amount equals the number of outstanding shares of the registrant's Common Stock reduced by the number of shares that may be deemed beneficially owned by the registrant's officers, directors and stockholders owning in excess of 10% of the registrant's Common Stock, multiplied by the last reported sale price for the registrant's Common Stock on June 28, 2002. This information is provided solely for record keeping purposes of the Securities and Exchange Commission and shall not be construed as an admission that any officer, director or 10% stockholder of the registrant is an affiliate of the registrant or is the beneficial owner of any such shares. Any such inference is hereby disclaimed.

**GSI COMMERCE, INC.**
**ANNUAL REPORT ON FORM 10-K/A**
**FOR THE FISCAL YEAR ENDED DECEMBER 28, 2002**

## TABLE OF CONTENTS


| | PART I | Page |
|---|---|---|
| ITEM 1: | BUSINESS | 1 |
| ITEM 2: | PROPERTIES | 25 |
| ITEM 3: | LEGAL PROCEEDINGS | 25 |
| ITEM 4: | SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS | 25 |
| ITEM 4.1 | EXECUTIVE OFFICERS OF THE REGISTRANT | 25 |
| | **PART II** | |
| ITEM 5: | MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS | 28 |
| ITEM 6: | SELECTED FINANCIAL DATA | 28 |
| ITEM 7: | MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS | 30 |
| ITEM 7A: | QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK | 43 |
| ITEM 8: | FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA | 44 |
| ITEM 9: | CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE | 44 |
| | **PART III** | |
| ITEM 10: | DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT | 45 |
| ITEM 11: | EXECUTIVE COMPENSATION | 48 |
| ITEM 12: | SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS | 51 |
| ITEM 13: | CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS | 54 |
| ITEM 14: | CONTROLS AND PROCEDURES | 54 |
| | **PART IV** | |
| ITEM 15: | EXHIBITS, FINANCIAL STATEMENT SCHEDULES AND REPORTS ON FORM 8-K | 55 |
| SIGNATURES | | 59 |
| CERTIFICATIONS | | 60 |


For all years prior to 1999, our fiscal year ended on December 31. Effective for 1999, we changed our fiscal year from the last day of December to the Saturday nearest the last day of December. Accordingly, references to fiscal 1998, fiscal 1999, fiscal 2000, fiscal 2001, fiscal 2002 and fiscal 2003 refer to the years ended December 31, 1998, January 1, 2000, December 30, 2000, December 29, 2001, December 28, 2002 and the year ending January 3, 2004.

Although we refer to the retailers, branded manufacturers, media companies, television networks and professional sports organizations for which we develop and operate e-commerce businesses as our "partners," we do not act as an agent or legal representative for any of our partners. We do not have the power or authority to legally bind any of our partners. Similarly, our partners do not have the power or authority to legally bind us. In addition, we do not have the types of liabilities for our partners that a general partner of a partnership would have.

# PART I

## ITEM 1: *BUSINESS.*

### Overview

We develop and operate electronic commerce businesses for retailers, branded manufacturers, media companies, television networks and professional sports organizations. Our solution encompasses Web site design and development, e-commerce technology, customer service, fulfillment, merchandising, content development, and marketing. Based on these capabilities, we can quickly and cost-effectively implement customized e-commerce businesses for a broad range of partners.

We enable our partners to remain focused on their core businesses and avoid substantial investments and operating expenses and the commitment of significant resources relating to e-commerce. Depending on the specific needs of a partner, we can undertake either a complete outsourcing of the partner's e-commerce activities or a more customized solution that uses portions of our platform. We benefit from the traffic generated by our partners' established brand franchises and extensive advertising and promotions to achieve operational efficiencies, economies of scale and lower customer acquisition costs. We offer our partners the following:

- design, development and maintenance of customized e-commerce businesses under our partners' banners;
- extensive technology that operates and manages all aspects of multiple e-commerce businesses including online retail stores, direct response television campaigns and catalogs;
- customer sales and service through our 24 hours a day, seven days a week, call center;
- fulfillment capabilities through our 470,000 square-foot fulfillment center in Louisville, Kentucky and management of a network of drop-ship vendors that ship directly to customers;
- product descriptions and images, as well as other relevant category and product data from vendors and independent sources;
- marketing of Web sites through arrangements with online portals, affiliate programs and database email marketing programs; and
- buying, merchandising and sourcing of brand-name and unique merchandise, access to a broad assortment of inventory from approximately 5,000 brands encompassing more than 200,000 stock keeping units, referred to as SKUs.

We provide some or all of these services to each of our partners. In fiscal 2002, we derived virtually all of our revenues from sales of goods through our partners' e-commerce businesses, toll-free telephone number sales, bulk sales, business-to-business and group sales and related outbound shipping charges, net of allowances for returns and discounts, as well as from fixed and variable fees earned in connection with the development and operation of partners' e-commerce businesses and the provision of marketing and other services.

We believe that our ability to quickly and cost-effectively add new partners creates advantages for us over our competitors. In addition, we believe our approach can generate attractive economic returns by allowing us to operate multiple e-commerce businesses for established brands on a common infrastructure.

We currently operate or have agreements to operate either all or a portion of the e-commerce businesses for over 40 partners and for Fogdog, Inc., which we acquired on December 28, 2000.

We are a Delaware corporation organized in 1986. Our executive offices are located at 1075 First Avenue, King of Prussia, Pennsylvania 19406. Our telephone number is (610) 265-3229.

### Investor Information

We are subject to the informational requirements of the Securities Exchange Act of 1934. Therefore, we file reports and information, proxy statements and other information with the Securities and Exchange Commission. Such reports, proxy and information statements and other information may be obtained by visiting the Public

Reference Room of the SEC at 450 Fifth Street, NW, Washington, DC 20549 or by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding issuers that file electronically.

You can access financial and other information at our Investor Relations website. The address is www.gsicommerce.com/investors. We make available through our website, free of charge, copies of our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after filing such material electronically or otherwise furnishing it to the SEC. In addition, we will provide at no cost, paper or electronic copies of our reports and other filings made with the SEC. Requests should be directed to Investor Relations, 1075 First Avenue, King of Prussia, Pennsylvania 19406.

The information on the web site listed above, is not and should not be considered part of this Annual Report on Form 10-K and is not incorporated by reference in this document. This web site is and is only intended to be an inactive textual reference.

**Recent Developments**

On December 6, 2002, Ashford.com, Inc., a wholly owned subsidiary which we had acquired on March 14, 2002, and Odimo Acquisition Corp., a wholly owned subsidiary of Odimo Incorporated, entered into an Asset Purchase Agreement and related agreement for the sale of certain of the assets of Ashford to Odimo. The sale was completed on December 27, 2002. A second closing involving additional inventory was completed in March 2003. In conjunction with the sale of certain assets of Ashford, we also announced and implemented a plan to cease the operations of Ashford.

Under the terms of the sale, we sold certain inventory, trademarks, product images and descriptions and other intangibles, to Odimo in exchange for:

- $1.1 million in cash,
- a $4.5 million, five year subordinated secured promissory note bearing interest at 7%,
- a right to receive 10% of Odimo's consolidated earnings, before taking into consideration interest, taxes, depreciation, amortization and other non-cash expenses, for each of the five calendar years beginning January 1, 2003, up to a maximum aggregate payment of $2.0 million,
- 15,596,183 shares of Odimo's Series D preferred stock, and
- a warrant to purchase an aggregate of 2,676,303 shares of Odimo's Series D preferred stock at an exercise price of $.01 per share.

**Industry Background**

*E-Commerce.* The e-commerce businesses that we operate include the sale of products through online retail stores and direct response television campaigns. The U.S. market for general merchandise online retail sales represents a significant market opportunity. Forrester Research estimates that this market will be $59.2 billion in 2003. The Internet offers a number of advantages to consumers. Consumers can enjoy the convenience and flexibility of shopping online 24 hours a day, seven days a week, with access to a broader selection of products than is traditionally available in a retail store. In addition, online retailing allows for personalized shopping experiences through the delivery of content, purchasing advice, community and electronic features such as reminder and suggestion services. Consumers also benefit from easier access to product information and customer service. As a result, we believe that more U.S. consumers will make online retail purchases, and, therefore, we expect consumer demand to increase over time. Accordingly, we believe significant opportunities exist to use the brand and marketing power of our partners to attract consumers to the online retail stores we operate.

The Internet has emerged as one of the fastest growing communications, information and commerce media. Business' and consumers' acceptance of the Internet as a communication, information and commerce platform has created the foundation for significant growth in business-to-consumer and business-to-business online commerce.

The Internet is an attractive marketplace for both online retailers and consumers. Online retailers are able to "display" a larger number and wider variety of products at a lower cost than physical stores and catalogs, which have limitations on inventory and shelf and catalog space. In addition, online retailers do not incur the costs of managing and maintaining a retail store base or the significant printing and mailing cost of catalogs. Online retailers also enjoy significant merchandising flexibility with the ability to easily and frequently adjust their featured selections and editorial content to better respond to consumers' needs. Finally, online retailers can more easily obtain demographic and behavioral data about customers. This increases opportunities for targeted marketing programs and to provide personalized services to their customers.

The U.S. market for direct response television also represents a significant market opportunity. Direct response television involves programs and advertisements of various lengths that allow the advertiser to reach a targeted audience, mostly through cable channels. Direct response television programs and advertisements range from one-half hour or longer programs that discuss and demonstrate the products to thirty-second advertisements that merely advertise the product. These programs and advertisements provide a toll-free telephone number and usually provide a URL for a Web site for consumers to use to purchase the advertised product. Direct response television allows networks, cable channels, manufacturers and other sellers of product to air programs and advertisements that feature products unique to the networks' or channels' offerings or that provide an additional distribution channel for manufacturers and other sellers of products.

*Challenges of E-Commerce.* We believe that traditional retailers, branded manufacturers, media companies, television networks and professional sports organizations which desire to operate e-commerce businesses face significant obstacles to compete successfully in e-commerce. These companies must develop a separate infrastructure for their online retail stores and direct response television campaigns, including Web site design and development, development and production of direct response television programs and advertisements, order processing, fulfillment, customer service and a digital product database. They must also make significant capital investments to develop in-house technology systems and incur significant expenses to operate their e-commerce businesses.

Companies desiring to establish e-commerce retail businesses confront a variety of obstacles to establishing cost-efficient operations. Many of them do not have expertise in Web site development, the day-to-day operations of an e-commerce business or processing orders. Additionally, many of them do not have significant expertise in fulfillment of products to customers, the provision of customer service or the acquisition of e-commerce customers.

We also believe that it is costly for single-brand e-commerce companies to own inventory and build a sophisticated fulfillment infrastructure while simultaneously building their brand and driving traffic to their e-commerce businesses. Online retailers tend to make large investments to build and maintain their brand awareness, resulting in high customer acquisition costs.

**Our Solution**

We believe that our business model allows us to provide a comprehensive solution to many of the challenges facing retailers, branded manufacturers, media companies, television networks and professional sports organizations that desire to have e-commerce businesses. Our platform allows us to develop and operate customized e-commerce businesses with characteristics appropriate for each of our partners. Our solution enables our partners to remain focused on their core businesses and avoid substantial investments and operating expenses

relating to an e-commerce business. We believe that we can generate attractive economic returns by operating multiple e-commerce businesses on a common infrastructure and by operating under the established brands of our partners. Our platform also allows us to develop and operate for partners under their brands most of the components necessary to conduct a retail catalog business. The key features of our solution are:

*Comprehensive E-Commerce Businesses.* We can quickly develop and implement virtually all aspects of an e-commerce business. These aspects include Web site design and development, e-commerce technology, customer service, fulfillment, buying and merchandising, content development, marketing and product development and sourcing. We customize the design and operation of a partner's e-commerce businesses with a broad range of characteristics that include differentiated user interfaces on partners' Web sites, partner-specific content pages, product descriptions and images, partner-specific products for direct response television campaigns and partner specific customer service and fulfillment. Our solution allows our partners to avoid the lengthy start-up, the complex integration effort and the substantial fixed and variable costs required to build and operate e-commerce businesses.

*Creation of Other Channels of Commerce Under Existing Brand Names.* We enable our partners to establish distinct e-commerce businesses that are consistent with their brands and that are complementary to their existing distribution channels. We believe that this contributes to the development and enhances the value of our partners' existing brands.

*Increased Return on Investment Opportunity.* We operate multiple e-commerce businesses on a common infrastructure. This allows us to capitalize on our core technology platform, product database, order processing, fulfillment, customer service, and, for our sporting goods partners, centralized inventory. By leveraging our investment in technology and order fulfillment systems over all of our partners, we can derive economies of scale and add additional partners without significant increases in fixed expenses. In addition, we aggregate demand from all of our partners' e-commerce businesses and generally fulfill customer orders from our fulfillment center or through our network of drop ship vendors. Although we offer unique products through each of our partners' e-commerce businesses, a large number of SKUs is common among multiple businesses. By centralizing inventory management across multiple partner businesses particularly for our sporting goods partners, we are able to increase the frequency of inventory turns, thus reducing obsolescence risk and financing costs.

*Efficient Customer Acquisition.* We benefit from the brand assets and substantial marketing budgets of our partners to reduce customer acquisition costs. Our partners' existing marketing budgets allow us to generate exposure and drive traffic to the e-commerce businesses that we operate. For example, our partners generally are contractually obligated to include their Web site addresses, referred to as URLs, and the toll-free telephone numbers for their e-commerce businesses in their marketing and communication materials. Our partners' marketing includes television, radio, print and outdoor advertising, point of purchase displays, cash register receipts, shopping bags, employee uniforms and promotional events designed to attract and retain customers. By having an established history of purchasing from our partners' offline retail stores or watching our partners' television programming or advertisements, we believe that customers are more inclined to purchase from their e-commerce businesses.

*Benefit from Relationships with Vendors.* We maintain strong relationships with vendors and with sources of unique products. We believe that this provides us with an extensive, authorized selection of brands and products for sale through our partners' e-commerce businesses.

## Growth Strategy

The key elements of our growth strategy are as follows:

*Expand Our Partner Base.* We intend to increase our market share by adding new partners that have strong brand franchises within the categories in which we currently operate and that desire to establish or transition an e-commerce business. New partners could include companies with major brand names in retail, consumer products, media and entertainment, the Internet and professional sports organizations.

*Expand into New Vertical Markets.* We intend to selectively expand into categories outside of those in which we currently operate that offer attractive characteristics with respect to size and fragmentation of the category and average order value and gross margin of products offered within the category. We currently offer through our partners' e-commerce businesses products in the following categories: sporting goods, beauty products, consumer electronics, general merchandise, licensed entertainment products and home products.

*Promote Brands Online.* We intend to build awareness and drive customers to our partners' e-commerce businesses by capitalizing on the brand assets, marketing budgets, customers of our partners' retail stores and viewers for our partners' television programming and advertisements. Each of our partners prominently features and promotes the URL and/or the toll-free telephone number for its online retail store and its direct response television campaigns in its marketing and communication materials. We also plan to continue to selectively use a variety of online marketing strategies to reach customers and viewers, including affiliate programs, portal relationships and public relations.

*Increase Repeat Purchases.* We intend to build customer loyalty and drive repeat purchases by implementing the following strategies:

- continuously enhancing our level of customer service;
- offering new and unique products and product categories;
- implementing direct e-mail marketing techniques to target customers;
- increasing the level of personalization on our partners' e-commerce businesses; and
- enhancing our product offerings related to specific television programming.

We believe that these initiatives will drive repeat purchases as consumers become increasingly satisfied with their shopping experiences.

*Enhance the Shopping Experience.* We plan to continuously enhance and expand the e-commerce businesses that we operate to address the evolving needs of customers. We intend to improve the scope and presentation of our product offerings by taking advantage of the unique characteristics of the Internet and direct response television as retail media and our relationships with vendors and sources of unique products. In addition, we plan to continue to invest in technology and develop features to improve the functionality, speed, navigation and ease of use of our partners' Web sites and the customer service we offer to support our partners' e-commerce businesses.

*Pursue Growth by Acquisitions.* From time to time we assess strategic investments and acquisitions that are aligned with our goals of expanding into new vertical markets, increasing our partner and customer base and expanding our product and service offerings.

**Our Operations**

*Web Site and Content Design, Implementation and Maintenance*

We design, develop and maintain most of our partners' Web sites. We implement all changes to current Web sites and oversee the creation of new front-end Web sites for most new partners, ensuring that the look and feel of their Web sites meet all parties' satisfaction. We also generate content for each of our partners' Web sites, including product images, product descriptions and related value-added content. We have an in-house photography studio that produces a large number of our photographic images. We receive the remainder of our photographic images from our vendors or partners.

*Technology*

The three major elements of our technology platform that we use to operate our partners' e-commerce businesses are The Common Engine™, the front-end and the data center.

*The Common Engine™.* We have created a core technology platform, The Common Engine™, that operates and manages the applications and functionality across our partners' e-commerce businesses. This system allows us to add new partners without significant increases in our fixed costs. The Common Engine™ allows us to operate multiple stores on a common infrastructure with each store being personalized to fit the brand equity and identity of our individual partners. We enhance The Common Engine™ continuously to improve our partners' e-commerce businesses and enrich the overall customer experience.

*The Front-End.* The front-end represents the overall look and feel of our partners' Web sites. The front-end is the interface with the e-commerce customer and includes content development, logo placement, graphic design, color palette, navigation and links. We use the front-end to communicate special promotions, content feature and product collections as well as the merchandising strategy of each of our partners.

*The Data Center.* The data center is our database management system that controls the information used in connection with our partners' e-commerce businesses, including all product images and descriptions, customer log-in and purchasing data, customer profiles, verification requirements, brand information and shipping data. A third-party provider hosts our data center. System security is managed both by internal staff as well as by security staff at our third-party provider. Our technology infrastructure is supported by a number of fail-over back-up systems. Much of our technology infrastructure is set up with redundancies so that our operations can move forward seamlessly in the event of computer malfunctions.

*Order Processing and Fulfillment*

*Order Processing.* We conduct our own order processing, claims processing and crediting of customers. Order processing activities include electronically capturing orders generated through the e-commerce businesses that we operate, screening orders for potential fraud, authorizing credit, processing the payment method, determining the shipping costs, adding any applicable sales tax, facilitating any coupon or promotional discounts, sending an order confirmation to the customer and printing a pick ticket, a packing slip, return labels and a detailed order list that include the name of the partner through whose online retail store or toll-free telephone number the order was received. For a typical order, after a customer has ordered an item and we have determined that the order has been packed and shipped, our computer system automatically sends an e-mail to that customer informing them that their merchandise has been shipped.

*Customer Sale and Service*

*General.* We are committed to providing a high level of customer service. We believe that superior customer service is critical to retaining long-term and repeat customers. We offer customer service 24 hours a day, seven days a week for most of our partners. We provide customer service for our partners under their brand names, and our computer systems automatically identify from which partner a customer needs information or service. Our customer service is principally provided through our 80,000 square-foot leased customer service call center in Melbourne, FL.

*Category Experts and Service Experts.* In our effort to provide customers with the most thorough and accurate information possible, we have both category experts and service experts on staff within the customer service department. Category experts have a particular interest in and detailed knowledge of particular industry or products. These professionals are able to answer detailed questions about various categories and products to help customers select the best merchandise for them. Service experts are trained and experienced in working with a variety of complex customer service issues. Customers can obtain assistance through e-mail or telephone. We aim to answer all customer e-mails within 24 hours and often are able to respond within a shorter period of time.

*Buying, Merchandising and Vendor Relationships*

*Buying, Sourcing and Consignment Inventory.* In categories in which we own inventory, we offer for sale a broad assortment of brands and items through certain of our partners' e-commerce businesses. In some categories, a partner may provide us with inventory on a consignment basis, which we offer for sale through that partner's e-commerce business. We currently offer customers over 5,000 brands and more than 200,000 SKUs from our owned inventory across our partners' e-commerce businesses and continue to add additional brands and SKUs. We have personnel who buy and/or source products in the following merchandise categories: sporting goods, consumer electronics, general merchandise, and branded and unique licensed entertainment products.

*Merchandising.* We work with our partners to decide which brands and merchandise to carry. We typically review with our partners what products they are offering or plan to offer through their e-commerce businesses and what television programming and advertisements they plan to air, and determine with our partners what items we believe will be successful on our partners' e-commerce businesses. We believe that we are able to offer a wider variety of merchandise on our retail partners' Web sites than might be found in most of their retail stores because we are not hindered by space availability, although not all of our partners' Web sites carry the same products and brand assortments. In addition, our partners typically have the right to prevent us from selling products which are not sold in their retail stores. We also are able to offer our media partners the opportunity to offer to their viewers products related to their television programming. Our buyers work with partners on strategies for product offerings, merchandise locations within Web sites and television campaigns and promotional activities of our partners. After consulting with a partner on their strategy, we then work to enhance product selection and development.

*Vendor Relationships.* We believe that we have solid relationships with our vendors and sources of unique products and we continuously seek to add new vendors, brands and sources of unique products. During fiscal 2002, we purchased $19.4 million of inventory from one vendor. These purchases accounted for 20% of the total amount of inventory we purchased during fiscal 2002.

*Pricing.* We establish the prices for products that we offer for sale through our partners' e-commerce businesses from inventory that we own. In the case of partner-owned inventory, the partner is the seller of the products and establishes the prices. For our retail partners, to the extent possible, we strategically price these products to be consistent with the prices in our partners' retail stores. Accordingly, we may maintain different pricing structures for the same products across our partners' e-commerce businesses.

*Marketing*

*Web Site Integration.* We work with each of our partners to integrate URL, Web site and toll-free telephone number information into their marketing and advertising campaigns. Our partners typically are contractually obligated to incorporate their URLs and toll-free telephone number into the advertising, marketing, promotion and communication vehicles they create. These marketing vehicles not only incorporate the URL and toll-free telephone number into the copy or design, but the message also educates consumers about these e-commerce businesses and drives traffic and viewers to these businesses. We believe that our partners embrace this strategy because they realize the value in alerting their customers and viewers to an additional distribution channel within their brand.

*Online Marketing and Affiliate Network.* We have entered into marketing agreements, including agreements with AOL, Yahoo! and MSN eShop, through which various of our partners are featured prominently in the shopping and other areas of these Internet destinations. We also have agreements with many third party Web sites, referred to as affiliates, which enable them to link to our partners' Web sites. When a visitor clicks through an affiliate to one of our partners' Web sites and the visit generates a sale, we compensate the affiliate with a portion of the sale proceeds. We have implemented a revenue share payment structure to affiliates based on actual sales or, in some cases, clicks through the link. The partners that are promoted generally subsidize these online marketing and affiliate arrangements.

*E-mail Campaigns.* We are dedicated to managing, strengthening and improving customer relationships. We have implemented personalized customer e-mail campaigns, which inform customers about upcoming specials, promotions, new brands or merchandise in which they might be interested.

*Fulfillment.* We currently conduct fulfillment out of our company-operated fulfillment center located in Louisville, KY and through drop ship arrangements with a number of suppliers. Our fulfillment center has been operational since August 2000 and was purchased by us in April 2002. The fulfillment center is 470,000 square feet. We also have drop ship arrangements with over 250 suppliers, pursuant to which we transmit to the suppliers orders received through the e-commerce businesses that we operate and the suppliers deliver the items ordered directly to consumers.

*Distribution.* We currently use UPS, USPS and Federal Express as our primary shipping carriers for small package consumer delivery items and use a variety of trucking companies for our larger or heavier delivery items. We generally ship orders for merchandise in our fulfillment center within two business days of receipt of the order. Our drop shippers generally ship orders within two to five business days for in-stock merchandise and up to six weeks for personalized, customized or made to order merchandise.

*Returns.* We accept returns through mailing or delivery services. Our partners that operate retail stores are not required to accept in-store returns of items purchased on their Web sites. When a customer returns an item to us, we provide the customer with a credit and then return the item to inventory, return it to the vendor or dispose of it.

*Direct Response Television Campaigns and Product Development*

We typically consult with our partners on the development and production of direct response television campaigns. We have in-house personnel that are responsible for working with our partners to coordinate product selection and the development and production of direct response television marketing campaigns. We typically purchase products from third parties or our partners, or outsource the manufacture of products to third parties. These products usually are related to our partners' television programming or their brands. Our personnel also work with our partners to develop in context marketing campaigns relating to our partners' television programming. These campaigns are either produced by our partners or outsourced to third parties for production.

**Our Partners**

We operate e-commerce businesses for our partners pursuant to agreements. We operate each of these e-commerce businesses based on one of three formats – GSI-owned inventory model, partner-owned inventory model or business-to-business model.

*GSI-Owned Inventory Model* — We select and purchase inventory from vendors, sell the inventory directly to customers through the e-commerce businesses that we operate, record revenues generated from the sale of products through those businesses and pay a percentage of those revenues to the respective partners in exchange for the rights to use their brand names and the promotions and advertising that our partners agree to provide.

*Partner-Owned Inventory Model* — We manage certain aspects of our partners' overall e-commerce business, including fulfillment, technology and customer service, in exchange for a combination of fixed fees and/or a percentage of sales. Our partners select the merchandise to be sold on the site, own a portion of the inventory and market the e-commerce business at its retail stores and provide other offline marketing support, including newspaper circular advertising.

*Business-to-Business Model* — Pursuant to these agreements, we provide a product information database to each of these partners which they use to merchandise the sporting goods department of their flagship Web sites. These partners process orders for sporting goods on their Web sites and deliver the orders to us electronically. We then sell the products from our inventory and transfer title to them at a predetermined price and we pick, pack and ship the products to consumers on behalf of these partners. These partners perform all of their own customer service.

The following table lists our partners for which we operated their e-commerce businesses as of December 28, 2002 or with which we have publicly-announced agreements:

| Retailers | Professional Sports Organizations |
| --- | --- |
| Ace Hardware | Atlanta Falcons |
| Bally Total Fitness | Carolina Panthers |
| Blades Board & Skate | Denver Broncos |
| Bluelight (Kmart) | Houston Texans |
| City Sports | LPGA |
| Dick's Sporting Goods | Turner Sports/NASCAR |
| Dunham's Sports | San Diego Chargers |
| G.I. Joe's | |
| Gart Sports (including Sportmart and Oshman's) | **Media Companies** |
| MC Sports | Comedy Central |
| Modell's Sporting Goods | FOXSPORTS |
| Olympia Sports | Lifetime |
| Pro Golf International | Nickelodeon |
| Shoe Carnival | PAX |
| Sport Chalet | QVC (sporting goods store) |
| The Athlete's Foot | Sportsline |
| The Sports Authority | The Golf Channel |
| Tweeter | TV Land |

| Branded Manufacturers |
| --- |
| Airwalk |
| Estée Lauder/Gloss |
| Palm |
| Rawlings |
| Reebok |
| Rockport |
| Russell Athletic |

We operate the e-commerce business for Bluelight, a subsidiary of Kmart Corporation. Bluelight and Kmart have been operating in bankruptcy since January 2002. Bluelight accounted for 14% of our annual revenue in fiscal 2002. In March 2003, we and Bluelight modified our agreement to shorten the term, eliminate the last two of eight fixed fee payments required under the agreement and provide for early termination rights for both us and Bluelight. We will, however, continue to receive a percentage of sales through the Bluelight Web site for the services that we provide under this agreement. Because Bluelight and Kmart are still operating in bankruptcy, our relationship with them is subject to certain risks that are further described under Risk Factors.

## Competition

The market for outsourced solutions for the development and operation of e-commerce businesses is continuously evolving and intensely competitive. We compete with companies that can provide all or part of our solution to companies that wish to operate e-commerce businesses, including Web site developers and third-party fulfillment and customer service providers. Our primary competitor in this area currently is Amazon.com. We also compete with third-party fulfillment and customer service providers, such as Federal Express, UPS and Newroads and third-party technology providers such as Digital River.

We believe that we compete with these competitors primarily on the basis of the following:

- reputation within relevant markets for providing a quality outsourced solution;
- the comprehensive and flexible nature of the outsourced solution provided; and
- the quality of Web site design and development, technology, customer service and fulfillment offered.

In addition, because we sell various products through the e-commerce businesses that we operate, we compete with both the online and offline businesses of:

- general merchandise retailers, such as Target, Wal-Mart and Nordstrom;
- specialty sporting goods retailers, such as Footlocker and REI.com;
- catalog retailers, such as L.L. Bean and Eastbay; and
- manufacturers, such as Nike.

We believe that we compete with these competitors primarily on the basis of the following:

- recognition of and trust in our partners' brands;
- the broad and unique selection of merchandise that we offer through the e-commerce businesses that we operate;
- convenience of the shopping experience;
- price;
- the amount of product information provided to customers;
- visibility and performance of the e-commerce businesses that we operate; and
- quality of fulfillment and customer service.

**Intellectual Property**

We use our partners' names, URLs, logos and other marks in connection with the operation and promotion of their e-commerce businesses. The agreements with our partners generally provide us with licenses to use this intellectual property in connection with the operation of their e-commerce businesses. These licenses typically are co-terminus with the agreements.

We also rely on technologies that we license from third parties. These licenses may not continue to be available to us on commercially reasonable terms in the future. As a result, we may be required to obtain substitute technology of lower quality or at greater cost, which could materially adversely affect our business, results of operations and financial condition.

In order to protect our proprietary rights in services and technology, we rely on various intellectual property laws and contractual restrictions. These include confidentiality, invention assignment and nondisclosure agreements with our partners, employees, contractors and suppliers. Despite these precautions, it may be possible for a third party to copy or otherwise obtain and use our intellectual property without our authorization.

## Government Regulation

We generally are not regulated other than pursuant to federal, state and local laws applicable to businesses in general or to retailing, e-commerce or television specifically. Certain regulatory authorities have proposed specific laws and regulations governing the Internet and online retailing. These laws and regulations may cover taxation, user privacy, pricing, content, distribution, electronic contracts, characteristics and quality of products and services, intellectual property rights and information security. Changes in consumer protection laws also may impose additional burdens on companies conducting business online. It is not clear how existing laws governing issues such as property ownership, sales and other taxes, libel and personal privacy apply to the Internet and online commerce. Unfavorable resolution of these issues may increase our cost of doing business.

We currently provide individual personal information regarding users of a partner's e-commerce business to that partner and to certain third parties that we use to process credit cards, process and fulfill orders, send emails, evaluate and maintain the performance of our Web sites. We currently do not identify registered users by age. However, the adoption of additional privacy or consumer protection laws could create uncertainty in Web usage and reduce the demand for our products and services or require us to redesign our partners' Web sites.

We are not certain how our business may be affected by the application of existing laws governing issues such as property ownership, copyrights, encryption and other intellectual property issues, taxation, libel, obscenity, qualification to do business and export or import matters. Many of these laws were adopted prior to the advent of the Internet. As a result, they do not contemplate or address the unique issues of the Internet and related technologies. Changes in laws intended to address these issues could create uncertainty in the Internet marketplace. This uncertainty could reduce demand for our services or increase the cost of doing business as a result of litigation costs or increased service delivery costs.

In addition, because our services are available through the Internet and toll-free telephone numbers in multiple states, other jurisdictions may claim that we are required to qualify to do business in those jurisdictions. Our failure to qualify in a jurisdiction where we are required to do so could subject us to taxes and penalties. It could also hamper our ability to enforce contracts in these jurisdictions. The application of laws or regulations from jurisdictions whose laws do not currently apply to our business could have a material adverse effect on our business, results of operations and financial condition.

## Employees

As of March 7, 2003, we employed 731 full-time employees, of which 370 are based at our headquarters in King of Prussia, PA, 229 are based in our fulfillment center in Louisville, KY and 132 are based in our customer service center in Melbourne, FL. We consider our relationship with our employees to be good. Competition for qualified personnel in our industry is intense. We believe that our future success will depend in part on our continued ability to attract, hire and retain qualified personnel.

## Seasonality

We have experienced and expect to continue to experience seasonal fluctuations in our revenues. These seasonal patterns will cause quarterly fluctuations in our operating results. In particular, the fourth fiscal quarter has accounted for and is expected to continue to account for a disproportionate percentage of our total annual revenues. We believe that results of operations for a quarterly period may not be indicative of the results for any other quarter or for the full year. For additional information, see Note 21 to our consolidated financial statements included in this Annual Report on Form 10-K.

## Risk Factors

Any investment in our common stock or other securities involves a high degree of risk. You should carefully consider the following information about these risks, together with the other information contained in this Annual Report on Form 10-K. If any of the following risks occur, our business could be materially harmed. In these circumstances, the market price of our common stock could decline, and you may lose all or part of the money you paid to buy our common stock.

All statements made in this Annual Report on Form 10-K, other than statements of historical fact, are forward-looking statements. The words "anticipate", "believe", "estimate", "expect", "intend", "may", "plan", "will", "would", "should", "guidance", "potential", "continue", "project", "forecast", "confident", "prospects", and similar expressions typically are used to identify forward-looking statements. Forward-looking statements are based on the then-current expectations, beliefs, assumptions, estimates and forecasts about our business and the industry and markets in which we operate. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions which are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or implied by these forward-looking statements. Factors which may affect our business, financial condition and operating results include the effects of changes in the economy, consumer spending, the stock market and the industries in which we operate, changes affecting the Internet, our ability to maintain relationships with strategic partners and suppliers, our ability to timely and successfully develop, maintain and protect our technology and product and service offerings and execute operationally, our ability to attract and retain qualified personnel, our ability to successfully integrate our acquisitions of other businesses and the performance of acquired businesses. More information about potential factors that could affect us are described below. We expressly disclaim any intent or obligation to update these forward-looking statements, except as otherwise specifically stated by us.

*Our future success cannot be predicted based upon our limited e-commerce operating history.*

Although we commenced operations in 1987, we did not initiate our e-commerce business until the first quarter of 1999 and did not begin operating our e-commerce business until the fourth quarter of 1999. Prior to the fourth quarter of 1999, when we launched our first e-commerce businesses that we operate for our partners, 100% of our revenues had been generated by our discontinued operations. The sale of the discontinued operations was completed in May 2000. Accordingly, 100% of our revenues are currently generated through our e-commerce business. In addition, the nature of our e-commerce business has undergone rapid development and change since we began operating it. Based on our limited experience with our e-commerce business, it is difficult to predict whether we will be successful. Thus, our chances of financial and operational success should be evaluated in light of the risks, uncertainties, expenses, delays and difficulties associated with operating a business in a relatively new and unproven market or a new business in an existing market, many of which may be beyond our control. If we are unable to address these issues, we may not be financially or operationally successful.

*We expect continuing losses.*

We incurred substantial losses in fiscal 1999, fiscal 2000, fiscal 2001 and fiscal 2002, and as of December 28, 2002, we had an accumulated deficit of $165.5 million. Except for the fourth quarter of fiscal 2001, we have not achieved profitability from our continuing operations, and we do not expect to achieve profitability in fiscal 2003. We may not obtain an appropriate volume of purchases from the e-commerce businesses that we operate, generate an appropriate amount of service fee revenue from our existing partners or add an appropriate amount of new partners to generate sufficient revenues to achieve profitability. Additionally, in 2002 our net loss was greater than the prior year despite an increase in revenue. Therefore, even if we are able to generate increased revenue, there is no assurance that our results will improve. There can be no assurances that we will be able to achieve profitability from our continuing operations.

We will continue to incur significant operating expenses and capital expenditures as we:

- enhance our distribution and order fulfillment capabilities;
- further improve our order processing systems and capabilities;
- develop enhanced technologies and features to improve our partners' e-commerce businesses;
- enhance our customer service capabilities to better serve customers' needs;
- increase our general and administrative functions to support our growing operations; and
- continue our business development, sales and marketing activities.

Because we will incur many of these expenses before we receive any revenues from our efforts, our losses will be greater than the losses we would incur if we developed our business more slowly. In addition, we may find that these efforts are more expensive than we currently anticipate, which could further increase our losses. Also, the timing of these expenses may contribute to fluctuations in our quarterly operating results.

*We have recently expanded our operations into other categories. If we do not successfully expand our operations into these new categories, our growth could be limited.*

Until fiscal 2001, our business was limited to sporting goods. Today, our operations have expanded into other categories, including consumer electronics and computers, home products, beauty products and licensed entertainment merchandise. In order to successfully expand our business into these and other categories, we must develop and maintain relationships with manufacturers and other suppliers in those categories and hire and retain skilled personnel to help manage these areas of our business. Our failure to successfully expand our business into these and other categories could limit our ability to increase revenues and attract new partners.

*Our success is tied to the success of the partners for which we operate e-commerce businesses.*

Our future success is substantially dependent upon the success of the partners for which we operate e-commerce businesses. If our partners were to have financial difficulties or seek protection from their creditors, or if we are unable to replace our partners or obtain new partners, it could adversely affect our ability to grow our business. The growth of our business could also be adversely affected if our partners' marketing, brands or retail stores are not successful.

*The uncertainty regarding the general economy may reduce our revenues.*

Our revenue and rate of growth depends on the continued growth of demand for the products offered by us, and our business is affected by general economic and business conditions. A decrease in demand, whether caused by changes in consumer spending or a weakening of the U.S. economy, may result in decreased revenue or growth. Terrorist attacks and armed hostilities create economic and consumer uncertainty that could adversely affect our revenue or growth.

*We have an e-commerce agreement with Bluelight.com, a subsidiary of Kmart, pursuant to which we operate the Kmart.com Web site. Kmart's bankruptcy filing may mean that we may not realize all of the economic benefits of that agreement.*

Kmart, as well as Bluelight.com, has been operating in bankruptcy since January 2002. The bankruptcy court has permitted Bluelight.com to pay us all amounts due prior to the bankruptcy filing and to continue business as usual with us. In March 2003, we and Bluelight modified our agreement to shorten the term, eliminate the last two of eight fixed fee payments required under the agreement and provide for early termination rights for both us and Bluelight. We will, however, continue to receive a percentage of sales through the Bluelight Web site for the services that we provide under this agreement. Our agreement with Bluelight accounted for 14% of our annual revenue in fiscal 2002. Bluelight.com may cease making future payments and/or reject its agreement with us, thereby terminating our relationship with Bluelight.com. If Bluelight.com ceases making payments, rejects the e-commerce agreement or does not emerge from bankruptcy, we will not realize all of the economic benefits of that agreement.

*We enter into contracts with our partners. Some of these partners' online retail stores account for a significant portion of our revenue. If we do not maintain good working relationships with our partners or perform as required under these agreements, it could adversely affect our business. Additionally, if our partners terminate their contracts with us, it could negatively affect our business.*

The contracts with our partners establish new and complex relationships between our partners and us. We spend a significant amount of time and effort to maintain our relationships with our partners and address the issues that from time to time may arise from these new and complex relationships. For fiscal 2002, sales to

customers through one of our partner's e-commerce businesses accounted for 20% of our revenue, sales to customers through another one of our partner's e-commerce businesses accounted for 12% of our revenue, sales to Kmart as well as related service fees accounted for 14% of our revenue, and sales through our top four partners' e-commerce businesses and sales to Kmart accounted for 56.4% of our revenue. For fiscal 2001, sales to customers through one of our partner's e-commerce businesses accounted for 25% of our revenue, sales to customers through another of our partner's e-commerce businesses accounted for 19% of our revenue and sales through our top five partners' e-commerce businesses accounted for 62% of our revenue. If we do not maintain good working relationships with our partners or perform as required under these agreements, our partners could seek to terminate the agreements prior to the end of the term or they could decide not to renew the contracts at the end of the term. This could adversely affect our business, financial condition and results of operations. Moreover, our partners could decide not to renew these contracts for reasons not related to our performance.

*Our operating results are difficult to predict. If we fail to meet the expectations of public market analysts and investors, the market price of our common stock may decline significantly.*

Our annual and quarterly operating results have and may continue to fluctuate significantly due to a variety of factors, many of which are outside of our control. Because our operating results may be volatile and difficult to predict, quarter-to-quarter comparisons of our operating results may not be a good indication of our future performance. In July 2002 and February 2003, we revised our guidance to reflect lower operating results than we had previously disclosed and in February 2003, we announced that we had not met our revised guidance that we had provided for fiscal 2002. In some future quarter, our operating results may also fall below the expectations of securities analysts and investors. In this event, the trading price of our common stock likely will decline significantly.

Factors that may harm our business or cause our operating results to fluctuate include the following:

- our inability to obtain new partners or to retain existing partners;
- lower than expected performance of one or more of our partner's e-commerce businesses;
- our inability to obtain new customers at a reasonable cost, retain existing customers or encourage repeat purchases;
- decreases in the number of visitors to or viewers of the e-commerce businesses operated by us or the inability to convert these visitors and viewers into customers;
- our failure to offer an appealing mix of products or to sell products that we purchase;
- our inability to adequately maintain, upgrade and develop our partners' Web sites or the technology and systems we use to process customers' orders and payments;
- the ability of our competitors to offer new or superior e-commerce businesses, services or products;
- price competition that results in lower profit margins or losses;
- our inability to obtain or develop specific products or brands or unwillingness of vendors to sell their products to us;
- unanticipated fluctuations in the amount of consumer spending on various products that we sell, which tend to be discretionary spending items;
- increases in the cost of advertising;
- increases in the amount and timing of operating costs and capital expenditures relating to expansion of our operations;
- our inability to manage our shipping costs on a profitable basis or unexpected increases in shipping costs or delivery times, particularly during the holiday season;
- technical difficulties, system security breaches, system downtime or Internet slowdowns;

- seasonality;
- our inability to manage inventory levels or control inventory theft;
- our inability to manage distribution operations or provide adequate levels of customer service;
- an increase in the level of our product returns or our inability to effectively process returns;
- government regulations related to the Internet or e-commerce which could increase the costs associated with operating our businesses, including requiring the collection of sales tax on all purchases through the e-commerce businesses we operate; and
- unfavorable economic conditions in general or specific to the Internet, e-commerce or the industries in which we operate, which could reduce demand for the products sold through the businesses operated by us.

*Seasonal fluctuations in sales could cause wide fluctuations in our quarterly results.*

We have experienced and expect to continue to experience seasonal fluctuations in our revenues. These seasonal patterns have caused and will cause quarterly fluctuations in our operating results. In particular, our fourth fiscal quarter has accounted for and is expected to continue to account for a disproportionate percentage of our total annual revenues. In anticipation of increased sales activity during our fourth fiscal quarter, we typically hire a significant number of temporary employees to supplement our permanent staff and significantly increase our inventory levels. For this reason, if our revenues are below seasonal expectations during the fourth fiscal quarter, our operating results could be below the expectations of securities analysts and investors. If our revenues exceed seasonal expectations during the fourth quarter, it could put significant strain on our fulfillment and customer service operations.

Due to the limited operating history of our e-commerce business, it is difficult to predict the seasonal pattern of our sales and the impact of this seasonality on our business and financial results. In the future, our seasonal sales patterns may become more pronounced, may strain our personnel, product distribution and shipment activities and may cause a shortfall in revenues as compared to expenses in a given period.

*We have been unable to fund our e-commerce operations with the cash generated from our business. If we do not generate cash sufficient to fund our operations, we may in the future need additional financing to continue our growth or our growth may be limited.*

Because we have not generated sufficient cash from operations to date, we have funded our e-commerce business primarily from the sale of equity securities. Cash from revenues must increase significantly for us to fund anticipated operating expenses internally. If our cash flows are insufficient to fund these expenses, we may in the future need to fund our growth through additional equity or debt financings or reduce costs. Further, we may not be able to obtain financing on satisfactory terms. Our inability to finance our growth, either internally or externally, may limit our growth potential and our ability to execute our business strategy. If we issue securities to raise capital, our existing stockholders may experience dilution or the new securities may have rights senior to those of our common stock.

*We must develop and maintain relationships with key manufacturers to obtain a sufficient assortment and quantity of quality merchandise on acceptable commercial terms. If we are unable to do so, it could adversely affect our business, results of operations and financial condition.*

For the categories in which we own inventory, we primarily purchase products from the manufacturers and distributors of the products. For the categories in which we provide e-commerce services to our partners, our partners purchase products from the manufacturers and distributors of products. If we or our partners are unable to develop and maintain relationships with these manufacturers, we or our partners may be unable to obtain or continue to carry a sufficient assortment and quantity of quality merchandise on acceptable commercial terms

and our business could be adversely impacted. We do not have written contracts with many manufacturers or distributors. In addition, during fiscal 2002, we purchased 20% of the total amount of inventory we purchased during fiscal 2002 from one manufacturer and during fiscal 2001, we purchased 23% and 16% of the total amount of inventory we purchased during fiscal 2001 from two manufacturers. Manufacturers could stop selling products to our partners or us and may ask us or our partners to remove their products or logos from our partners' Web sites. If our partners or we are unable to obtain products directly from manufacturers, especially popular brand manufacturers, we may not be able to obtain the same or comparable merchandise in a timely manner or on acceptable commercial terms.

*We may not be successful in finding, developing and marketing products that consumers of the direct response television campaigns we operate will want to purchase.*

For the direct response television campaigns we operate or for which we provide services, our success depends on our ability to select products that consumers will want to purchase. We promote these products on our partners' Web sites as well as through direct response television programming. If we do not select products that consumers want to purchase, this could result in lost opportunities which could reduce sales.

*We may be unable to source product for direct response television campaigns on favorable terms. Additionally, the products we are able to source may not be profitable.*

For direct response television campaigns, our financial performance depends on our ability to develop products or acquire the rights to products that will be appealing to consumers. We select products based on management's retail experience. We may not be successful in finding, developing or marketing products that consumers will want to purchase. Any failure to meet consumers' desires could result in lost opportunities and excess inventory which could reduce our revenues. Additionally, we may select products that are not profitable which could result in lower margins.

*Capacity constraints or system failures could materially and adversely affect our business, results of operations and financial condition.*

Any system failure, including network, telecommunications, software or hardware failure, that causes interruption of the availability of our partners' e-commerce businesses could result in decreased usage of these stores or access to these campaigns. If these failures are sustained or repeated, they could reduce the attractiveness of our partners' e-commerce businesses to customers, vendors and advertisers. Our operations are subject to damage or interruption from:

- fire, flood, earthquake or other natural disasters;
- Power losses, interruptions or brown-outs;
- Internet, telecommunications or data network failures;
- physical and electronic break-ins or security breaches;
- computer viruses; and
- other similar events.

We have been operating e-commerce businesses for our partners for less than four years. The limited time during which we have been operating these businesses, as well as the inherent unpredictability of the events described above, makes it difficult to predict whether the occurrence of any of these events is likely. If any of these events does occur, it could result in interruptions, delays or cessations in service to customers of our partners' e-commerce businesses.

In addition, we maintain the computers on which we operate our partners' online retail stores at the facility of a third-party hosting company. We cannot control the security, maintenance or operation of this facility, which is also susceptible to similar disasters and problems. Our insurance policies may not adequately compensate us for any losses that we may incur. Any system failure that causes an interruption in our service or a decrease in responsiveness could harm our relationships with our customers, partners and vendors and result in reduced revenues.

*We may be unable to protect our proprietary technology or keep up with that of our competitors.*

Our success depends to a significant degree upon the protection of our software and other proprietary intellectual property rights. We may be unable to deter misappropriation of our proprietary information, detect unauthorized use or take appropriate steps to enforce our intellectual property rights. In addition, our competitors could, without violating our proprietary rights, develop technologies that are as good as or better than our technology.

Our failure to protect our software and other proprietary intellectual property rights or to develop technologies that are as good as our competitors' could put us at a disadvantage to our competitors. In addition, the failure of our partners to protect their intellectual property rights, including their trademarks and domain names, could impair our operations. These failures could have a material adverse effect on our ability to generate revenues.

*If we do not respond to rapid technological changes, our services could become obsolete and we could lose customers.*

Due to the costs and management time required to introduce new services, products and enhancements, we may be unable to respond to rapid technological changes in a timely enough manner to avoid our services becoming uncompetitive. If this happens, our customers may forgo the use of our services or our partners' e-commerce businesses and use those of our competitors. To remain competitive, we must continue to enhance and improve the functionality and features of our partners' e-commerce businesses. The Internet and e-commerce are constantly changing. If competitors introduce new products and services using new technologies or if new industry standards and practices emerge, our partners' existing e-commerce businesses and our services and proprietary technology and systems may become uncompetitive.

Developing our services offering, our partners' e-commerce businesses and other proprietary technology entails significant technical and business risks. We may use new technologies ineffectively or we may fail to adapt our services offering, our partners' e-commerce businesses, and our technology to meet customer requirements or emerging industry standards. Additionally, the technology vendors we use for our partners' e-commerce businesses may not provide the level of service we expect or may not be available on commercially reasonable terms, if at all.

*We may be subject to intellectual property claims or competition or trade practices claims that could be costly and could disrupt our business.*

Third parties may assert that our business or technologies infringe their intellectual property rights. From time to time, we may receive notices from third parties questioning our right to offer certain services or products or to present specific images or logos on our partners' e-commerce businesses, or stating that we have infringed their trademarks or copyrights. We may in the future receive claims that we are engaging in unfair competition or other illegal trade practices. We may be unsuccessful in defending against these claims, which could result in substantial damages, fines or other penalties. The resolution of a claim could also require us to change how we do business, redesign our service offering or partners' e-commerce businesses or enter into burdensome royalty or licensing agreements. These license or royalty agreements, if required, may not be available on acceptable terms,

if at all, in the event of a successful claim of infringement. Our insurance coverage may not be adequate to cover every claim that third parties could assert against us. Even unsuccessful claims could result in significant legal fees and other expenses, diversion of management's time and disruptions in our business. Any of these claims could also harm our reputation.

*We rely on our ability to enter into marketing and promotion agreements with online services, search engines, directories and other Web sites to drive traffic to the e-commerce businesses we operate. If we are unable to enter into or properly develop these marketing and promotional agreements, our ability to generate revenue could be adversely affected.*

We have entered into marketing and promotion agreements with online services, search engines, directories and other Web sites to provide content, advertising banners and other links that link to our partners' online retail stores. We expect to rely on these agreements as significant sources of traffic to our partners' online retail stores and to generate new customers. If we are unable to enter into satisfactory agreements on acceptable terms, our ability to attract new customers could be harmed. Further, many of the parties with which we may have online advertising arrangements could provide advertising services for other marketers of goods. As a result, these parties may be reluctant to enter into or maintain relationships with us. Failure to achieve sufficient traffic or generate sufficient revenue from purchases originating from third parties may result in termination of these types of agreements. Without these relationships, we may not be able to sufficiently increase our market share and revenue.

*Our success is dependent upon our executive officers and other key personnel.*

Our success depends to a significant degree upon the contribution of our executive officers and other key personnel, particularly Michael G. Rubin, Chairman, President and Chief Executive Officer. We have employment agreements with most of our executive officers and key personnel. Due to the costs associated with compensating executive officers and key personnel and the competition for highly qualified personnel, we cannot be sure that we will be able to retain or attract executive, managerial or other key personnel. We have obtained key person life insurance for Mr. Rubin in the amount of $9.0 million. We have not obtained key person life insurance for any of our other executive officers or key personnel.

*We may be unable to hire and retain the skilled personnel necessary to develop our business.*

We intend to continue to hire a number of skilled personnel. Due to intense competition for these individuals from our competitors and other employers, we may not be able to attract, assimilate or retain highly qualified personnel in the future. Our failure to attract and retain the experienced and highly trained personnel that are integral to our business may limit our growth.

*We may not be able to compete successfully against current and future competitors, which could harm our margins and our business.*

E-commerce and the provision of e-commerce services are constantly evolving and are extremely competitive. Increased competition could result in fewer successful outsourced opportunities, price reductions, reduced gross margins and loss of market share, any of which could seriously harm our business, financial condition and results of operations. We compete with companies that may be able to provide solutions to companies that wish to establish e-commerce businesses, including:

- third party providers, such as Amazon.com and Digital River; and
- third-party fulfillment and customer services providers, such as Federal Express, UPS and Newroads.

We also compete with the online and offline businesses of a variety of companies, including:

- specialty sporting goods retailers, such as Footlocker and REI;

- general merchandise retailers, such as Target, Wal-Mart and Nordstrom;
- catalog retailers, such as L.L. Bean and Eastbay; and
- manufacturers, such as Nike.

*If we experience problems in our fulfillment, warehouse and distribution operations, we could lose customers.*

Although we operate our own fulfillment center, we rely upon multiple third parties for the shipment of our products. We also rely upon certain vendors to ship products directly to our customers. As a result, we are subject to the risks associated with the ability of these vendors to successfully and timely fulfill and ship customer orders and to successfully handle our inventory delivery services to meet our shipping needs. The failure of these vendors to provide these services, or the termination or interruption of these services, could adversely affect the satisfaction of our customers, which could result in reduced sales.

*Consumers are constantly changing their buying preferences. If we fail to anticipate these changes, we could experience lower sales, higher inventory markdowns and lower margins for the inventory that we own.*

Our success depends, in part, upon our ability and our partners' ability to anticipate and respond to consumer trends with respect to products sold through the e-commerce businesses we operate. Consumers' tastes are subject to frequent and significant changes. In order to be successful, our partners and we must accurately predict consumers' tastes and avoid overstocking or understocking products. If we or our partners fail to identify and respond to changes in merchandising and consumer preferences, our sales could suffer and we and our partners could be required to mark down unsold inventory. This would depress our profit margins. In addition, any failure to keep pace with changes in consumers' tastes could result in lost opportunities which could reduce sales.

*High merchandise returns could adversely affect our business, financial condition and results of operations.*

Our policy for allowing our customers to return products is generally consistent with the policies of each of our partners for which we operate e-commerce businesses. If merchandise returns are significant, our revenues and expenses related to our fulfillment center could be adversely affected.

*We may be subject to product liability claims that could be costly and time-consuming.*

We sell products manufactured by third parties, some of which may be defective. We also send some products that are manufactured by third parties for us. If any product that we sell were to cause physical injury or injury to property, the injured party or parties could bring claims against us as the retailer of the product. Our insurance coverage may not be adequate to cover every claim that could be asserted. Similarly, we could be subject to claims that customers of our partners' e-commerce businesses were harmed due to their reliance on our product information, product selection guides, advice or instructions. If a successful claim were brought against us in excess of our insurance coverage, it could adversely affect our business. Even unsuccessful claims could result in the expenditure of funds and management time and could have a negative impact on our business.

*We may be liable if third parties misappropriate our customers' personal information.*

If third parties are able to penetrate our network or telecommunications security or otherwise misappropriate our customers' personal information or credit card information or if we give third parties improper access to our customers' personal information or credit card information, we could be subject to liability. This liability could include claims for unauthorized purchases with credit card information, impersonation or other similar fraud claims. They could also include claims for other misuses of personal information, including unauthorized marketing purposes. These claims could result in litigation. Liability for misappropriation of this information could be significant. In addition, the Federal Trade Commission and state agencies regularly investigate various companies' use of customers' personal information. We could incur additional expenses if new regulations regarding the use of personal information are introduced or if government agencies investigate our privacy practices.

*From time to time, we may acquire or invest in other companies. There are risks associated with potential acquisitions and investments. As a result, we may not achieve the expected benefits of potential acquisitions.*

If we are presented with appropriate opportunities, we may make investments in complementary companies, products or technologies or we may purchase other companies. We may not realize the anticipated benefits of any investment or acquisition. We may not be able to successfully assimilate the additional personnel, operations, acquired technology or products or services into our business. Any acquisition may further strain our existing financial and managerial controls and reporting systems and procedures. If we do not successfully integrate any acquired business, the expenditures on integration efforts will reduce our cash position without us being able to realize the expected benefits of the merger. In addition, key personnel of an acquired company may decide not to work for us. These difficulties could disrupt our ongoing business, distract our management and employees and increase our expenses. Further, the physical expansion in facilities that would occur as a result of any acquisition may result in disruptions that seriously impair our business. Finally, we may have to incur debt or issue additional equity securities to pay for other acquisitions or investments, the issuance of which could be dilutive to our stockholders.

*The consideration we received in exchange for the sale of certain assets related to Ashford may be subject to a number of risks.*

In connection with the sale of certain assets related to Ashford, we received equity securities and an earn out that is dependent on Odimo's consolidated earnings. Fluctuations in the value of these securities and Odimo's performance will affect our actual realization of the amounts we expect to receive from this sale. Further, as an observable market price does not exist for equity securities of Odimo as it is a private company, our estimates of fair value of such securities are more subjective than for the securities of public companies. We also received a $4.5 million, five year subordinated secured promissory note from Odimo in connection with this sale. There is no guarantee that Odimo will be able to repay this note in full or at all. If Odimo does not pay this note in full, we will realize less than what we expected from this sale.

*There are certain risks as a result of litigation pending or threatened against Ashford at the time of the acquisition and with respect to which Ashford may be liable.*

While we sold certain assets related to Ashford, Ashford retained its liabilities. Since July 11, 2001, several stockholder class action complaints have been filed in the United States District Court of the Southern District of New York against Ashford, several of Ashford's officers and directors, and various underwriters of Ashford's initial public offering. The purported class actions have all been brought on behalf of purchasers of Ashford common stock during various periods beginning on September 22, 1999, the date of Ashford's initial public offering. The plaintiffs allege that Ashford's prospectus, included in Ashford's Registration Statement on Form S-1 filed with the Securities and Exchange Commission, was materially false and misleading because it failed to disclose, among other things, certain fees and commissions collected by the underwriters or arrangements designed to inflate the price of the common stock. The plaintiffs further allege that because of these purchases, Ashford's post-initial public offering stock price was artificially inflated. As a result of the alleged omissions in the prospectus and the purported inflation of the stock price, the plaintiffs claim violations of Sections 11 and 15 of the Securities Act of 1933 and Section 10(b) of the Securities Exchange Act of 1934. The complaints have been consolidated into a single action, and the consolidated cases against Ashford have been consolidated with similarly consolidated cases filed against 308 other issuer defendants for the purposes of pretrial proceedings. The claims against Ashford's officers and directors were dismissed in exchange for tolling agreements which permit the refiling of claims against officers and directors at a later date. A motion to dismiss filed on behalf of all issuer defendants, including Ashford, was denied in all aspects relevant to Ashford on February 19, 2003. We believe that Ashford has defenses against these actions. We believe that the ultimate disposition of these matters will not have a material effect on our business, financial condition or results of operations, although we expect that Ashford will continue to incur costs related to defend this litigation.

*We may expand our business internationally, causing our business to become increasingly susceptible to numerous international business risks and challenges that could affect our profitability.*

We believe that the current globalization of the economy requires businesses to consider pursuing international expansion. We recently began shipping certain products to Canada. In the future, we may expand into other international markets. International sales are subject to inherent risks and challenges that could adversely affect our profitability, including:

- the need to develop new supplier and manufacturer relationships, particularly because major manufacturers may require that our international operations deal with local distributors;
- unexpected changes in international regulatory requirements and tariffs;
- difficulties in staffing and managing foreign operations;
- greater difficulty in accounts receivable collection;
- potential adverse tax consequences;
- price controls or other restrictions on foreign currency; and
- difficulties in obtaining export and import licenses

Any negative impact on our international business could negatively impact our business, operating results and financial condition as a whole. In particular, gains and losses on the conversion of foreign payments into United States dollars may contribute to fluctuations in our results of operations and fluctuating exchange rates could cause reduced revenues and/or gross margins from non-dollar-denominated international sales.

*Our success is tied to the continued growth in the use of the Internet and the adequacy of the Internet infrastructure.*

Our future success is substantially dependent upon continued growth in the use of the Internet. The number of users and advertisers on the Internet may not increase and commerce over the Internet may not continue to grow for a number of reasons, including:

- actual or perceived lack of security of information or privacy protection;
- lack of access and ease of use;
- congestion of traffic on the Internet;
- inconsistent quality of service and lack of availability of cost-effective, high-speed service;
- possible disruptions, computer viruses or other damage to the Internet servers or to users' computers;
- excessive governmental regulation;
- uncertainty regarding intellectual property ownership; and
- lack of high-speed modems and other communications equipment.

Published reports have also indicated that growth in the use of the Internet has resulted in users experiencing delays, transmission errors and other difficulties. As currently configured, the Internet may not support an increase in the number or requirements of users. In addition, there have been outages and delays on the Internet as a result of damage to the current infrastructure. The amount of traffic on our partners' Web sites could be materially affected if there are outages or delays in the future. The use of the Internet may also decline if there are delays in the development or adoption of modifications by third parties that are required to support increased levels of activity on the Internet. If any of the foregoing occurs, or if the Internet does not become a viable commercial medium, the number of our customers could decrease. In addition, we may be required to spend significant capital to adapt our operations to any new or emerging technologies relating to the Internet.

*The technology of the Internet is changing rapidly and could render the e-commerce businesses which we operate obsolete.*

The technology of the Internet and online retailing is evolving rapidly for many reasons, including:

- customers frequently changing their requirements and preferences;
- competitors frequently introducing new products and services; and
- industry associations and others creating new industry standards and practices.

If the costs associated with the changing technology of the Internet prevents us from enhancing the e-commerce businesses that we operate, those businesses could become less effective, which would reduce our competitive advantage and put our ability to attract and retain customers at risk. Therefore, the potential negative impact of these businesses becoming less effective would affect us to a greater extent than it would affect a company that has other significant channels for the sale or distribution of its products.

In order to keep the Web sites that we operate from becoming obsolete, and maintain our ability to attract and retain customers, we must accomplish the following tasks:

- continuously enhance and improve our partners' Web sites;
- identify, select and obtain leading technologies useful in our business; and
- respond to technological advances and emerging industry standards in a cost-effective and timely manner.

*Customers may be unwilling to use the Internet to purchase goods.*

Our long-term future depends heavily upon the general public's willingness to use the Internet as a means to purchase goods. The failure of the Internet to continue to develop as an effective commercial tool would seriously damage our future operations. E-commerce is still a relatively new concept, and large numbers of customers may not begin or continue to use the Internet to purchase goods. The demand for and acceptance of products sold over the Internet are highly uncertain, and most e-commerce businesses have a short track record. If consumers are unwilling to use the Internet to conduct business, our business may not develop profitably. The Internet may not succeed as a medium of commerce because of delays in developing elements of the needed Internet infrastructure, such as a reliable network, high-speed modems, high-speed communication lines and other enabling technologies.

*The security risks of online retailing may discourage customers from purchasing goods from us.*

In order for e-commerce to develop successfully, we and other market participants must be able to transmit confidential information securely over public networks. Third parties may have the technology or know-how to breach the security of customer transaction data. Any breach could cause customers to lose confidence in the security of our partners' e-commerce businesses and choose not to purchase from those businesses. If someone is able to circumvent our security measures, he or she could destroy or steal valuable information or disrupt the operation of our partners' e-commerce businesses. Concerns about the security and privacy of transactions over the Internet could inhibit the growth of the Internet and e-commerce. Our security measures may not effectively prohibit others from obtaining improper access to the information on our partners' e-commerce businesses. Any security breach could expose us to risks of loss, litigation and liability and could seriously disrupt our operations.

*We need to continuously acquire and effectively use media space to market and sell our direct response television campaign products.*

We generally enter into exclusive agreements with media companies, branded manufacturers and other sellers of products to run, their e-commerce businesses, including some of their direct response television campaigns. In those agreements, the media companies, branded manufacturers and other sellers of products generally agree to certain marketing, advertising and air-time commitments for the promotion of products sold

through their e-commerce businesses, including direct response television and online retail stores. Air-time is very valuable and is essential for the success of direct response television campaigns. If we are unable to negotiate favorable marketing, advertising and air-time commitments in our agreements with our partners or if our partners do not fulfill their commitments, the amount of products we could sell likely would be lower which would cause our revenues to be lower.

*Credit card fraud and other fraud could adversely affect our business.*

We do not carry insurance against the risk of credit card fraud and other fraud, so the failure to adequately control fraudulent transactions could increase our general and administrative expenses. With respect to credit card fraud, we have put in place technology and processes to help us detect the fraudulent use of credit card information. With respect to other fraud, such as fraud related to checks and installment sales, we use third party service providers to help us detect fraud. To date, we have not suffered material losses related to fraud. However, we may in the future suffer losses as a result of orders placed with fraudulent even though the associated financial institution or third party service provider approved payment of the orders. Under current credit card practices, we are liable for fraudulent credit card transactions because we do not obtain a cardholder's signature. With respect to checks and installment sales, generally we are liable for fraudulent transactions.

*If one or more states successfully assert that we should collect sales or other taxes on the sale of our merchandise, our business could be harmed.*

We do not currently collect sales or other similar taxes for goods sold by us and shipped into states other than Kentucky and Pennsylvania. One or more local, state or foreign jurisdictions may seek to impose sales tax collection obligations on us or our partners and other out-of-state companies that engage in e-commerce. Recently, certain large retailers, such as Wal-Mart, Target and Toys "R" Us, expanded their collection of sales tax on purchase made through affiliated web sites. Our business could be adversely affected if one or more states or any foreign country successfully asserts that we should collect sales or other taxes on the sale of merchandise through the e-commerce businesses we operate.

*Existing or future government regulation could harm our business.*

We are subject to the same federal, state and local laws as other companies conducting e-commerce businesses. Today, there are relatively few laws specifically directed towards conducting these types of businesses. However, due to the increasing growth and popularity of the Internet and e-commerce, many laws and regulations relating to these businesses, particularly the Internet, are proposed and considered at the federal, state and local levels. These laws and regulations could cover issues such as user privacy, freedom of expression, pricing, fraud, quality of products and services, taxation, advertising, intellectual property rights and information security. Applicability of existing laws governing issues such as property ownership, copyrights and other intellectual property issues, taxation, libel, obscenity and personal privacy could also harm our business. For example, United States and foreign laws regulate our ability to use customer information and to develop, buy and sell mailing lists. Many of these laws may not contemplate or address the unique issues raised by the Internet or e-commerce. Some laws that do contemplate or address those unique issues, such as the Digital Millennium Copyright Act, are only beginning to be interpreted by the courts and their applicability and reach are therefore uncertain. These current and future laws and regulations could reduce our ability to operate efficiently.

*Laws or regulations relating to user information and online privacy may adversely affect the growth of our Internet business or our marketing efforts.*

We are subject to increasing regulation at the federal and state levels relating to privacy and the use of personal user information. Several states have proposed legislation that would limit the uses of personal user information online or require collectors of information to establish privacy policies. The Federal Trade Commission has adopted regulations regarding the collection and use of personal identifying information

obtained from children under 13. In addition, bills may be introduced in Congress that would extend online privacy protections to adults. Laws and regulations of this kind may include requirements that we establish procedures to disclose and notify users of privacy and security policies, obtain consent from users for collection and use of information, or provide users with the ability to access, correct and delete personal information stored by us. Even in the absence of those regulations, the Federal Trade Commission has settled several proceedings resulting in consent decrees in which Internet companies have been required to establish programs regarding the manner in which personal information is collected from users and provided to third parties. We could become a party to a similar enforcement proceeding. These regulatory and enforcement efforts could also harm our ability to collect demographic and personal information from users, which could be costly or adversely affect our marketing efforts.

*We have never paid dividends on our common stock and do not anticipate paying dividends in the foreseeable future.*

We have never paid cash dividends on our common stock and do not anticipate that any cash dividends will be declared or paid in the foreseeable future. As a result, holders of our common stock will not receive a return, if any, on their investment unless they sell their shares of our common stock.

*We are controlled by certain principal stockholders.*

As of February 1, 2003, Michael G. Rubin, our Chairman, President and Chief Executive Officer, beneficially owned 19.1%, funds affiliated with SOFTBANK America Inc., or SOFTBANK, beneficially owned 24.7% and Interactive Technology Holdings, LLC, or ITH, a joint venture company of Comcast Corporation and QVC, Inc., beneficially owned 31.6% of our outstanding common stock, including currently exercisable warrants and options to purchase common stock. Should they decide to act together, any two of Mr. Rubin, SOFTBANK and ITH would be in a position to exercise effective control, and all three would be in a position to exercise complete control, over most matters requiring stockholder approval, including the election or removal of directors, approval of significant corporate transactions and the ability generally to direct our affairs. Furthermore, the stock purchase agreements pursuant to which SOFTBANK and ITH acquired their shares of our common stock provide that SOFTBANK and ITH each have the right to designate up to two members of our board of directors. This concentration of ownership and SOFTBANK's and ITH's right to designate members to our board of directors may have the effect of delaying or preventing a change in control of us, including transactions in which stockholders might otherwise receive a premium over current market prices for their shares.

*It may be difficult for a third party to acquire us and this could depress our stock price.*

Pursuant to our amended and restated certificate of incorporation, we have authorized a class of 5,000,000 shares of preferred stock, which our board of directors may issue with terms, rights, preferences and designations as the board may determine and without any vote of the stockholders, unless otherwise required by law. Issuing the preferred stock, depending upon the terms, rights, preferences and designations set by our board, may delay, deter or prevent a change in control of us. In addition, issuing additional shares of common stock could result in dilution of the voting power of the current holders of our common stock. Moreover, "anti-takeover" provisions of Delaware law may restrict the ability of the stockholders to approve a merger or business combination or obtain control of us. As many investors consider a change of control as a desirable path to liquidity, delaying or preventing a change in control of our company may reduce the number of investors interested in our common stock, which could depress our stock price.

*There are limitations on the liabilities of our directors.*

Pursuant to our amended and restated certificate of incorporation and under Delaware law, our directors are not liable to us or our stockholders for monetary damages for breach of fiduciary duty, except for liability for breach of a director's duty of loyalty, acts or omissions by a director not in good faith or which involve intentional misconduct or a knowing violation of law, dividend payments or stock repurchases that are unlawful under Delaware law or any transaction in which a director has derived an improper personal benefit. In addition,

we have entered into indemnification agreements with each of our directors. These agreements, among other things, require us to indemnify each director for certain expenses including attorneys' fees, judgments, fines and settlement amounts incurred by any such person in any action or proceeding, including any action by us or in our right, arising out of the person's services as one of our directors. Our directors are not currently subject to legal action that would require us to indemnify them; however, if any such actions were brought, the costs associated with such actions could be harmful to our business.

## ITEM 2: *PROPERTIES.*

Our principal executive offices are located in a 56,000 square-foot facility purchased by us in August 1999 and located in King of Prussia, Pennsylvania. We provide our fulfillment operations from a 470,000 square-foot facility purchased by us in April 2002 and located in Louisville, Kentucky. We own both our King of Prussia offices and our Louisville fulfillment center free of any debt. We provide our customer service operations from an 82,000 square-foot customer service call center leased by us and located in Melbourne, FL.

We believe that our properties are adequate for our present needs and that suitable additional or replacement space will be available as required.

## ITEM 3: *LEGAL PROCEEDINGS.*

We are involved in various routine litigation incidental to our current and discontinued businesses. We believe that the disposition of these matters will not have a material adverse effect on our financial position or results of operations.

## ITEM 4: *SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS.*

No matters were submitted to a vote of our shareholders during the fiscal quarter ended December 28, 2002.

## ITEM 4.1: *EXECUTIVE OFFICERS OF THE REGISTRANT.*

The following table sets forth information regarding each of our executive officers and key employees:

| Name | Age(1) | Title |
|---|---|---|
| Michael G. Rubin | 30 | Chairman, President and Chief Executive Officer |
| Jordan M. Copland | 40 | Executive Vice President and Chief Financial Officer |
| Robert W. Liewald | 54 | Executive Vice President, Merchandising |
| Arthur H. Miller | 49 | Executive Vice President and General Counsel |
| Mark Reese | 40 | Executive Vice President and Chief Operating Officer |
| Michael R. Conn | 32 | Senior Vice President, Business Development |
| Steven C. Davis | 32 | Senior Vice President, Marketing |
| Joseph Seibert | 43 | Senior Vice President and Chief Information Officer |
| Damon Mintzer | 37 | President and Chief Operating Officer of Global-QVC Solutions, Inc. |

(1) As of March 1, 2003

*Michael G. Rubin* has served as our Chairman of the Board and Chief Executive Officer since July 1995 and as our President since June 2000. Mr. Rubin was named Entrepreneur of the Year in 1994 and 2000 at the Greater Philadelphia Entrepreneur of the Year Awards sponsored by Ernst & Young. Mr. Rubin attended Villanova University, Villanova, Pennsylvania.

*Jordan M. Copland* has served as our Executive Vice President and Chief Financial Officer since February 2000. From March 1999 to February 2000, Mr. Copland served as Senior Vice President and Chief Financial Officer of Virgin Entertainment Group, Inc.'s United States-based Megastore and global e-commerce businesses. While at Virgin, Mr. Copland oversaw financial administration and technology. From October 1990 to March 1999, Mr. Copland held a variety of positions with increasing responsibility within The Walt Disney Company, a worldwide entertainment company. Most recently Mr. Copland was Vice President of Finance and Planning for the Disney Consumer Products division. He has also held various leadership and management positions within several other divisions of Disney, including the Disney Publishing Group, Disney Consumer Products Europe, the Middle East and Africa and Walt Disney Records.

*Robert W. Liewald* has served as our Executive Vice President, Merchandising since July 1999 and worked as a consultant to us and to other companies in the sporting goods industry from June 1998 to July 1999. From January 1995 to June 1998, Mr. Liewald served as Senior Executive Vice President of FILA USA, an athletic footwear and apparel manufacturer. From June 1972 to January 1995, Mr. Liewald held a variety of positions at Foot Locker, Inc. (formerly Venator Group), an athletic footwear and apparel retailer based in New York, New York, most recently as Senior Vice President, Corporate Merchandiser, with merchandising responsibility for all of Foot Locker's specialty athletic divisions. Also while at Foot Locker, Mr. Liewald served as Vice President, General Merchandise Manager for Champs Sports and Vice President, Merchandise Manager at Foot Locker and Lady Foot Locker.

*Arthur H. Miller* has served as our Executive Vice President and General Counsel since September 1999. From January 1988 to September 1999, Mr. Miller was a partner in the corporate department of Blank Rome Comisky & McCauley LLP, a law firm based in Philadelphia, Pennsylvania. Mr. Miller joined Blank Rome in April 1983.

*Mark S. Reese* has served as our Executive Vice President and Chief Operating Officer since May 2000. From February 1999 to May 2000, Mr. Reese served as Chief eCommerce Officer of Toysmart.com, an e-tailer of family products. While at Toysmart.com, Mr. Reese was responsible for the leadership and management of the Internet production, merchandising, fulfillment, customer care, research and online content groups. From December 1997 to February 1999, Mr. Reese was a Senior Manager with Andersen Consulting's Strategic Services practice group, where he led strategic e-commerce initiatives for Fortune 50 companies.

*Michael R. Conn* has served as our Senior Vice President, Business Development since February 1999. From June 1993 to February 1999, Mr. Conn served as Vice President, Research at Gruntal & Co. L.L.C., an investment bank based in New York, New York. Mr. Conn worked as a sell-side securities analyst specializing in footwear, apparel, retail and leisure products. While at Gruntal, Mr. Conn was named to the 1998 Wall Street Journal All-Star Analyst Team.

*Steven C. Davis* has served as our Senior Vice President, Marketing since January 2000. From June 1996 to January 2000, Mr. Davis held a number of management positions at Just for Feet, Inc., a specialty sporting goods retailer based in Birmingham, Alabama. Most recently, Mr. Davis was Vice President of Marketing and previously he served as Director of Marketing and Director of Special Projects. From September 1994 to June 1996, Mr. Davis was enrolled at the University of Pennsylvania's Wharton School of Business where he received an MBA.

*Joseph Seibert* has served as our Senior Vice President and Chief Information Officer since February 2003. From May 2002 until January 2003, Mr. Seibert served as a consultant to the Chief Information Officer of Bertelsmann AG, a media and entertainment company. From March 2000 until May 2002, Mr. Seibert served as Vice President and Chief Information Officer for Viacom, Inc., a leading global media company. From 1993 until 2000, Mr. Seibert held a variety of positions within CBS, Inc. including Chief Information Officer from 1998 until 2000.

*Damon Mintzer* has served as President and Chief Operating Officer of Global-QVC Solutions, Inc., a wholly owned subsidiary of GSI Commerce, Inc., since June 2001. From October 1999 to May 2001, Mr. Mintzer worked for WHN.com. He first served as Vice President of Business Development and then as Senior Vice President as well as General Manager of one of WHN's two business units. From 1998 to October 1999, Mr. Mintzer served as Director of Sales for the Asia Pacific region for Modus Media International, Inc. From 1995 to 1998, Mr. Mintzer served as Director of Business Development for Modus Media International/ Stream International, a subsidiary of R.R. Donnelley & Sons Co.

## PART II

### ITEM 5: *MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.*

**Market Price of and Dividends on Common Stock**

The following table sets forth the high and low sales prices of our common stock as reported on the Nasdaq National Market under the symbol "GSIC". The prices shown do not include retail markups, markdowns or commissions.

As of April 21, 2003, we had approximately 2,106 stockholders of record. The closing share price for our common stock on April 21, 2003, as reported on the Nasdaq National Market, was $2.28.

| | Prices | |
|---|---|---|
| | High | Low |
| **Fiscal Year Ended December 29, 2001** | | |
| First Quarter | $ 6.38 | $ 2.38 |
| Second Quarter | $ 8.45 | $ 3.00 |
| Third Quarter | $19.88 | $ 7.45 |
| Fourth Quarter | $21.72 | $10.85 |
| **Fiscal Year Ended December 28, 2002** | | |
| First Quarter | $23.00 | $12.64 |
| Second Quarter | $17.18 | $ 6.67 |
| Third Quarter | $ 6.99 | $ 4.76 |
| Fourth Quarter | $ 5.69 | $ 3.17 |

We have never declared or paid a cash dividend on our common stock. We currently intend to retain any future earnings for funding growth and, therefore, do not anticipate declaring or paying any cash dividends on our common stock for the foreseeable future.

See Part III, Item 12 for a description of our equity compensation plans.

### ITEM 6: *SELECTED FINANCIAL DATA.*

The following tables present portions of our consolidated financial statements and are not complete. You should read the following selected consolidated financial data together with our consolidated financial statements and related notes to our financial statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations." The selected statement of operations data for the years ended December 30, 2000, December 29, 2001 and December 28, 2002 and the balance sheet data as of December 29, 2001 and December 28, 2002 are derived from our audited consolidated financial statements included elsewhere in this Annual Report on Form 10-K. The selected statement of operations data for the years ended December 31, 1998 and January 1, 2000 and the balance sheet data as of December 31, 1998, January 1, 2000 and December 30, 2000 are derived from our audited consolidated financial statements that are not included in this Annual Report on Form 10-K.

On April 20, 1999, we formalized a plan to sell our historic branded athletic footwear and our off-price athletic footwear and apparel and action sports divisions in order to focus exclusively on our e-commerce business. Accordingly, for financial statement purposes, the assets, liabilities, results of operations and cash flows of those divisions have been segregated from that of continuing operations and are presented as discontinued operations. The following selected consolidated financial data and our consolidated financial statements included in this Annual Report on Form 10-K have been reclassified to reflect this presentation.

| | Year Ended December 31, 1998 | Fiscal Year Ended January 1, 2000 | December 30, 2000 | December 29, 2001 | December 28, 2002 |
|---|---|---|---|---|---|
| | | (in thousands, except per share data) | | | |
| **STATEMENT OF OPERATIONS DATA:** | | | | | |
| Revenues: | | | | | |
| Net revenues from product sales | $ — | $ 5,511 | $ 41,808 | $ 98,325 | $154,819 |
| Service fee revenue | — | — | 1,000 | 4,285 | 17,819 |
| Net revenues | — | 5,511 | 42,808 | 102,610 | 172,638 |
| Cost of revenues from product sales | — | 3,817 | 29,567 | 67,586 | 114,258 |
| Gross profit | — | 1,694 | 13,241 | 35,024 | 58,380 |
| Operating expenses: | | | | | |
| Sales and marketing, exclusive of $0, $192, $1,486, $847 and $532 reported below as stock-based compensation, respectively | — | 11,609 | 37,730 | 32,390 | 49,757 |
| Product development, exclusive of $0, $20, $0, $461 and $(44) reported below as stock-based compensation, respectively | — | 6,933 | 7,292 | 8,590 | 12,933 |
| General and administrative, exclusive of $150, $2,443, $3,497, $8,974 and $(87) reported below as stock-based compensation, respectively | 2,736 | 8,914 | 8,730 | 10,638 | 14,971 |
| Restructuring costs related to Ashford | — | — | — | — | 1,680 |
| Net loss on sale of Ashford assets | — | — | — | — | 2,566 |
| Stock-based compensation. | 150 | 2,655 | 4,983 | 10,282 | 401 |
| Depreciation and amortization | 567 | 728 | 8,074 | 6,662 | 10,509 |
| Total operating expenses | 3,453 | 30,839 | 66,809 | 68,562 | 92,817 |
| Other (income) expense: | | | | | |
| Other income | — | (2) | — | (502) | — |
| Interest expense | 2,367 | 313 | 407 | 608 | 749 |
| Interest income | — | (774) | (1,815) | (3,049) | (1,377) |
| Total other (income) expense | 2,367 | (463) | (1,408) | (2,943) | (628) |
| Loss from continuing operations before income taxes | (5,820) | (28,682) | (52,160) | (30,595) | (33,809) |
| Benefit from income taxes | 1,979 | 2,222 | — | — | — |
| Loss from continuing operations | (3,841) | (26,460) | (52,160) | (30,595) | (33,809) |
| Discontinued operations: | | | | | |
| Income from discontinued operations | 9,665 | 550 | — | — | — |
| Loss on disposition of discontinued operations | — | (17,337) | (5,850) | — | — |
| Net income (loss) | $ 5,824 | $(43,247) | $(58,010) | $(30,595) | $(33,809) |
| Earnings (losses) per share—basic and diluted: | | | | | |
| Loss from continuing operations | $ (.34) | $ (1.78) | $ (2.37) | $ (0.90) | $ (0.88) |
| Income from discontinued operations | .85 | .04 | — | — | — |
| Loss on disposition of discontinued operations | — | (1.17) | (0.27) | — | — |
| Net income (loss) | $ .51 | $ (2.91) | $ (2.64) | $ (0.90) | $ (0.88) |
| Weighted average common shares outstanding: | | | | | |
| Basic and diluted | 11,379 | 14,874 | 22,028 | 34,033 | 38,566 |
| Number of common shares outstanding | 11,925 | 18,475 | 31,925 | 37,673 | 38,784 |
| **BALANCE SHEET DATA:** | | | | | |
| Net assets of discontinued operations | $41,128 | $ 18,381 | $ — | $ — | $ — |
| Total assets | 45,053 | 82,736 | 160,173 | 190,765 | 187,573 |
| Total long-term debt | 20,993 | 2,040 | 5,750 | 5,208 | — |
| Working capital | 34,846 | 40,557 | 80,805 | 93,702 | 38,135 |
| Stockholders' equity | 17,094 | 59,309 | 116,300 | 146,267 | 120,523 |

## ITEM 7: *MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.*

*All statements made in this Annual Report on Form 10-K, other than statements of historical fact, are forward-looking statements. The words "anticipate", "believe", "estimate", "expect", "intend", "may", "plan", "will", "would", "should", "guidance", "potential", "continue", "project", "forecast", "confident", "prospects", and similar expressions typically are used to identify forward-looking statements. Forward-looking statements are based on the then-current expectations, beliefs, assumptions, estimates and forecasts about our business and the industry and markets in which we operate. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions which are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or implied by these forward-looking statements. Factors which may affect our business, financial condition and operating results include the effects of changes in the economy, consumer spending, the stock market and the industries in which we operate, changes affecting the Internet, our ability to maintain relationships with strategic partners and suppliers, our ability to timely and successfully develop, maintain and protect our technology and product and service offerings and execute operationally, our ability to attract and retain qualified personnel, our ability to successfully integrate our acquisitions of other businesses and the performance of acquired businesses. More information about potential factors that could affect us are described below. We expressly disclaim any intent or obligation to update these forward-looking statements, except as otherwise specifically stated by us.*

### Overview

We develop and operate electronic commerce businesses for retailers, branded manufacturers, media companies, television networks and professional sports organizations. The e-commerce businesses that we operate include the sale of products through online retail stores and direct response television campaigns. We enable our partners to capitalize on their existing brands to exploit e-commerce opportunities. We customize the design of our partners' e-commerce businesses with a broad range of characteristics that includes differentiated user interfaces on partners' Web sites, partner-specific content, product descriptions and images, partner specific products for direct response television campaigns and partner specific customer service and fulfillment. We currently derive virtually all of our revenues from the sale of goods through our partners' e-commerce businesses, toll-free telephone number sales, bulk sales, business-to-business and group sales and related outbound shipping charges, net of allowances for returns and discounts, as well as from fixed and variable fees earned in connection with the development and operation of partners' e-commerce businesses and the provision of marketing and other services.

### Company Background

Prior to our decision to initiate our e-commerce business in 1999, we operated two primary businesses: our Branded division and our Off-Price and Action Sports division. Through our Branded division, we designed, marketed and distributed athletic and outdoor footwear under the RYKÄ brand and the Yukon brand. As part of our Off-Price and Action Sports division, we purchased closeouts, overstocks, canceled orders and excess inventories of athletic, outdoor, casual and specialty footwear, athletic apparel and athletic equipment from manufacturers and retailers for resale, and designed and distributed special make-up athletic equipment. In April 1999, we formalized our plan to divest these divisions in order to focus exclusively on the development of our e-commerce business. Accordingly, for financial statement purposes, the assets, liabilities, results of operations and cash flows of these divisions have been segregated from those of continuing operations and are presented as discontinued operations.

On June 10, 1999, in order to finance our e-commerce business, we agreed to sell to SOFTBANK 6,153,850 shares of our common stock at a price of $13.00 per share for an aggregate purchase price of approximately $80.0 million. The purchase price reflected the closing price of our common stock on May 26, 1999, the day prior to the date SOFTBANK and we agreed in principle to the transaction. The sale of these shares was completed on July 23, 1999.

On September 24, 1999, in furtherance of our plan to sell our historical businesses, we entered into an agreement, as amended on March 13, 2000, to sell our Off-Price and Action Sports division for a cash payment at closing of $13.2 million and the assumption by the purchaser of $4.0 million in indebtedness. The sale of this division was completed on May 26, 2000. On December 29, 1999, we sold substantially all of the assets of our Branded division, other than accounts receivable of approximately $6.6 million, for a cash payment of approximately $10.4 million. During fiscal 1999 and 2000, we recognized an aggregate loss of approximately $23.2 million related to the disposition of these divisions. Included in accrued expenses and other as of December 30, 2000, December 29, 2001 and December 28, 2002 was $2.2 million, $102,000 and $69,154, respectively, related to certain remaining obligations of the discontinued operations.

On April 27, 2000, in order to continue financing our e-commerce operations, we agreed to sell to funds affiliated with SOFTBANK 2,500,000 shares of our common stock and to Rustic Canyon Ventures, L.P. (f/k/a TMCT Ventures, L.P.), or Rustic Canyon, 625,000 shares of our common stock at a price of $8.00 per share for an aggregate purchase price of $25.0 million. The sale of these shares was completed on May 1, 2000. In addition, as part of this financing, we issued to SOFTBANK warrants to purchase 1,250,000 shares of our common stock and to Rustic Canyon warrants to purchase 312,500 shares of our common stock. These warrants have a three-year term and an exercise price of $10.00 per share.

On September 13, 2000, we agreed to sell to Interactive Technology Holdings, LLC, a joint venture company formed by Comcast Corporation and QVC, Inc., or ITH, 5,000,000 shares of our common stock at $8.15 per share for an aggregate purchase price of $40.8 million. In addition, ITH agreed to purchase, for approximately $563,000, five-year warrants to purchase an additional 4,500,000 shares of our common stock, at prices ranging from $8.15 to $10.00 per share. These warrants were valued at approximately $8.9 million. This investment was completed through two separate closings. On September 13, 2000, ITH invested $14.9 million and on October 5, 2000, ITH invested $26.4 million.

On July 20, 2001, we agreed to sell to ITH 3,000,000 shares of our common stock at $10.00 per share for an aggregate purchase price of $30.0 million. In addition, we issued to ITH a five-year warrant to purchase an aggregate of 300,000 shares of our common stock at an exercise price of $6.00 per share in consideration for certain corporate development services performed by ITH on behalf of us. We valued the warrant at approximately $2.1 million and charged stock-based compensation expense. The investment was completed on August 23, 2001.

In August 2001, we announced our intention to expand our business to include developing and operating e-commerce businesses beyond the sporting goods merchandise category. Concurrent with that announcement, we announced that we had entered into an e-commerce agreement with Bluelight.com, LLC, a subsidiary of Kmart Corporation. Under that agreement, we manage certain aspects of Kmart's overall e-commerce business, including fulfillment, technology and customer service in exchange for a combination of fixed and variable fees.

During fiscal 2001, we established our media and entertainment division to develop and operate e-commerce businesses for media and entertainment companies.

As part of our plan to selectively pursue additional opportunities outside of sporting goods, while continuing to grow our existing sporting goods business, on September 13, 2001, we entered into a definitive merger agreement to acquire all of the outstanding shares of Ashford. The merger was consummated March 14, 2002. Under the terms of the agreement, Ashford stockholders received $0.125 and 0.0076 of a share of our common stock for each share of Ashford common stock for an aggregate of approximately $7.1 million in cash and 430,000 shares of common stock.

In December 2002, we sold certain assets of Ashford to Odimo. For more information about this sale, see "Business—Recent Developments" in Part I of this Annual Report on Form 10-K.

**Financial Presentation**

Our consolidated financial statements present:

- net revenues from product sales, which are derived from the sale of goods through our partners' e-commerce businesses (which include the sale of products through online retail stores and direct response television campaigns), toll-free telephone number sales, bulk sales, business-to-business and group sales and related outbound shipping charges, net of allowances for returns and discounts. Net revenues from product sales include the revenues of Ashford from March 14, 2002, the date our acquisition of Ashford was completed.

- service fee revenue, which is derived from fixed and variable fees earned in connection with the development and operation of our partners' e-commerce businesses and the provision of marketing and other services.

- cost of revenues from product sales, which includes the cost of products sold and inbound freight related to those products, as well as outbound shipping and handling costs, other than those related to promotional free shipping and subsidized shipping and handling which are included in sales and marketing expense.

- sales and marketing expenses, which include advertising and promotional expenses, including promotional free shipping and subsidized shipping and handling costs, online marketing fees, commissions to participants in the affiliate programs for our partners' Web sites, fulfillment costs, customer service costs, credit card fees, merchandising costs and payroll and related expenses. These expenses also include partner revenue share charges, which are royalty payments made to our partners in exchange for the use of their brands, the promotion of our partners' URLs, Web sites and toll-free telephone numbers in their marketing and communications materials, the implementation of programs to provide incentives to customers to shop through the e-commerce businesses that we operate for our partners and other programs and services provided to the customers of the e-commerce businesses that we operate for our partners.

- product development expenses, which consist primarily of expenses associated with planning, maintaining and operating our partners' e-commerce businesses and payroll and related expenses for engineering, production, creative and management information systems.

- general and administrative expenses, which consist primarily of payroll and related expenses associated with executive, finance, human resources, legal and administrative personnel, as well as bad debt expense and occupancy costs for our headquarters and other offices.

- restructuring costs related to Ashford, which consists of charges attributable to the cessation of the operations of Ashford, including termination benefits, contractual obligations, asset impairments and other restructuring costs.

- net loss on sale of Ashford assets, which relates to the loss on the sale of the assets of Ashford, offset, in part, by a gain on the sale of assets relating to the disposition of a division of Ashford Corporate Gifts, Inc., which is a subsidiary of Ashford.

- stock-based compensation expense, which consists of the amortization of deferred compensation expense for options granted to employees and certain non-employees, the value of the options or warrants granted to certain partners and investors and amortization of deferred partner revenue share charges.

- depreciation and amortization expenses, which relate primarily to the depreciation of our corporate headquarters and Kentucky fulfillment center, the depreciation and amortization of the capitalized costs for our purchased and internally developed technology, including a portion of the cost related to the

employees that developed such technology, hardware and software and the depreciation of improvements, furniture, and fulfillment center and office equipment at our corporate headquarters and our fulfillment and call centers.

- other income and expense, which consists primarily of interest income earned on cash, cash equivalents, short-term investments and marketable securities, interest expense paid primarily in connection with the former mortgage on our corporate headquarters, interest expense on capital leases and income earned pursuant to the terms of a lease termination agreement.

**Results of Operations**

*Comparison of Fiscal 2002 and 2001*

*Net Revenues from Product Sales.* Net revenues from product sales increased $56.5 million from $98.3 million for fiscal 2001 to $154.8 million for fiscal 2002. Of this increase, $41.5 million was due to the net addition of online retail stores that were not operated for the entirety of both periods, $12.1 million was due to an increase in sales from our company owned online stores, which was primarily due to the Ashford acquisition, and $7.0 million was due to sales from partners' online retail stores that were operated for the entirety of both periods, offset, in part, by a $4.1 million decrease in sales through direct response television campaigns primarily due to lower sales of our partner's products. Net revenues from product sales for fiscal 2002 and fiscal 2001 included $15.3 million and $10.5 million in shipping revenue, respectively.

*Service Fee Revenue.* Service fee revenue increased $13.5 million from $4.3 million for fiscal 2001 to $17.8 million for fiscal 2002. This increase was due to a $6.3 million increase in fees related to partners for which we operated e-commerce businesses in both periods and a $7.2 million increase in fees related to new partners added in the second quarter of fiscal 2002.

*Cost of Revenues from Product Sales.* We had cost of revenues from product sales of $114.3 million for fiscal 2002 and $67.6 million for fiscal 2001. As a percentage of net revenues from product sales, cost of revenues from product sales was 73.8% and 68.7% for fiscal 2002 and fiscal 2001, respectively. This increase was due primarily to inventory write downs resulting from the Ashford restructuring and the closure of our Kentucky retail store, sales in new product categories, which have lower margins and represent a greater percentage of product sales, and lower margins associated with a bulk sale in fiscal 2002.

*Gross Profit.* We had gross profit of $58.4 million for fiscal 2002 and $35.0 million for fiscal 2001. As a percentage of net revenues, gross profit was 33.8% and 34.1% for fiscal 2002 and fiscal 2001, respectively. The increase in gross profit dollars for fiscal 2002 compared to fiscal 2001 was due primarily to an increase of $13.5 million in service fee revenue for fiscal 2002. The decrease in gross profit percentage for fiscal 2002 compared to fiscal 2001 was due primarily to inventory write downs resulting from the Ashford restructuring and the closure of our Kentucky retail store, sales in new product categories, which have lower margins and represent a greater percentage of product sales, and lower margins associated with a bulk sale in fiscal 2002, offset, in part, by the increase in service fee revenue for fiscal 2002.

*Sales and Marketing Expenses.* Sales and marketing expenses increased $17.4 million from $32.4 million for fiscal 2001 to $49.8 million for fiscal 2002. This increase was primarily due to a $10.2 million increase in personnel and related costs, of which $7.4 million was attributable to our merchandising, marketing and customer service departments and $2.2 million was attributable to our fulfillment operations, a $2.2 million increase in credit card fees, a $2.0 million increase in partner revenue share charges, a $1.9 million increase in subsidized shipping and handling costs, a $939,000 increase in occupancy costs and an $888,000 increase in professional fees, of which $700,000 was attributable to the write-off of unused pre-paid IT consulting services, offset, in part, by a $2.3 million decrease in advertising costs relating to direct marketing campaigns.

*Product Development Expenses.* Product development expenses increased $4.3 million from $8.6 million for fiscal 2001 to $12.9 million for fiscal 2002. This increase was primarily due to a $2.3 million increase in

equipment and software maintenance costs related to the increased number of e-commerce businesses that we operated and maintained, a $1.1 million increase in personnel and related costs, a $514,000 increase in communication costs and a $290,000 increase in occupancy costs.

*General and Administrative Expenses.* General and administrative expenses increased $4.4 million from $10.6 million for fiscal 2001 to $15.0 million for fiscal 2002. This increase was primarily due to a $1.7 million increase in personnel and related costs, a $940,000 increase in bad debt and chargeback activity primarily as a result of higher chargeback activity related to increased sales activity through our partners' online stores, offset, in part, by lower direct response television campaign activity in fiscal 2002 and its associated higher bad debt rate, an $857,000 increase in insurance related expenses and other administrative costs and a $614,000 increase in legal, audit and other professional fees.

*Restructuring Costs Related to Ashford.* We had restructuring costs related to Ashford of $1.7 million for fiscal 2002. In conjunction with the sale of certain assets of Ashford, we also announced and implemented our plan to cease the operations of Ashford, which accounted for approximately $21.6 million of our revenue for fiscal 2002. This plan involved the liquidation of Ashford's remaining inventory, the closure of its Houston, Texas fulfillment center and offices and the termination of 71 employees. This plan was substantially completed in January 2003. As of December 28, 2002, two employees had been terminated and actual termination benefits paid were $0.

Costs relating to ongoing operations are not included in restructuring costs related to Ashford. In accordance with Emerging Issues Task Force, or EITF Issue No. 96-9, "Classification of Inventory Markdowns and Other Costs Associated with a Restructuring," all inventory adjustments that resulted from the cessation of operations of Ashford are included in cost of revenues from product sales. As of December 28, 2002, inventory write downs resulting from the restructuring totaled $1.2 million. No additional write downs from the restructuring are anticipated.

For fiscal 2002, the charges associated with the cessation of Ashford's operations are included in restructuring costs related to Ashford and were as follows:

| | |
|---|---|
| Termination benefits | $ 417,000 |
| Contractual obligations | 402,000 |
| Asset impairments | 849,000 |
| Other restructuring costs | 12,000 |
| | $1,680,000 |

Termination benefits are comprised of severance-related payments for all employees terminated in connection with the Ashford restructuring. The contractual obligations relate to contracts entered into by Ashford prior to the sale of assets to Odimo Acquisition Corp. As of December 28, 2002, we had contractual obligations of $402,000. Asset impairments relate to the closure of Ashford's fulfillment center and offices. For assets to be disposed of, we estimated the fair value based on expected salvage value less costs to sell. We are actively seeking third-party buyers for the assets held for disposal. As of December 28, 2002, the carrying amount of assets held for disposal was not significant. Other restructuring costs include expenses which are directly attributable to the cessation of operations of Ashford.

*Net Loss on Sale of Ashford Assets.* We had a net loss on the sale of assets related to Ashford of $2.6 million for fiscal 2002. Such assets were acquired in March 2002. This net loss was due to a loss of $2.9 million on the sale in December 2002 of certain assets of Ashford to Odimo Acquisition Corp., offset, in part, by a gain of $379,000 on the sale in August 2002 of assets related to the disposition of a division of Ashford Corporate Gifts, Inc., which is a subsidiary of Ashford. We received $1.2 million in cash proceeds from the sale of this division.

*Stock-Based Compensation Expense.* Stock-based compensation expense decreased $9.9 million from $10.3 million for fiscal 2001 to $401,000 for fiscal 2002. This decrease was primarily due to a decrease of $6.8

million in charges related to the issuance of warrants during fiscal 2001, a decrease of $2.6 million in charges related to options subject to variable accounting and a decrease of $863,000 in charges related to the issuance of options granted during fiscal 2000 and fiscal 2001 with exercise prices below the then-current market prices of the underlying stock, offset, in part, by an increase of $521,000 related to the amortization of deferred partner revenue share charges. As of December 28, 2002, we had an aggregate of $1.4 million of deferred stock-based compensation remaining to be amortized. We had stock-based compensation expense related to the amortization of deferred partner revenue share charges of $857,000 and $336,000 for fiscal 2002 and fiscal 2001, respectively.

*Depreciation and Amortization Expenses.* Depreciation and amortization expenses increased $3.8 million from $6.7 million for fiscal 2001 to $10.5 million for fiscal 2002. The increase in depreciation and amortization expenses was due primarily to a $2.8 million increase in depreciation expense related to the purchase of our Kentucky fulfillment center and the assets purchased to build, manage and operate our e-commerce business, a $1.1 million increase in depreciation and amortization related to assets acquired as part of the Ashford acquisition and an impairment charge of $645,000, offset, in part, by a $710,000 decrease in amortization of goodwill related to our acquisition of Fogdog, Inc. The impairment charge related to the disposal of certain long-lived assets during the fourth quarter of fiscal 2002, which we determined were no longer being used in our continuing operations. The decrease in amortization was due to the discontinuance of amortization of goodwill in accordance with Statement of Financial Accounting Standards, or SFAS, No. 142, "Goodwill and Other Intangible Assets."

*Interest (Income) Expense.* We had interest income of $1.4 million and interest expense of $749,000 for fiscal 2002 compared to interest income of $3.0 million and interest expense of $608,000 for fiscal 2001. The decrease in interest income of $1.6 million was due to lower interest rates and lower average balances of cash, cash equivalents, short-term investments and marketable securities during fiscal 2002 compared to fiscal 2001.

*Other Income.* We had other income of $0 for fiscal 2002 and $502,000 for fiscal 2001, respectively. The income in 2001 related primarily to fees earned pursuant to the terms of a lease termination agreement.

*Income Taxes.* Since the sales of our discontinued operations, we have not generated taxable income. Net operating losses generated have been carried back to offset income taxes paid in prior years. The remaining net operating losses will be carried forward. As of December 28, 2002, we had available net operating loss carryforwards of approximately $420.0 million which expire in the years 2003 through 2022. The use of certain net operating loss carryforwards are subject to annual limitations based on ownership changes of our stock, as defined by Section 382 of the Internal Revenue Code. We expect that net operating losses of approximately $243.2 million will expire before they can be utilized. Any otherwise recognizable deferred tax assets have been offset by a valuation allowance for the net operating loss carryforwards.

*Comparison of Fiscal 2001 and 2000*

*Net Revenues from Product Sales.* Net revenues from product sales increased $56.5 million from $41.8 million for fiscal 2000 to $98.3 million for fiscal 2001. Of this increase, $31.2 million was due to the net addition of new sporting goods partners' online retail stores that were not operated for the entirety of both fiscal 2000 and fiscal 2001 and the addition of the fogdog.com Web site after our acquisition of Fogdog on December 28, 2000, $9.7 million was due to an increase in sales from sporting goods partners' online retail stores that were operated for the entirety of both periods, $8.7 million was due to an increase in sales through direct response television campaigns primarily from the sale of one of our partner's products and $6.9 million was due to a net increase in bulk sales. Net revenues for fiscal 2001 and fiscal 2000 included $10.5 million and $3.0 million in shipping revenue, respectively.

*Service Fee Revenue.* Service fee revenue increased $3.3 million from $1.0 million for fiscal 2000 to $4.3 million for fiscal 2001. This increase was due to a $4.3 million increase in fees related to a new partner added in fiscal 2001, offset, in part, by a $1.0 million decrease in fees related to the provision of marketing services in fiscal 2000.

*Cost of Revenues from Product Sales.* We incurred cost of revenues from product sales of $67.6 million for fiscal 2001 and $29.6 million for fiscal 2000. As a percentage of net revenues from product sales, cost of revenues from product sales was 68.7% for fiscal 2001 and 70.7% for fiscal 2000. This decrease was due primarily to volume and price discounts on merchandise purchased by us.

*Gross Profit.* We had gross profit of $35.0 million for fiscal 2001 and $13.2 million for fiscal 2000. As a percentage of net revenues, gross profit was 34.1% for fiscal 2001 and 30.9% for fiscal 2000. The increase in gross profit dollars from fiscal 2000 to fiscal 2001 was due to the increase in net revenues and the increase in gross profit percentage was due primarily to an increase of $3.3 million in service fee revenue for fiscal 2001 and, to a lesser extent, volume and price discounts on merchandise purchased by us.

*Sales and Marketing Expenses.* Sales and marketing expenses decreased $5.3 million from $37.7 million for fiscal 2000 to $32.4 million for fiscal 2001. This decrease was primarily due to a $5.6 million decrease in advertising costs, a $3.5 million decrease in third-party warehouse and fulfillment services costs, a $2.1 million decrease in subsidized shipping and handling costs and a $1.3 million decrease in professional fees, offset, in part, by a $3.3 million increase in personnel, occupancy and other costs associated with our Kentucky fulfillment center, a $2.6 million increase in partner revenue share charges and a $1.3 million increase in personnel costs associated with our merchandising, customer service and vendor operations departments.

*Product Development Expenses.* Product development expenses increased $1.3 million from $7.3 million for fiscal 2000 to $8.6 million for fiscal 2001. This increase was primarily due to a $971,000 increase in personnel costs, an $885,000 increase in equipment and software maintenance costs associated with the increased number of e-commerce businesses that we operated and maintained and a $428,000 increase in communication costs, offset, in part, by a $961,000 decrease in costs relating to our use of professional consultants.

*General and Administrative Expenses.* General and administrative expenses increased $1.9 million from $8.7 million for fiscal 2000 to $10.6 million for fiscal 2001. This increase was primarily due to a $1.6 million increase in credit card chargeback activity due principally to increased sales volume and a $1.2 million increase in insurance related expenses and other administrative costs to support our e-commerce business, offset, in part, by a $753,000 decrease in personnel costs.

*Stock-Based Compensation Expense.* Stock-based compensation expense increased $5.3 million from $5.0 million for fiscal 2000 to $10.3 million for fiscal 2001. This increase was primarily the result of higher charges associated with the issuance of warrants to our partners and consultants and charges related to options subject to variable accounting. As of December 29, 2001, we had an aggregate of $3.5 million of deferred stock-based compensation remaining to be amortized. We had stock-based compensation expense related to the amortization of deferred partner revenue share charges of $336,000 for fiscal 2001 and $0 for fiscal 2000.

*Depreciation and Amortization Expenses.* Depreciation and amortization expenses decreased $1.4 million from $8.1 million for fiscal 2000 to $6.7 million for fiscal 2001. This decrease was due to a $5.4 million decrease in depreciation expense related to the change in our estimate of the useful lives of our computer hardware and software from two years to four years. This change in our estimate was based on management's then-current analysis of our historical operating experience, which indicated that the original estimate was no longer appropriate. This decrease in depreciation and amortization expenses was offset, in part, by a $3.5 million increase in depreciation expense related to our corporate headquarters, our Kentucky fulfillment center and the assets purchased to build, manage and operate our e-commerce business and a $706,000 increase in amortization of goodwill associated with our acquisition of Fogdog.

*Interest (Income) Expense.* We had interest income of $3.0 million and interest expense of $608,000 for fiscal 2001 compared to interest income of $1.8 million and interest expense of $407,000 for fiscal 2000. The increase in interest income of $1.2 million was due to higher average balances of cash, cash equivalents and short-term investments during fiscal 2001. The increase in interest expense of $201,000 was primarily due to increased interest incurred on the $5.3 million mortgage note on our corporate headquarters which was entered

into on April 20, 2000. Twelve months of interest on this note was recorded in fiscal 2001 compared with eight months of interest in fiscal 2000.

*Other Income.* We had other income of $502,000 for fiscal 2001 and $0 for fiscal 2000, respectively. This income related primarily to fees earned pursuant to the terms of a lease termination agreement.

*Income Taxes.* Since the sales of our discontinued operations, we have not generated taxable income. Net operating losses generated have been carried back to offset income taxes paid in prior years. The remaining net operating losses will be carried forward. The use of certain net operating loss carryforwards are subject to annual limitations based on ownership changes of our stock, as defined by Section 382 of the Internal Revenue Code. Any otherwise recognizable deferred tax assets have been offset by a valuation allowance for the net operating loss carryforwards.

**Certain Related Party Transactions**

We have entered into a strategic alliance to provide technology, procurement and fulfillment services for QVC, Inc., which along with its majority stockholder, Comcast Corporation, owns Interactive Technology Holdings, LLC, which is one of our major stockholders. We recognized net revenues of $349,000, $1.8 million and $2.7 million on sales to this related party for fiscal 2000, fiscal 2001 and fiscal 2002, respectively. The terms of these sales are comparable to those with our other business-to-business partners, and the amount included in accounts receivable as a result of these sales was $637,000 as of December 28, 2002.

**Critical Accounting Policies**

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and assumptions.

We have identified the following as critical accounting polices, which are defined as those that are reflective of significant judgments and uncertainties, and could potentially result in materially different results under different assumptions and conditions.

*Accounting for Inventory*

Inventory, primarily consisting of sporting goods, athletic equipment, footwear, apparel and consumer electronics is valued at the lower of cost or market. Inherent in this valuation are significant management judgments and estimates, including among others, assessments concerning obsolescence and shrinkage rates. Based upon these judgments and estimates, which are applied consistently from period to period, we record a valuation allowance to adjust the carrying amount of our inventory.

*Accounting for Goodwill and Certain Other Intangibles*

We adopted SFAS No. 141, "Business Combinations" as of July 1, 2001. We accounted for our acquisition of Ashford under SFAS No. 141.

Effective December 30, 2001, we adopted the provisions of SFAS, No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 changes the accounting for goodwill from an amortization method to an impairment-only approach. Under an impairment-only approach, goodwill and certain intangibles are not amortized into results of operations but instead, are reviewed for impairment and written down and charged to results of operations only in the periods in which the recorded value of goodwill and certain intangibles is more than their fair value. SFAS No. 142

requires us to complete a two-step impairment test of goodwill. The first step, which was required to be completed by June 29, 2002, was to determine if an impairment existed. The second step, which was required to be completed by December 28, 2002 (if necessary), was to measure the impairment. As part of the impairment test, we obtained an independent, third party valuation in order to determine if the fair value of our recorded goodwill was impaired. The valuation incorporated a variety of methodologies to estimate fair value, including comparing our market capitalization with that of publicly traded companies in similar lines of business, applying price multiples to our estimated future operating results and estimating discounted cash flows. We completed the first step of the impairment test during the second quarter of fiscal 2002 and found no instances of impairment of our recorded goodwill. Therefore, the second step of the impairment test was not necessary during fiscal 2002. In addition, upon adoption of SFAS No. 142, we evaluated our goodwill and intangibles acquired prior to June 30, 2001 using the criteria in SFAS No. 141 and determined that no change in previously recognized goodwill was required.

In connection with the sale of certain assets of Ashford, we disposed of $6.0 million of goodwill associated with the Ashford acquisition. We determined that our remaining $13.5 million of goodwill should be tested for impairment. As part of the impairment test, we obtained an independent, third party valuation in order to determine if the fair value of our remaining recorded goodwill was impaired. The valuation incorporated a variety of methodologies to estimate fair value, including comparing our market capitalization with that of publicly traded companies in similar lines of business, applying price multiples to our estimated future operating results and estimating discounted cash flows. We completed the impairment test in December 2002 and found no instances of impairment of our remaining recorded goodwill.

*Accounting for Long-Lived Assets*

The ability to realize long-lived assets is evaluated periodically as events or circumstances indicate a possible inability to recover their carrying amount. Such evaluation is based on various analyses, including undiscounted cash flow and profitability projections that incorporate, as applicable, the impact on the existing business. The analyses necessarily involve significant management judgment. Any impairment loss, if indicated, is measured as the amount by which the carrying amount of the asset exceeds the estimated fair value of the asset. During the fourth quarter of fiscal 2002, we determined that certain long-lived assets were no longer being used in our continuing operations and, therefore, that the carrying amounts of these assets were not recoverable. The long-lived assets consisted of furniture and computer hardware and software. We disposed of these assets during the fourth quarter of fiscal 2002 and recorded an impairment charge of $645,000 which is included in depreciation and amortization expense.

*Accounting for Notes Receivable*

Notes receivable consists primarily of a $4.5 million, five year subordinated secured promissory note, with a stated interest rate of 7%, received in connection with the sale of certain assets of Ashford. The note is due in twenty consecutive quarterly principal payments of $225,000 each, beginning March 2003 through December 2007. Accrued interest on the note is payable with each quarterly principal payment. In order to determine the fair value of the note, we obtained an independent, third party valuation. Based upon the valuation, we determined that the market interest rate of the note is 12.5% and therefore valued the note at approximately $4.0 million. The $500,000 discount will be amortized over the term of the note and recorded as an increase in interest income.

*Accounting for Other Equity Investments*

Other equity investments consist of shares of, and warrants to purchase Odimo Series D preferred stock convertible into 19.9% of the fully diluted common shares of Odimo, received in connection with the sale of certain assets of Ashford. We do not have the ability to exercise significant influence over Odimo and therefore the investment is accounted for under the cost method. Under the cost method of accounting, investments in private companies are carried at cost and are adjusted only for other-than-temporary declines in fair value, distributions of earnings and additional investments. The initial cost of our investment was determined based on

the fair value of the investment at the time of its acquisition. As an observable market price does not exist for equity securities of private companies, estimates of fair value of such securities are more subjective than for securities of public companies. In order to determine the fair value of the investment in Odimo, we obtained an independent, third party valuation. The valuation incorporated a variety of methodologies to estimate fair value, including comparing the security with securities of publicly traded companies in similar lines of business, applying price multiples to estimated future operating results for Odimo and estimating discounted cash flows. Factors affecting the valuation included restrictions on control and marketability of Odimo's equity securities and other information available to us, such as our knowledge of the industry and knowledge of specific information about Odimo. Using this valuation, we determined the estimated fair value of the investment to be approximately $2.2 million.

*Revenue Recognition*

We recognize revenues from product sales or services provided when the following revenue recognition criteria are met: persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the selling price is fixed or determinable and collectibility is reasonably assured.

We recognize revenue from product sales, net of estimated returns based on historical experience and current trends, upon shipment of products to customers. We ship the majority of products from our fulfillment center in Louisville, KY. In fiscal 2002, we also shipped products from our former jewelry and luxury goods fulfillment center in Houston, TX. We also rely upon certain vendors to ship products to customers. We act as principal in these transactions, as orders are initiated directly through the e-commerce businesses that we operate, we take title to the goods at the shipping point and have the economic risk related to collection, customer service and returns.

We consider the criteria presented in EITF, No. 99-19, "Reporting Revenue Gross as a Principal versus Net as an Agent," in determining the appropriate revenue recognition treatment. Generally, when we are the primary obligor in a transaction, have general inventory risk, have established the selling price, have discretion in supplier selection, have physical loss inventory risk after order placement or during shipping and have credit risk, or have several but not all of these indicators, we record revenue gross as a principal.

We pay a percentage of the revenues generated from the sale of products through the e-commerce businesses that we operate to our respective partners in exchange for the rights to use their brand names and the promotions and advertising that our partners agree to provide. We refer to these royalty payments as partner revenue share charges. We have considered the revenue reduction provisions addressed in EITF No. 00-25, "Vendor Income Statement Characterization of Consideration Paid to a Reseller of the Vendor's Products," and believe that the payment of partner revenue share charges, or the issuance of warrants or stock in lieu of cash partner revenue share charges, to our partners should not result in any reduction of revenues. EITF 00-25 addresses consideration paid to parties along a distribution chain. We purchase merchandise from our vendors, at our discretion, and we are responsible for paying those vendors. The amounts purchased and the prices paid to our vendors are not impacted by the revenue share provisions of our agreements with our partners. Accordingly, our partners and our vendors are not linked in the distribution chain and the provisions of EITF No. 00-25 do not apply.

We recognize revenue from services provided as the services are rendered. If we receive payments for services in advance, these amounts are deferred and then recognized over the service period.

Deferred revenue consists primarily of fees paid in advance to us as of the respective balance sheet date under an agreement to manage certain aspects of a partner's overall e-commerce business, including fulfillment, technology and customer service. Deferred revenue also consists of amounts received from the sale of gift certificates redeemable through our partners' e-commerce businesses.

*Accounting for Internal-Use Computer Software and Web Site Development Costs*

We account for internal-use computer software and Web site development costs in accordance with the AICPA Accounting Standards Executive Committee's Statement of Position 98-1, "Accounting for the Costs of

Computer Software Developed or Obtained for Internal Use," and EITF 00-2, "Accounting for Web Site Development Costs." Accordingly, we generally capitalize costs incurred to develop internal-use computer software during the application development stage, including those relating to developing our partners' Web sites. We also capitalize costs of enhancements to internal-use computer software, provided that these enhancements result in additional functionality.

We depreciate capitalized costs using the straight-line method over their useful lives, which are based on management's estimate of the useful life of the underlying asset. During the first quarter of fiscal 2001, management increased its estimate of the useful lives of these capitalized costs from two years to four years. This change had the effect of decreasing the loss from continuing operations for fiscal 2002 by $1.3 million, or $0.03 per share, and for fiscal 2001 by $5.4 million, or $0.16 per share, respectively. This increase was based on management's then-current analysis of our historical operating experience, which indicated that the original estimate was no longer appropriate.

*Accounting for Restructuring Costs*

Restructuring costs, which include termination benefits, contractual obligations, asset impairments and other restructuring costs are recorded at estimated fair value. Key assumptions in calculating the restructuring costs included the timing of employee terminations and estimates of the expected salvage value of assets held for disposal. We will review these reserves periodically and adjust them if necessary.

*Accounting for Stock-Based Compensation*

We account for stock options granted to employees under our incentive and non-incentive stock option plans using the intrinsic method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. Accordingly, compensation expense for stock options issued to employees is measured as the excess, if any, of the quoted market price of our stock at the date of the grant over the amount an employee must pay to acquire the stock.

We account for stock options and warrants issued to non-employees using the fair value method prescribed in SFAS No. 123, "Accounting for Stock-Based Compensation," and in accordance with the provisions of EITF No. 96-18, "Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services," and EITF No. 00-18, "Accounting Recognition for Certain Transactions involving Equity Instruments Granted to Other Than Employees." Accordingly, compensation expense for stock options and warrants issued to non-employees is measured using a Black-Scholes multiple option pricing model that takes into account assumptions as to the expected life of the option or warrant, the expected volatility of our common stock and the risk-free interest rate over the expected life of the option or warrant.

We also record stock-based compensation as deferred partner revenue share charges are amortized. These deferred partner revenue share charges, which are included in other assets, have resulted from the exercise of a right to receive 1,600,000 shares of our common stock in lieu of future cash revenue share payments, and were $13.2 million and $14.1 million as of December 28, 2002 and December 29, 2001, respectively. The deferred partner revenue share charges are being amortized as the revenue share expense is incurred based on actual revenues recognized in a given period and the imputed partner revenue share percentage, which is based on the value of our common stock that was issued upon exercise of the right.

*New Accounting Pronouncements*

*Impairment or Disposal of Long-Lived Assets:* In October 2001, the Financial Accounting Standards Board issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." This statement supercedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," and the accounting and reporting provisions of Accounting Principals Board, or APB, Opinion

No. 30, "Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual, and Infrequently Occurring Events and Transactions," for the disposal of a segment of a business. SFAS No. 144 retains the requirement in APB No. 30 to report separately discontinued operations and extends that reporting to a component of an entity that either has been disposed of or is classified as held for sale. This statement is effective for fiscal years beginning after December 15, 2001 and interim periods within those fiscal years. We adopted this statement in the first quarter of fiscal 2002, and it did not have a significant impact on our financial position or results of operations.

*Consideration Given by a Vendor to a Customer or Reseller:* In November 2001, the EITF reached a consensus on EITF No. 01-09, "Accounting for Consideration Given by a Vendor to a Customer or a Reseller of the Vendor's Products." EITF No. 01-09 addresses the accounting for consideration given by a vendor to a customer or reseller and is a codification of EITF No. 00-14, "Accounting for Certain Sales Incentives," EITF No. 00-22, "Accounting for 'Points' and Certain Other Time-Based or Volume-Based Sales Incentive Offers, and Offers for Free Products or Services to be Delivered in the Future" and EITF No. 00-25, "Vendor Income Statement Characterization of Consideration Paid to a Reseller of the Vendor's Products." We adopted this statement in the first quarter of fiscal 2002, and it did not have a significant impact on our financial position or results of operations.

*Costs Associated with Exit or Disposal Activities:* In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." This statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies EITF No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." The provisions of this statement are effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. We adopted this statement in the fourth quarter of fiscal 2002, and it did not have a significant impact on our financial position or results of operations.

*Certain Consideration Received from a Vendor:* In November 2002, the EITF reached a consensus on EITF No. 02-16, "Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor." EITF 02-16 addresses the accounting of cash consideration received by a customer from a vendor, including vendor rebates and refunds. The consensus reached states that consideration received should be presumed to be a reduction of the prices of the vendor's products or services and should therefore be shown as a reduction of cost of sales in the income statement of the customer. The presumption could be overcome if the vendor receives an identifiable benefit in exchange for the consideration or the consideration represents a reimbursement of a specific incremental identifiable cost incurred by the customer in selling the vendor's product or service. If one of these conditions is met, the cash consideration should be characterized as a reduction of those costs in the income statement of the customer. The consensus reached also concludes that if rebates or refunds can be reasonably estimated, such rebates or refunds should be recognized as a reduction of the cost of sales based on a systematic and rational allocation of the consideration to be received relative to the transactions that mark the progress of the customer toward earning the rebate or refund. We do not expect the provisions of this consensus to have a significant impact on our financial position or results of operations.

*Stock-Based Compensation:* In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure, an amendment of FASB Statement 123." SFAS No. 148 addresses alternative methods of transition for a voluntary change to fair value-based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of Statement 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based compensation and the effect of the method used on reported results. The transition guidance and annual disclosure provisions of SFAS No.148 are effective for fiscal years ending after December 15, 2002, with earlier application permitted in certain circumstances. We adopted this statement in the fourth quarter of fiscal 2002, and it did not have a significant impact on our financial position or results of operations.

### Liquidity and Capital Resources

Our principal source of liquidity is our cash, cash equivalents, short-term investments and marketable securities. Our cash, cash equivalents, short-term investments and marketable securities balances were $74.8 million and $106.7 million as of December 28, 2002 and December 29, 2001, respectively.

In connection with our decision to focus on our e-commerce business in 1999, we raised approximately $80.0 million in gross proceeds through an equity financing with SOFTBANK in July 1999. We used part of the proceeds from this financing to repay the balance on our then outstanding lines of credit, reduce trade payables and provide operating capital related to our historical businesses. We also used part of the proceeds to acquire property and equipment and fund the working capital needs of our e-commerce business.

On April 20, 2000, we received $5.3 million in gross proceeds through a mortgage financing of our corporate headquarters. On April 27, 2000, we raised $25.0 million in gross proceeds through an equity financing with SOFTBANK and Rustic Canyon. On September 13, 2000, we raised $14.9 million in gross proceeds and on October 5, 2000, we raised $26.4 million in gross proceeds, through an equity financing with ITH. On August 23, 2001, we raised $30.0 million in gross proceeds through an equity financing with ITH. See "—Company Background" section above. We have used the proceeds of these financings for additional working capital needs and general business purposes.

We received an aggregate of $23.5 million in proceeds from the sales of our discontinued operations in fiscal 1999 and fiscal 2000, as well as $35.7 million in net cash from the acquisition of Fogdog in fiscal 2000.

We have incurred substantial costs to develop our e-commerce businesses and to recruit, train and compensate personnel for our creative, engineering, business development, marketing, merchandising, customer service, management information systems and administrative departments. In addition, during fiscal 2000, we invested in the required technology, equipment and personnel to make our Kentucky fulfillment center fully operational, and in April 2002, we purchased our previously leased Kentucky fulfillment center for $8.8 million in cash. During fiscal 2002, we spent approximately $12.2 million on upgrades to our technology infrastructure, including upgrades to our server, storage and telecommunications hardware, as well as on technical enhancements to our existing software and on new software solutions, including for customer service, marketing, financial management, merchandise planning, fraud detection and enhanced search functionality. In addition, during fiscal 2002, we spent $1.7 million on the installation of a second, fully redundant data center to increase both our capacity as well as our reliability, $4.0 million on the expansion of our Kentucky fulfillment center to increase capacity and $1.2 million to acquire certain assets of and enhance a 500-seat call center in Melbourne, Florida to expand our customer service capabilities. As of December 28, 2002, we had cash, cash equivalents, short-term investments and marketable securities of $74.8 million, working capital of $38.1 million and an accumulated deficit of $165.5 million.

Operating activities provided net cash of approximately $9.6 million during fiscal 2002. We used approximately $14.1 million in net cash for operating activities during fiscal 2001 and approximately $38.1 million in net cash for operating activities of continuing operations during fiscal 2000. Net cash provided by operating activities during fiscal 2002 was primarily the result of changes in accounts payable and accrued expenses and other, depreciation and amortization, deferred revenue, accounts receivable, inventory, a net loss on the sale of Ashford assets, other assets, non-cash restructuring costs related to Ashford and stock-based compensation, offset, in part, by net losses and changes in prepaid expenses and other current assets. Net cash used for operating activities during fiscal 2001 was primarily the result of net losses and changes in accounts payable and accrued expenses and other, accounts receivable, other assets and prepaid expenses and other current assets, offset, in part, by changes in stock-based compensation, deferred revenue, depreciation and amortization and inventory. Net cash used for operating activities of continuing operations during fiscal 2000 was primarily the result of net losses from continuing operations and changes in inventory, accounts receivable, other assets and prepaid expenses and other current assets, offset in part, by changes in accounts payable and accrued expenses and other, depreciation and amortization, stock-based compensation, refundable income taxes and deferred revenue.

Our investing activities during fiscal 2002 consisted primarily of capital expenditures of $29.0 million. During fiscal 2002, we also purchased $20.6 million and sold $9.1 million of marketable securities, paid $8.9 million for the acquisition of Ashford including acquisition costs and received $2.2 million in gross proceeds from the sale of Ashford assets. During fiscal 2001, we incurred capital expenditures of $8.4 million and received $947,000 in gross proceeds from sales of short-term investments. During fiscal 2000, we incurred capital expenditures of $13.7 million, we received $13.2 million in gross proceeds from the sale our discontinued operations and received $35.7 million in net cash from the acquisition of Fogdog.

Our financing activities during fiscal 2002 consisted primarily of a $5.2 million prepayment of the mortgage on our corporate headquarters and a $3.1 million retirement of a revolving credit facility with Congress Financial Corporation, a unit of First Union National Bank, that had been maintained by Ashford prior to our acquisition of Ashford. During fiscal 2002, our Board of Directors authorized, subject to certain business and market conditions, the purchase of up to $10.0 million of our common stock. Under this program, we repurchased 73,000 shares of our common stock for an aggregate purchase price of $353,000. During fiscal 2001, we received $30.0 million in gross proceeds from the sale of shares of our common stock to ITH. During fiscal 2000, we received $25.0 million in gross proceeds from the sale of shares of our common stock to SOFTBANK and Rustic Canyon. During fiscal 2000, we also received $41.3 million in gross proceeds from the sale of shares of our common stock and warrants to purchase shares of our common stock to ITH.

We had the following commitments as of December 28, 2002 with respect to our lease obligations, employment agreements, advertising and media agreements and partner revenue share payment obligations.

| | Fiscal Year | | | | | | |
|---|---|---|---|---|---|---|---|
| | 2003 | 2004 | 2005 | 2006 | 2007 | Thereafter | Total |
| | (in thousands) | | | | | | |
| Capital leases | $ 78 | $ — | $ — | $ — | $ — | $ — | $ 78 |
| Operating leases | 839 | 336 | 310 | 262 | 259 | 627 | 2,633 |
| Employment agreements | 2,609 | 1,902 | 1,073 | 640 | — | — | 6,224 |
| Advertising and media agreements | 267 | — | — | — | — | — | 267 |
| Partner revenue share payments | 1,650 | 1,700 | 1,750 | 1,500 | 1,500 | 5,250 | 13,350 |
| Total commitments | $5,443 | $3,938 | $3,133 | $2,402 | $1,759 | $5,877 | $22,552 |

To date, we have financed our e-commerce operations primarily from the sale of equity securities. Management expects that our current cash and the collection of accounts receivable will be sufficient to meet our anticipated cash needs for the foreseeable future. While in the fourth quarter of fiscal 2001 we realized income of $260,000, we did not realize income for fiscal 2001 or fiscal 2002, and we do not expect to realize income in fiscal 2003. In order to fund our anticipated operating expenses and realize income, our revenues must increase significantly. If cash flows are insufficient to fund our expenses, we may need to raise additional funds in future periods through public or private debt or equity financings or other arrangements to fund our operations until we achieve profitability. Failure to raise future capital when needed could seriously harm our business and operating results. If additional funds are raised through the issuance of equity securities, the percentage ownership of our current stockholders would be reduced to the extent they did not participate in that financing. Furthermore, these equity securities might have rights, preferences or privileges senior to our common stock.

## ITEM 7A: *QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.*

We have not used derivative financial instruments in our investment portfolio. We invest our excess cash in institutional Money Market accounts, auction rate certificates, U.S. Government agencies and auction preferred stock. In order to minimize risk and credit exposure, we invest with four financial institutions. We protect and preserve our invested funds by limiting default, market and reinvestment risk.

Investments in both fixed rate and floating rate interest earning-instruments carry a degree of interest rate risk. Fixed rate securities may have their fair market value adversely impacted due to a rise in interest rates, while floating rate securities may produce less income than expected if interest rates fall. Due in part to these factors, our future investment income may fall short of expectations due to changes in interest rates or it may suffer losses in principal if forced to sell securities which have declined in market value due to changes in interest rates.

The following table provides information about our cash equivalents and marketable securities, including principal cash flows by expected maturity and the related weighted average interest rates as of December 28, 2002:

| | Fiscal Year | | | | | | | Estimated Fair Value at December 28, 2002 |
|---|---|---|---|---|---|---|---|---|
| | 2003 | 2004 | 2005 | 2006 | 2007 | Thereafter | Total | |
| Money market accounts | $32,855 | $— | $— | $— | $— | $— | $32,855 | $32,855 |
| Weighted average interest rate | 1.34% | — | — | — | — | — | 1.34% | |
| Auction rate certificates | 18,600 | — | — | — | — | — | 18,600 | 18,600 |
| Weighted average interest rate | 1.62% | — | — | — | — | — | 1.62% | |
| U.S. government agency securities | 10,000 | — | — | — | — | — | 10,000 | 10,043 |
| Weighted average interest rate | 1.96% | — | — | — | — | — | 1.96% | |
| Auction preferred stock | 1,500 | — | — | — | — | — | 1,500 | 1,500 |
| Weighted average interest rate | 1.95% | — | — | — | — | — | 1.95% | |
| Cash equivalents and marketable securities | $62,955 | $— | $— | $— | $— | $— | $62,955 | $62,998 |

We do not intend to hold our marketable securities for more than one year from the most recent balance sheet date and have therefore classified them as a current asset.

## ITEM 8: *FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.*

Our financial statements, supplementary data and related documents that are included in this Annual Report on Form 10-K are listed in Item 15(a), Part IV, of this Report.

## ITEM 9: *CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.*

Not applicable.

## PART III

This Part III incorporates certain information from our definitive proxy statement for our 2003 Annual Meeting of Shareholders (the "2003 Proxy Statement") to be filed with the Securities and Exchange Commission not later than 120 days after the end of our fiscal year covered by this Annual Report on Form 10-K. Notwithstanding such incorporation, the sections of our 2003 Proxy Statement entitled "Report of the Compensation Committee," "Report of the Audit Committee" and "Performance Graph" shall not be deemed to be "filed" as part of this Annual Report.

### ITEM 10: *DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT.*

The following table sets forth information concerning GSI's directors. Our directors are serving one-year terms ending at the 2003 Annual Meeting and until their respective successors are elected and qualified.

| Name | Age(1) | Position(s) Held in the Company | Director Since |
|---|---|---|---|
| Michael G. Rubin | 30 | Chairman, President and Chief Executive Officer | 1995 |
| Kenneth J. Adelberg(2) | 50 | Director | 1995 |
| M. Jeffrey Branman(2)(3) | 47 | Director | 2001 |
| Ronald D. Fisher | 55 | Director | 2000 |
| Harvey Lamm(2)(3) | 67 | Director | 1998 |
| Mark S. Menell(3) | 38 | Director | 2000 |
| Michael S. Perlis(2)(3) | 50 | Director | 2001 |
| Jeffrey F. Rayport(2)(3) | 43 | Director | 1999 |

(1) As of March 30, 2003.
(2) Member of Compensation Committee.
(3) Member of Audit Committee.

Michael G. Rubin has served as GSI's Chairman of the Board and Chief Executive Officer since July 1995 and as GSI's President since June 2000. Mr. Rubin was named Entrepreneur of the Year in 1994 and 2000 at the Greater Philadelphia Entrepreneur of the Year Awards sponsored by Ernst & Young. Mr. Rubin attended Villanova University, Villanova, Pennsylvania.

Kenneth J. Adelberg has been one of GSI's directors since July 1995. Mr. Adelberg has served as President and Chief Executive Officer of HiFi House Group of Companies, a privately-held company based in Broomall, Pennsylvania, since 1987. Mr. Adelberg was a founding stockholder of US Wats, Inc., a publicly-traded company specializing in business telecommunications services, located in Bala Cynwyd, Pennsylvania, which was established in 1989. Mr. Adelberg is a founding stockholder and director of Republic Bank, Philadelphia, Pennsylvania, a publicly-traded bank which has been in operation since 1989. Mr. Adelberg is also a director of Trackpower, Inc. Mr. Adelberg holds Bachelor of Science degrees in Biophysics and Physiological Psychology from Pennsylvania State University and attended the MBA program at Drexel University, Philadelphia, Pennsylvania.

M. Jeffrey Branman has been one of GSI's directors since October 2001. Mr. Branman has served as President of Interactive Technology Partners, a subsidiary of Comcast Corporation, since April 2000. Interactive Technology Partners serves as financial advisor to Interactive Technology Holdings, LLC, a joint venture of Comcast Corporation and QVC, Inc. From March 1996 to February 2000, Mr. Branman was Senior Vice President Corporate Development of Foot Locker, Inc. and Chief Executive Officer of FootLocker.com, the internet and direct marketing subsidiary of Foot Locker. Mr. Branman is a graduate of the University of California, Berkeley and the Carnegie Mellon University Graduate School of Industrial Administration.

Ronald D. Fisher has been one of GSI's directors since March 2000. Mr. Fisher currently serves as the Vice Chairman of SOFTBANK Holdings Inc. and SOFTBANK Corp. and a managing general partner of SOFTBANK Capital Partners LP, a late-stage private equity organization. He joined SOFTBANK in October 1995. From

January 1990 to September 1995, Mr. Fisher was Chief Executive Officer of Phoenix Technologies, Ltd., a developer and marketer of system software products. Mr. Fisher is also a director of SOFTBANK Corporation, E*TRADE Group, Inc., InsWeb Corporation, Key3media Group, Inc., OptiMark Holdings, Inc. and Vie Financial Group, Inc. Mr. Fisher received a Bachelor of Commerce degree from the University of Witwatersand in South Africa and an MBA from Columbia University.

Harvey Lamm has been one of GSI's directors since April 1998. Mr. Lamm has served as a director and Chief Executive Officer of Vintek Corporation, a privately-held company based in Philadelphia, Pennsylvania since 1996. Vintek specializes in automated title management and the development of tools to reduce cost and manage risk for automotive finance institutions. From 1990 to 1996, Mr. Lamm spent his time managing his investments. From 1967 until 1990, Mr. Lamm served as Chairman of the Board, Chief Executive Officer, President and Chief Operating Officer of Subaru of America, Inc., until its acquisition by Fuji Heavy Industries Ltd. Mr. Lamm helped found Subaru of America, which was the exclusive importer of Subaru brand vehicles in the United States and was a publicly traded company listed on the Nasdaq National Market. Mr. Lamm holds degrees from Pennsylvania State University and Drexel University.

Mark S. Menell has been one of GSI's directors since April 2000. Mr. Menell has been a partner of Rustic Canyon Ventures since January 2000. From August 1990 to January 2000, Mr. Menell was an investment banker at Morgan Stanley Dean Witter, most recently as Principal and co-head of Morgan Stanley Dean Witter's Technology Mergers and Acquisitions Group, based in Menlo Park, CA. Mr. Menell received a B.A. magna cum laude in economics from the University of Pennsylvania and a B.S. magna cum laude in finance and an MBA from the University of Pennsylvania's Wharton School of Business.

Michael S. Perlis has been one of GSI's directors since May 2001. Mr. Perlis has been a general partner of SOFTBANK Capital Partners LP, a late-stage private equity organization, since July 2000. From November 1998 to June 2000, Mr. Perlis was employed by Ziff-Davis Inc., most recently as President and Chief Executive Officer. While at Ziff-Davis, Mr. Perlis was responsible for the portfolio of Ziff-Davis owned and licensed titles. From June 1996 to October 1998, Mr. Perlis served as President, Chief Operating Officer and Partner of TVSM Inc., a publisher of system specific television listing and guidance publications. Mr. Perlis received a B.A. from Syracuse University.

Dr. Jeffrey F. Rayport has been one of GSI's directors since April 1999. Dr. Rayport has been Chief Executive Officer of Marketspace LLC, an information industries strategy and research business of Monitor Group, headquartered in Cambridge, Massachusetts, since September 1998. Dr. Rayport has also been a faculty member in the Service Management Unit at the Harvard Business School since prior to 1995. Dr. Rayport went on leave from the Harvard Business School in September 1998. Dr. Rayport earned an A.B. from Harvard College, an M.Phil. in International Relations at the University of Cambridge and an A.M. in the History of American Civilization and a Ph.D. in Business History at Harvard University. Dr. Rayport is also a director of MarketWatch.com, Inc. and ValueClick Inc.

The stock purchase agreements pursuant to which certain funds affiliated with SOFTBANK America Inc. ("SOFTBANK") acquired their shares of GSI Common Stock provide that SOFTBANK has the right to designate up to two members of GSI's Board of Directors, depending on the number of shares of GSI Common Stock held by SOFTBANK. Additionally, one of the SOFTBANK directors is entitled to serve as a member of each committee of the Board of Directors. Messrs. Fisher and Perlis are the current SOFTBANK members of GSI's Board of Directors. The stock purchase agreement pursuant to which Rustic Canyon Ventures, L.P. ("Rustic Canyon") acquired its shares of GSI Common Stock provides that Rustic Canyon has the right to designate one member of GSI's Board of Directors. Mr. Menell is the current Rustic Canyon member of GSI's Board of Directors. The stock purchase agreement pursuant to which Interactive Technology Holdings, LLC ("ITH") acquired its shares of GSI Common Stock provides that ITH has the right to designate up to two members of GSI's Board of Directors, depending on the number of shares of GSI Common Stock held by ITH. Additionally, one of the ITH directors is entitled to serve as a member of each committee of the Board of Directors. Mr. Branman is the current ITH member of GSI's Board of Directors. ITH has not nominated its second member of GSI's Board of Directors.

Information concerning our executive officers who are not also directors is included in Part I, Item 4.1 of this Annual Report on Form 10-K/A.

### Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires GSI's directors, executive officers, and persons who own more than 10% of a registered class of GSI's equity securities, to file with the SEC initial reports of ownership and reports of changes in ownership of Common Stock and other equity securities of GSI. Executive officers, directors and greater than 10% stockholders are required by SEC regulations to furnish GSI with copies of all Section 16(a) forms they file.

To GSI's knowledge, based solely on a review of the copies of such reports furnished to GSI and written representations that no other reports were required, all Section 16(a) filing requirements applicable to GSI's executive officers, directors and greater than 10% beneficial stockholders were complied with during fiscal 2002, except that the following reports were not timely filed: (i) SOFTBANK did not timely file with respect to its internal corporate reorganization in October 2001; SOFTBANK reported these transactions on a Form 3 and Form 4 filing on February 19, 2003; and (ii) Messrs. Adelberg, Branman, Fisher, Menell and Perlis and Dr. Rayport each inadvertently did not file a Form 5 with respect to automatic option grants made in connection with their re-election at the 2002 Annual Meeting of Stockholders although these option grants were reported in the Proxy Statement for the Company's 2002 Annual Meeting of Stockholders under the heading "Compensation of Directors." Messrs. Adelberg, Branman, Fisher, Menell and Perlis and Dr. Rayport are in the process of filing these Forms 5.

### Voting Agreements

Mr. Rubin entered into a voting agreement, dated as of May 1, 2000 in favor of SOFTBANK, pursuant to which, among other things, Mr. Rubin agreed that he would vote all shares of GSI's Common Stock then held by him in favor of election to the Board of Directors of the directors that SOFTBANK would be entitled to designate. In addition, Mr. Rubin agreed not to take any action to remove any director of GSI designated by SOFTBANK.

SOFTBANK also entered into a voting agreement in favor of Mr. Rubin, dated as of May 1, 2000, relating to the election of directors designated by Mr. Rubin. Pursuant to this voting agreement, SOFTBANK agreed that it would vote all shares of GSI's Common Stock then held by it with respect to all directorships other than those which it was entitled to designate (i) in favor of any member of the Board of Directors of GSI who was a member of the Board prior to April 27, 2000, and any director who is thereafter chosen to fill any vacancy on the Board of Directors or who is elected as a director (a "Continuing Director") and who, in either event, is not a director designated by SOFTBANK and in connection with his or her initial assumption of office is recommended for appointment or election by a majority of the Continuing Directors then on the Board of Directors, and (ii) against the election of any directors other than those directors specified in clause (i) of this sentence.

Mr. Rubin entered into a voting agreement, dated as of May 1, 2000 in favor of Rustic Canyon, pursuant to which, Mr. Rubin agreed, among other things, that he would vote all shares of GSI's Common Stock then held by him in favor of election to the Board of Directors of the director which Rustic Canyon would be entitled to designate and which has been identified by Rustic Canyon as nominee for such purpose. In addition, Mr. Rubin agreed not to take any action to remove, with or without cause, any director of GSI designated by Rustic Canyon.

Mr. Rubin and ITH entered into a voting agreement, dated as of September 13, 2000, whereby (i) Mr. Rubin agreed, among other things, that he would vote all of his shares of GSI's Common Stock in favor of election to GSI's Board of Directors of the directors which ITH would be entitled to designate, and (ii) ITH agreed, among other things, that ITH would vote all of its shares of GSI's Common Stock in favor of election to GSI's Board of Directors of certain Continuing Directors (as such term is defined therein).

SOFTBANK and ITH also entered into a voting agreement, dated September 13, 2000, whereby (i) SOFTBANK agreed, among other things, that SOFTBANK would vote all of its shares of GSI's Common Stock in favor of election of GSI's Board of Directors of the directors which ITH would be entitled to designate, and (ii) ITH agreed, among other things, that ITH would vote for all of its shares of GSI's Common Stock in favor of election to GSI's Board of Directors of the directors which SOFTBANK would be entitled to designate.

## ITEM 11: *EXECUTIVE COMPENSATION.*

### Summary Compensation Table

The following table sets forth information regarding compensation earned during the last three fiscal years by GSI's Chief Executive Officer and each of GSI's and/or its subsidiaries' four other most highly compensation executive officers during fiscal 2002 (each, a "Named Officer").

| | | Annual Compensation | | | Long Term Compensation Awards | | |
|---|---|---|---|---|---|---|---|
| **Name and Principal Position** | **Fiscal Year** | **Salary** | **Bonus** | **Other Annual Compensation** | **Restricted Stock Award(s)** | **Securities Underlying Options(#)** | **All Other Compensation(1)** |
| Michael G. Rubin | 2002 | $350,000 | — | — | — | — | $10,832 |
| Chairman, President and | 2001 | 325,000 | — | — | — | 1,000,000 | 765 |
| Chief Executive Officer of GSI | 2000 | 375,400 | — | — | — | — | 510 |
| Robert W. Liewald | 2002 | 262,212 | $ 35,000 | — | — | — | 7,991 |
| Executive Vice President, | 2001 | 250,000 | — | — | — | 150,000 | 7,861 |
| Merchandising of GSI | 2000 | 200,000 | 100,000 | — | — | 25,000 | 4,318 |
| Arthur H. Miller | 2002 | 250,000 | 100,000 | — | — | — | 7,382 |
| Executive Vice President | 2001 | 225,000 | 100,000 | — | — | 175,000 | 5,329 |
| and General Counsel of GSI | 2000 | 200,000 | 100,000 | — | — | 50,000 | 3,846 |
| Damon Mintzer | 2002 | 300,000 | — | — | — | — | 9,390 |
| President and Chief Operating | 2001 | 160,385 | — | — | — | 75,000 | 1,385 |
| Officer of Global-QVC Solutions, Inc. | 2000 | — | — | — | — | — | — |
| Mark S. Reese | 2002 | 262,212 | 25,000 | — | — | — | 8,351 |
| Executive Vice President | 2001 | 250,000 | — | — | — | 25,000 | 8,250 |
| and Chief Operating Officer of GSI | 2000 | 144,231 | 30,000 | — | $199,421(2) | 125,000 | 37,796 |

(1) For fiscal 2002, consists of (i) GSI's matching contributions under its 401(k) Profit Sharing Plan in the amount of $10,442, $7,601, $6,922, $9,000 and $7961 for Messrs. Rubin, Liewald, Miller, Mintzer and Reese, respectively, and (ii) insurance premiums paid by GSI with respect to term life insurance in the amount of $390 for each of Messrs. Rubin, Liewald, Miller, Mintzer and Reese.

(2) On May 26, 2000, Mr. Reese was granted a restricted stock award of 46,377 shares of GSI's Common Stock vesting on the date of grant. The amount set forth in the table is the market value of the award on the date of grant, net of the amount paid by Mr. Reese. As of the end of fiscal 2002, the value of this stock award was $0 as Mr. Reese no longer owned these shares.

## Option/SAR Grants in Last Fiscal Year

No options to purchase shares of Common Stock were granted to Named Officers during fiscal 2002. No SARs were granted during fiscal 2002.

## Aggregated Option/SAR Exercises in Last Fiscal Year and Fiscal Year End Option/SAR Values

The following table sets forth information regarding options to purchase shares of Common Stock exercised by the Named Officers during fiscal 2002 under GSI's stock option plans and the values of options held by such individuals at end of fiscal 2002. The Named Officers do not have SARs.

| Name | Shares Acquired on Exercise(#) | Value Realized | Number of Securities Underlying Unexercised Options at Fiscal Year End Exercisable/Unexercisable | Value of Unexercised In-the-Money Options at Fiscal Year End Exercisable/ Unexercisable(1) |
|---|---|---|---|---|
| Michael G. Rubin | — | — | 250,000/750,000 | — |
| Robert W. Liewald | — | — | 121,875/73,175 | — |
| Arthur H. Miller | — | — | 171,353/53,647 | — |
| Damon Mintzer | — | — | 18,750/56,250 | — |
| Mark S. Reese | — | — | 40,624/59,376 | — |

(1) None of the stock options outstanding at the end of fiscal 2002 were in-the-money.

## Employment Agreements

*Michael G. Rubin.* Effective January 1, 2001, GSI entered into a new employment agreement with Mr. Rubin for a term of four years to serve as GSI's President and Chief Executive Officer. Pursuant to the terms of the employment agreement, Mr. Rubin is entitled to receive (i) an annual base salary of $325,000 during fiscal 2001, subject to annual increases of $25,000 in each successive year, (ii) an annual bonus in such amount and based upon the achievement of such goals as Mr. Rubin and the Compensation Committee may determine, (iii) an automobile allowance of $2,000 per month and (iv) other benefits similar to those provided to GSI's other officers. Mr. Rubin's employment agreement may be terminated by GSI for cause, which is defined to include gross negligence or willful misconduct in the performance of his duties under the agreement, willful breach of the agreement or conviction of a felony. Mr. Rubin may terminate his employment with GSI for good reason, which is defined to include, among other things, demotion or removal from his position or diminishment of his duties, reduction in base salary or a material reduction in benefits, breach of the agreement by GSI or relocation of Mr. Rubin's principal place of employment. In the event of termination by GSI other than for cause or termination by Mr. Rubin for good reason, GSI will pay to Mr. Rubin two years of his base salary, in accordance with GSI's normal payroll practices, and provide Mr. Rubin with his benefits during such two-year period. Under his employment agreement, for a period of two years following his termination, Mr. Rubin is prohibited from engaging in a business that is competitive with GSI's business or from soliciting employees of GSI to become an employee of someone else.

*Robert W. Liewald.* On April 23, 2002, GSI entered into an employment agreement with Robert W. Liewald, Executive Vice President, Merchandising of GSI, for an initial term, beginning April 23, 2002 and ending December 31, 2005. Mr. Liewald is entitled to receive the following: (i) an annual base salary of $262,500 for fiscal 2002, subject to annual increases in accordance with GSI's annual performance review procedures, (ii) an annual bonus in such amount as may be determined by GSI's Chief Executive Officer and (iii) other benefits similar to those provided to GSI's other officers. Mr. Liewald's employment agreement may be terminated by GSI for cause, which is defined to include gross negligence or willful misconduct in the performance of his duties under the agreement, material breach of any agreement between Mr. Liewald and GSI, acts in a manner

that is inimical or injurious, in a material respect, to GSI's business or conviction of a felony. In the event of termination by GSI other than for cause, GSI will pay to Mr. Liewald six months of his base salary, in accordance with GSI's normal payroll practices. Mr. Liewald's employment agreement contains a restrictive covenant similar to the one in Mr. Rubin's agreement, which restrictive covenant is for a period of one year, or if Mr. Liewald is terminated without cause, for a period of six months.

*Arthur H. Miller.* On August 9, 1999, GSI entered into an employment agreement with Arthur H. Miller, Executive Vice President and General Counsel of GSI, for an initial term, beginning September 20, 1999, of five years. Effective as of April 23, 2002, Mr. Miller's agreement was extended by two years to December 31, 2006. Mr. Miller is entitled to receive the following: (i) an annual base salary of $200,000 for fiscal 2000 subject to annual increases of $25,000, (ii) an annual bonus of $100,000, (iii) an automobile allowance of $1,000 per month and (iv) other benefits similar to those provided to GSI's other officers. Mr. Miller's employment agreement may be terminated by GSI for cause, which is defined similarly to the definition of cause in Mr. Rubin's agreement. In addition, Mr. Miller may terminate his agreement for good reason, which is defined similarly to the definition of good reason in Mr. Rubin's agreement. In the event of termination by GSI other than for cause or termination by Mr. Miller for good reason, GSI will pay to Mr. Miller a lump sum payment equal to the sum of one year of his base salary plus his annual bonus and provide Mr. Miller with his benefits for one year after his termination. Mr. Miller's employment agreement contains a one year restrictive covenant similar to the one in Mr. Rubin's agreement.

*Damon Mintzer.* On June 12, 2001, Global-QVC Solutions, Inc., a wholly-owned subsidiary of GSI ("GQVC"), entered into a personal services agreement with Damon Mintzer, President and Chief Operating Officer of GQVC, for a term of three years beginning June 12, 2001 and ending June 30, 2004. Mr. Mintzer is entitled to receive the following: (i) an annual base salary of $300,000 for fiscal 2001, subject to annual increases in accordance with GSI's annual performance review procedures, (ii) an annual bonus based upon the achievement of goals with respect to the operating income of GQVC, (iii) an annual bonus in such other amount as may be determined by GSI's Chief Executive Officer and (iv) other benefits similar to those provided to GSI's other officers. Mr. Mintzer's employment may be terminated by GQVC for cause, which is defined as fraud, misappropriation or embezzlement against GQVC, willful, reckless or grossly negligent conduct in the performance of his duties under the agreement, violation of law which is materially injurious to GQVC, conviction of felony, is charged with a felony the defense of which renders him substantially unable to perform his services under the agreement or material breach of any agreement between Mr. Mintzer and GQVC which breach is not cured. In addition, Mr. Mintzer may terminate his agreement for good reason, which is defined as GQVC's breach of the agreement, or no reason at all.

*Mark S. Reese.* On May 30, 2000, GSI entered into an employment agreement with Mark S. Reese, Executive Vice President and Chief Operating Officer of GSI, for a term of four years beginning May 29, 2000. Mr. Reese is entitled to receive the following: (i) an annual base salary of $250,000 for fiscal 2000, subject to annual increases in accordance with GSI's annual performance review procedures, (ii) an annual bonus up to $50,000 as may be determined by GSI's Chief Executive Officer, (iii) an automobile allowance of $1,000 per month and (iv) other benefits similar to those provided to GSI's other officers. Mr. Reese's employment agreement may be terminated by GSI for cause, which is defined similarly to the definition of cause in Mr. Rubin's agreement. In the event of termination by GSI other than for cause, GSI will pay to Mr. Reese six months of his base salary, in accordance with GSI's normal payroll practices. Mr. Reese's employment agreement contains a one year restrictive covenant similar to the one in Mr. Rubin's agreement.

**Director Compensation**

Under GSI's current policy, as compensation for their service as directors of GSI, each non-employee director receives an option to purchase 25,000 shares of GSI Common Stock upon his or her initial election as a director and an option to purchase 10,000 shares of GSI Common Stock on each subsequent annual election as a director. The directors do not receive any cash compensation for their services on behalf of GSI but are

reimbursed for reasonable travel and lodging expenses incurred in attending meetings of the Board of Directors and any Committee. Mr. Rubin, the only director who is also an officer of GSI, does not receive any separate fee for acting in his capacity as a director.

On September 19, 1995, the Board of Directors adopted, and on November 15, 1995, the stockholders approved, the 1995 Non-Employee Directors' Stock Plan (the "Directors' Plan"). Pursuant to the Directors' Plan, options originally could be granted with respect to an aggregate of 12,500 shares of GSI Common Stock. Effective December 31, 1997, the Board of Directors terminated the Directors' Plan, which remains in effect only as to unexercised options granted under the Directors' Plan.

**Compensation Committee Interlocks and Insider Participation**

During fiscal 2002, the Compensation Committee consisted of Messrs. Branman, Lamm, Menell and Perlis and Dr. Rayport. None of the members of the Board's Compensation Committee is or has been an officer or employee of GSI. Mr. Branman is the President of Interactive Technology Partners, which serves as financial advisor to Interactive Technology Holdings, LLC ("ITH"). GSI has entered into a strategic alliance to provide procurement and fulfillment services for QVC, Inc., which along with its majority stockholder, Comcast Corporation, owns ITH, which is a major stockholder of GSI. GSI recognized net revenues of $349,000, $1.8 million and $2.7 million on sales to this related party for fiscal 2000, fiscal 2001 and fiscal 2002, respectively. The terms of these sales are comparable to those with other comparable partners of GSI.

Additionally, there were no compensation committee "interlocks" during fiscal 2002, which generally means that no executive officer of GSI served as a director or member of the compensation committee of another entity one of whose executive officers served as a director or member of GSI's Compensation Committee.

## ITEM 12: *SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS.*

The following table sets forth information, as of April 2, 2003, concerning

- each person known by GSI to be the beneficial owner of five percent or more of GSI's outstanding Common Stock,
- the beneficial ownership of GSI's Common Stock by each Named Officer and each director and
- the beneficial ownership of GSI's Common Stock by the directors and executive officers of GSI as a group.

Unless otherwise specified, all persons listed below have sole voting and investment power with respect to their shares. The securities "beneficially owned" by an individual are determined in accordance with the definition of "beneficial ownership" set forth in the regulations of the SEC. Accordingly, they may include securities owned by or for, among others, the spouse and/or minor children of the individual and any other relative who has the same home as such individual, as well as other securities as to which the individual has or shares voting or investment power or has the right to acquire under outstanding stock options or warrants within 60 days of the date of this table (as reflected in the applicable column below). Beneficial ownership may be disclaimed as to certain of the securities. The business address of the officers and directors of GSI is that of GSI.

| Name, Position and Address of Beneficial Owner | Number of Shares Beneficially Owned(1) | Options Included in Beneficial Ownership | Warrants Included in Beneficial Ownership | Percentage of Shares Owned |
|---|---|---|---|---|
| Michael G. Rubin<br>Chairman, President and Chief Executive Officer | 7,517,096 | 500,000 | — | 19.1% |
| Robert W. Liewald<br>Executive Vice President, Merchandising | 195,414 | 137,500 | 10,000 | * |
| Arthur H. Miller<br>Executive Vice President and General Counsel | 205,862 | 198,958 | — | * |
| Damon Mintzer<br>President and Chief Operating Officer of Global-QVC Solutions, Inc. | 19,808 | 18,750 | — | * |
| Mark S. Reese<br>Executive Vice President and Chief Operating Officer | 118,226 | 70,312 | — | * |
| Kenneth J. Adelberg<br>Director | 108,000 | 92,500 | — | * |
| M. Jeffrey Branman(2)<br>Director | 43,000 | 35,000 | — | * |
| Ronald D. Fisher(3)<br>Director | 48,750 | 48,750 | — | * |
| Harvey Lamm<br>Director | 197,525 | 175,000 | — | * |
| Mark S. Menell<br>Director | 1,125,650(4) | 48,750 | 312,500(5) | 2.9% |
| Michael S. Perlis(6)<br>Director | 35,000 | 35,000 | — | * |
| Jeffrey F. Rayport<br>Director | 58,750 | 58,750 | — | * |
| Interactive Technology Holdings, LLC<br>222 Delaware Avenue, Suite 1460, Wilmington, DE 19801 | 13,800,000 | — | 4,800,000 | 31.6% |
| SOFTBANK Affiliates<br>1188 Centre Street, Newton Center, MA 02459 | 9,903,850(7) | — | 1,250,000(8) | 24.7% |
| All executive officers and directors as a group (16 persons) | 7,.907,530(4) | 1,825,589 | 322,500(5) | 24.5% |

* Less than one percent

(1) For Mr. Rubin, Mr. Menell, ITH and SOFTBANK, does not include shares held by Mr. Rubin, Rustic Canyon, SOFTBANK affiliates or ITH unless specifically stated herein. Mr. Rubin, Rustic Canyon, SOFTBANK and ITH have each granted a right to vote all of their shares, currently only with respect to the election of directors, as set forth in the Voting Agreements described in Part III, Item 10.

(2) Does not include 9,000,000 shares of Common Stock held by ITH or 4,800,000 shares of Common Stock issuable to ITH upon the exercise of warrants as Mr. Branman does not have investment or voting power over these shares.

(3) Does not include (a) 4,309,176 shares of Common Stock held by SOFTBANK Capital Partners LP; (b) 4,235,098 shares of Common Stock held by SOFTBANK Capital LP; (c) 109,576 shares of Common Stock held by SOFTBANK Capital Advisors Fund LP; (d) 624,978 shares of Common Stock issuable to SOFTBANK Capital Partners LP upon the exercise of warrants; (e) 614,234 shares of Common Stock

issuable to SOFTBANK Capital LP upon the exercise of warrants; or (f) 10,788 shares of Common Stock issuable to SOFTBANK Capital Advisors Fund LP upon the exercise of warrants as Mr. Fisher does not have investment or voting power over these shares.

(4) Consists of 764,400 shares of Common Stock held by Rustic Canyon. Mr. Menell is a Partner of Rustic Canyon. Mr. Menell disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest, if any, therein.

(5) Consists of 312,500 shares of Common Stock issuable to Rustic Canyon upon the exercise of warrants. Mr. Menell is a Partner of Rustic Canyon. Mr. Menell disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest, if any, therein.

(6) Does not include (a) 4,309,176 shares of Common Stock held by SOFTBANK Capital Partners LP; (b) 4,235,098 shares of Common Stock held by SOFTBANK Capital LP; (c) 109,576 shares of Common Stock held by SOFTBANK Capital Advisors Fund LP; (d) 624,978 shares of Common Stock issuable to SOFTBANK Capital Partners LP upon the exercise of warrants; (e) 614,234 shares of Common Stock issuable to SOFTBANK Capital LP upon the exercise of warrants; or (f) 10,788 shares of Common Stock issuable to SOFTBANK Capital Advisors Fund LP upon the exercise of warrants as Mr. Perlis does not have investment or voting power over these shares.

(7) Consists of (a) 4,309,176 shares of Common Stock held by SOFTBANK Capital Partners LP; (b) 4,235,098 shares of Common Stock held by SOFTBANK Capital LP; and (c) 109,576 shares of Common Stock held by SOFTBANK Capital Advisors Fund LP. Each of SOFTBANK Capital Partners LP, SOFTBANK Capital LP, SOFTBANK Capital Advisors Fund LP, SOFTBANK Capital Partners LLC and SB Capital Managers LLC disclaims beneficial ownership of securities owned by any other person or entity except to the extent of its respective pecuniary interest, if any, therein. SB Capital Managers LLC is a member of SOFTBANK Capital Partners LLC, the general partner of SOFTBANK Capital Partners LP, SOFTBANK Capital LP and SOFTBANK Capital Advisors Fund LP.

(8) Consists of (a) 624,978 shares of Common Stock issuable to SOFTBANK Capital Partners LP upon the the exercise of warrants; (b) 614,234 shares of Common Stock issuable to SOFTBANK Capital LP upon the exercise of warrants; or (c) 10,788 shares of Common Stock issuable to SOFTBANK Capital Advisors Fund LP upon the exercise of warrants. Each of SOFTBANK Capital Partners LP, SOFTBANK Capital LP, SOFTBANK Capital Advisors Fund LP, SOFTBANK Capital Partners LLC and SB Capital Managers LLC disclaims beneficial ownership of securities owned by any other person or entity except to the extent of its respective pecuniary interest, if any, therein. SB Capital Managers LLC is a member of SOFTBANK Capital Partners LLC, the general partner of SOFTBANK Capital Partners LP, SOFTBANK Capital LP and SOFTBANK Capital Advisors Fund LP.

**Equity Compensation Plan Information**

The following table gives information regarding GSI's existing equity compensation plans as of December 28, 2002. The table does not include information with respect to options assumed in acquisitions where the plan governing the options will not be used for future awards.

| Plan Category | Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights | Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights | Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Listed in Column(a)) |
|---|---|---|---|
| | (a) | (b) | (c) |
| Equity compensation plans approved by stockholders | 5,105,574(1) | $ 8.35 | 1,155,212 |
| Equity compensation plans not approved by stockholders (2) | 2,815,153 | $ 9.21 | 0 |
| Total | 7,920,727 | $ 8.67 | 1,155,212 |

(1) This includes options and warrants to purchase shares outstanding under the 1996 Equity Incentive Plan and prior stock incentive plans no longer in effect.
(2) These plans and programs were adopted to allow GSI to grant, on a limited basis, (a) stock options at less than the then-fair market value of GSI's Common Stock to attract new key employees, to retain key employees of acquired companies and to retain existing employees in connection with restructured compensation packages and (b) warrants to purchase GSI Common Stock to consultants, advisors, partners and investors. The Board of Directors approved these plans and programs in fiscal 1999, fiscal 2000 and fiscal 2001 although some of these warrant grants relate to earlier periods. Except for the limited grants under these plans and programs, grants are generally made by GSI under the 1996 Equity Incentive Plan. These plans and programs have been limited to the grant of warrants and options not intended to qualify as incentive stock options. The Board of Directors has the authority to determine from time to time the number of shares of Common Stock that may be granted under these plans and programs. As of December 28, 2002, the maximum number of shares authorized to be issued under these plans is 2,581,653. Under these plans and programs, each option generally expires 10 years from the date of grant and vests over four years. Upon the occurrence of a change in control, certain of these option will immediately become exercisable in full. Also under these plans and programs, these warrants expire no less than three years and no later than 10 years from the date of grant. The exercise price for these warrants range from $2.50 to $22.50

## ITEM 13: *CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.*

GSI does not have any formal policy concerning the direct or indirect pecuniary interest of any of its officers, directors, security holders or affiliates in any investment to be acquired or disposed of by GSI or in any transaction to which GSI is a party or has an interest. GSI will not enter into any such transactions unless approved by a majority of the entire Board of Directors, not including any interested director, or a majority of the Audit Committee. Going forward, GSI will comply with any and all approval requirements adopted by Nasdaq related to transactions between GSI and any of its officers, directors, security holder or affiliates.

GSI has entered into a strategic alliance to provide procurement and fulfillment services for QVC, Inc., which along with its majority stockholder, Comcast Corporation, owns Interactive Technology Holdings, LLC, which is a major stockholder of GSI. Mr. Branman is the President of Interactive Technology Partners, which serves as financial advisor to Interactive Technology Holdings, LLC. GSI recognized net revenues of $349,000, $1.8 million and $2.7 million on sales to this related party for fiscal 2000, fiscal 2001 and fiscal 2002, respectively. The terms of these sales are comparable to those with other comparable partners of GSI.

## ITEM 14: *CONTROLS AND PROCEDURES.*

*Evaluation of Disclosure Controls and Procedures.* Based on their evaluation of the Company's disclosure controls and procedures (as defined in Exchange Act Rules 13a-14(c) and 15d-14(c)) as of a date within 90 days of the filing date of this Annual Report on Form 10-K, the Company's principal executive officer and principal financial officer have concluded that the Company's disclosure controls and procedures are effective.

*Changes in Internal Controls.* There were no significant changes in the Company's internal controls or in other factors that could significantly affect these controls subsequent to the date of the principal executive officer's and principal financial officer's evaluation referred to above, including any corrective actions with regard to significant deficiencies and material weaknesses.

## PART IV

### ITEM 15: *EXHIBITS, FINANCIAL STATEMENT SCHEDULES AND REPORTS ON FORM 8-K.*

### (a) 1. CONSOLIDATED FINANCIAL STATEMENTS


| | Page |
|---|---|
| Report of Independent Auditors—Deloitte & Touche LLP | F-1 |
| Consolidated Balance Sheets as of December 29, 2001 and December 28, 2002 | F-2 |
| Consolidated Statements of Operations for the Fiscal Years Ended December 30, 2000, December 29, 2001 and December 28, 2002 | F-3 |
| Consolidated Statements of Stockholders' Equity for the Fiscal Years Ended December 30, 2000, December 29, 2001 and December 28, 2002 | F-4 |
| Consolidated Statements of Cash Flows for the Fiscal Years Ended December 30, 2000, December 29, 2001 and December 28, 2002 | F-5 |
| Notes to Consolidated Financial Statements | F-6 |


### 2. FINANCIAL STATEMENT SCHEDULES

All schedules have been omitted since the required information is included in the financial statements or the notes thereto or is not applicable or required.

## 3. EXHIBITS

| Exhibit Number | Description |
|---|---|
| 3.1 | Amended and Restated Certificate of Incorporation of Global Sports, Inc. (filed as Appendix B to GSI Commerce, Inc.'s Definitive Proxy Statement on Schedule 14A filed on April 27, 2001 and Incorporated herein by reference) |
| 3.2 | Certificate of Amendment to Amended and Restated Certificate of Incorporation of Global Sports, Inc. (filed with GSI Commerce, Inc.'s Quarterly Report on Form 10-Q for the quarter ended June 29, 2002 and incorporated herein by reference) |
| 3.3 | Bylaws, as amended, of Global Sports, Inc. (filed with GSI Commerce, Inc.'s Registration Statement No. 33-33754 and incorporated herein by reference) |
| 4.1 | Form of Investor Warrant (filed with GSI Commerce, Inc.'s Quarterly Report on Form 10-Q for the quarter ended September 29, 2001 and incorporated herein by reference) |
| 4.2 | Form of Partner Warrant (filed with GSI Commerce, Inc.'s Quarterly Report on Form 10-Q for the quarter ended September 29, 2001 and incorporated herein by reference) |
| 4.3 | Warrant to Purchase 200,000 Shares of Common Stock dated January 30, 2002 (filed with GSI Commerce, Inc.'s Annual Report on Form 10-K for the fiscal year ended December 29, 2001 and incorporated herein by reference) |
| 4.4 | Specimen Common Stock Certificate (filed with GSI Commerce, Inc.'s Quarterly Report on Form 10-Q for the Quarter ended June 29, 2002 and incorporated herein by reference) |
| 4.5 | Registration Rights Agreement, dated July 31, 1995, by and between Global Sports, Inc. and MR Acquisitions, Inc. (filed with GSI Commerce, Inc.'s Current Report on Form 8-K filed on July 31, 1995 and incorporated herein by reference) |
| 4.6 | Second Amended and Restated Registration Rights Agreement, dated as of September 13, 2000, by and between Global Sports, Inc., Interactive Technology Holdings, LLC, SOFTBANK Capital Advisors Fund LP and TMCT Ventures, L.P. (filed with GSI Commerce, Inc.'s Current Report on Form 8-K filed on September 13, 2000 and incorporated herein by reference) |
| 4.7 | Second Amendment to Second Amended and Restated Registration Rights Agreement, dated as of July 20, 2001, among Global Sports, Inc., SOFTBANK Capital Partners LP, SOFTBANK Capital Advisors Fund LP, Rustic Canyon Ventures, LP (f/k/a TMCT Ventures, LP) and Interactive Technology Holdings, LLC (filed with GSI Commerce, Inc.'s Current Report on Form 8-K filed on August 27, 2001 and incorporated herein by reference) |
| 10.1+ | Global Sports, Inc.'s 1996 Equity Incentive Plan, amended and restated as of January 4, 2001 (filed as Appendix A to GSI Commerce, Inc.'s Definitive Proxy Statement on Schedule 14A filed on April 27, 2001 and incorporated herein by reference) |
| 10.2+ | Global Sports, Inc.'s 2000 Employee Stock Purchase Plan (filed with GSI Commerce, Inc.'s Preliminary Proxy Statement on Schedule 14A filed on March 22, 2000 and incorporated herein by Reference) |
| 10.3+ | Global Sports, Inc.'s 1987 Stock Option Plan (filed with GSI Commerce, Inc.'s Registration Statement No. 33-19754-B and incorporated herein by reference) |
| 10.4+ | Global Sports, Inc.'s 1988 Stock Option Plan (filed with GSI Commerce, Inc.'s Registration Statement No. 33-27501 and incorporated herein by reference) |
| 10.5+ | Global Sports, Inc.'s 1990 Stock Option Plan (filed with GSI Commerce, Inc.'s Quarterly Report on Form 10-Q for the quarter ended September 30, 1990 and incorporated herein by reference) |
| 10.6+ | Global Sports, Inc.'s 1992 Stock Option Plan (filed with GSI Commerce, Inc.'s Annual Report onForm 10-K for the fiscal year ended December 31, 1991 and incorporated herein by reference) |
| 10.7+ | Global Sports, Inc.'s 1993 Stock Option Plan (filed with GSI Commerce, Inc.'s Form S-8 Registration Statement filed on January 3, 1994 and incorporated herein by reference) |
| 10.8+ | Global Sports, Inc.'s 1995 Stock Option Plan (filed with GSI Commerce, Inc.'s Current Report on Form 8-K dated July 31, 1995 and incorporated herein by reference) |

| Exhibit Number | Description |
| --- | --- |
| 10.9+ | Global Sports, Inc.'s 1995 Non-Employee Directors' Stock Option Plan (filed with GSI Commerce, Inc.'s Proxy Statement on Schedule 14A filed on October 13, 1995 in connection with the 1995 Special Meeting in Lieu of Annual Meeting held on November 15, 1995 and incorporated herein by Reference) |
| 10.10+ | Global Sports, Inc.'s Deferred Profit Sharing Plan and Trust (filed with GSI Commerce, Inc.'s Quarterly Report on Form 10-Q for the quarter ended March 31, 1998 and incorporated herein by reference) |
| 10.11+ | Employment Agreement, dated June 1, 2001, by and between Global Sports, Inc. and Michael G. Rubin (filed with GSI Commerce, Inc.'s Quarterly Report on Form 10-Q for the quarter ended June 30, 2001 and incorporated herein by reference) |
| 10.12+ | Employment Agreement, dated February 24, 1999, by and between Global Sports, Inc. and Michael R. Conn (filed with GSI Commerce, Inc.'s Annual Report on Form 10-K for the fiscal year ended December 31, 1998 and incorporated herein by reference) |
| 10.13+ | Letter Amendment, dated April 23, 2002, to the Employment Agreement, by and between Global Sports, Inc. and Michael R. Conn (filed with GSI Commerce, Inc.'s Quarterly Report on Form 10-Q for the quarter ended September 28, 2002 and incorporated herein by reference) |
| 10.14+ | Employment Agreement, dated August 9, 1999, by and between Global Sports, Inc. and Arthur H. Miller (filed with GSI Commerce, Inc.'s Quarterly Report on Form 10-Q for the quarter ended September 30, 1999 and incorporated herein by reference) |
| 10.15+ | Letter Amendment, dated April 23, 2002, to the Employment Agreement, by and between Global Sports, Inc. and Arthur H. Miller (filed with GSI Commerce, Inc.'s Quarterly Report on Form 10-Q for the quarter ended September 28, 2002 and incorporated herein by reference) |
| 10.16+ | Employment Agreement, dated January 10, 2000, by and between Global Sports, Inc. and Steven Davis (filed with GSI Commerce, Inc.'s Annual Report on Form 10-K for the fiscal year ended January 1, 2000 and incorporated herein by reference) |
| 10.17+ | Letter Amendment, dated April 23, 2002, to the Employment Agreement, by and between Global Sports, Inc. and Steven Davis (filed with GSI Commerce, Inc.'s Quarterly Report on Form 10-Q for the quarter ended September 28, 2002 and incorporated herein by reference) |
| 10.18+ | Employment Agreement, dated February 9, 2000, by and between Global Sports, Inc. and Jordan M. Copland (filed with GSI Commerce, Inc.'s Annual Report on Form 10-K for the fiscal year ended January 1, 2000 and incorporated herein by reference) |
| 10.19+ | Employment Agreement, dated May 30, 2000, by and between Global Sports, Inc. and Mark Reese (filed with GSI Commerce, Inc.'s Annual Report on Form 10-K for the fiscal year ended December 30, 2000 and incorporated herein by reference) |
| 10.20+ | Employment Agreement, dated April 23, 2002, by and between Global Sports, Inc. and Robert Liewald (filed with GSI Commerce, Inc.'s Quarterly Report on Form 10-Q for the quarter ended September 28, 2002 and incorporated herein by reference) |
| 10.21+ | Personal Services Agreement, dated June 12, 2001, by and between GSI West, Inc. and Damon Mintzer (filed with GSI Commerce, Inc.'s Quarterly Report on Form 10-Q for the quarter ended June 29, 2002 and incorporated herein by reference) |
| 10.22+ | Amendment Number 1, dated September 10, 2001, to Personal Services Agreement by and between GSI West, Inc. and Damon Mintzer (filed with GSI Commerce, Inc.'s Quarterly Report on Form 10-Q for the quarter ended June 29, 2002 and incorporated herein by reference) |
| 10.23* | License and E-Commerce Agreement, dated July 6, 2001, by and among Global Sports Interactive, Inc., The Sports Authority, Inc. and The Sports Authority Michigan, Inc. (filed with Amendment No. 1 to GSI Commerce, Inc.'s Quarterly Report on Form 10-Q for the quarter ended September 29, 2001 and incorporated herein by reference) |
| 10.24* | E-Commerce Agreement, dated as of August 10, 2001, by and among Global Sports, Inc., Bluelight.com, LLC and Kmart Corporation (filed with Amendment No. 1 to GSI Commerce, Inc.'s Quarterly Report on Form 10-Q for the quarter ended September 29, 2001 and incorporated herein by Reference) |

| Exhibit Number | Description |
|---|---|
| 10.25* | First Amendment to the E-Commerce Agreement, dated as of August 10, 2001, by and among Global Sports Interactive, Inc., Bluelight.com, LLC and Kmart Corporation, dated as of December 14, 2001 (filed with GSI Commerce, Inc.'s Quarterly Report on Form 10-Q for the quarter ended September 28, 2002 and incorporated herein by reference) |
| 10.26* | Second Amendment to the E-Commerce Agreement, dated as of August 10, 2001, by and among Global Sports Interactive, Inc., Bluelight.com, LLC and Kmart Corporation, dated as of August 9, 2002 (filed with GSI Commerce, Inc.'s Quarterly Report on Form 10-Q for the quarter ended September 28, 2002 and incorporated herein by reference) |
| 10.27 | Stock Purchase Agreement, dated as of July 20, 2001, by and among Global Sports, Inc., Michael G. Rubin and Interactive Technology Holdings, LLC (filed with GSI Commerce, Inc.'s Current Report on Form 8-K filed on August 27, 2001 and incorporated herein by reference) |
| 10.28 | Letter Agreement, dated as of July 20, 2001, among Global Sports, Inc., Interactive Technology Holdings, LLC, SOFTBANK Capital Partners LP and SOFTBANK Capital Advisors Fund LP (filed with GSI Commerce, Inc.'s Current Report on Form 8-K filed on August 27, 2001 and incorporated herein by reference) |
| 10.29* | E-Commerce Agreement, dated as of June 14, 2002, by and among GSI Commerce Solutions, Inc. and Palm, Inc. |
| 10.30* | Amendment No. 1 to E-Commerce Agreement, dated as of June 14, 2002 by and between GSI Commerce Solutions, Inc. and Palm, Inc., dated as of December 3, 2002 |
| 21.1 | List of Subsidiaries |
| 23.1 | Independent Auditors' Consent (Deloitte & Touche LLP) |
| 99.1 | Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 |
| 99.2 | Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 |

+ Management contract or compensatory plan or arrangement

* Confidential treatment has been requested as to certain portions of this exhibit. The omitted portions have been separately filed with the Securities and Exchange Commission.

## (b) REPORTS ON FORM 8-K

On December 17, 2002 we filed a Current Report on Form 8-K announcing the sale of certain specified assets of the Company to Odimo Acquisition Corp.

## SIGNATURES

**Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf on the date indicated by the undersigned thereunto duly authorized.**

Date: April 25, 2003

GSI COMMERCE, INC.

By: /s/ MICHAEL G. RUBIN

**Michael G. Rubin**
**Chairman, President and Chief Executive Officer**

**Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.**

| Signature | Capacity | Date |
|---|---|---|
| /s/ MICHAEL G. RUBIN<br>**Michael G. Rubin** | Chairman, President and Chief Executive Officer (principal executive officer) | April 25, 2003 |
| /s/ JORDAN M. COPLAND<br>**Jordan M. Copland** | Executive Vice President and Chief Financial Officer (principal financial officer and principal accounting officer) | April 25, 2003 |
| /s/ KENNETH J. ADELBERG<br>**Kenneth J. Adelberg** | Director | April 25, 2003 |
| /s/ M. JEFFREY BRANMAN<br>**M. Jeffrey Branman** | Director | April 25, 2003 |
| /s/ RONALD D. FISHER<br>**Ronald D. Fisher** | Director | April 25, 2003 |
| /s/ HARVEY LAMM<br>**Harvey Lamm** | Director | April 25, 2003 |
| /s/ MARK S. MENELL<br>**Mark S. Menell** | Director | April 25, 2003 |
| /s/ MICHAEL S. PERLIS<br>**Michael S. Perlis** | Director | April 25, 2003 |
| /s/ JEFFREY F. RAYPORT<br>**Jeffrey F. Rayport** | Director | April 25, 2003 |

## CERTIFICATIONS

I, Michael G. Rubin, Chief Executive Officer of GSI Commerce, Inc., certify that:

1. I have reviewed this annual report on Form 10-K of GSI Commerce, Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

   a. Designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

   b. Evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

   c. Presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

   a. All significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

   b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

March 25, 2003

/s/ Michael G. Rubin
Michael G. Rubin
Chairman, President and Chief Executive Officer

I, Jordan M. Copland, Chief Financial Officer of GSI Commerce, Inc., certify that:

1. I have reviewed this annual report on Form 10-K of GSI Commerce, Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

   a. Designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

   b. Evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

   c. Presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

   a. All significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

   b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

March 25, 2003

/s/ Jordan M. Copland
Jordan M. Copland
Executive Vice President and Chief Financial Officer

## INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of GSI Commerce, Inc.

We have audited the accompanying consolidated balance sheets of GSI Commerce, Inc., formerly, Global Sports, Inc., and subsidiaries (the "Company") as of December 29, 2001 and December 28, 2002, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 28, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 29, 2001 and December 28, 2002, and the results of its operations and its cash flows for each of the three years in the period ended December 28, 2002 in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP

**Deloitte & Touche LLP**

Philadelphia, Pennsylvania
March 20, 2003

## GSI COMMERCE, INC. AND SUBSIDIARIES

## CONSOLIDATED BALANCE SHEETS
**(in thousands, except share data)**

| | December 29, 2001 | December 28, 2002 |
|---|---|---|
| **ASSETS** | | |
| Current assets: | | |
| Cash and cash equivalents | $ 105,896 | $ 61,004 |
| Short-term investments | 842 | 2,280 |
| Marketable securities | — | 11,543 |
| Accounts receivable, net of allowance of $239 and $1,533, respectively | 6,973 | 3,974 |
| Inventory | 17,779 | 24,306 |
| Prepaid expenses and other current assets | 1,502 | 2,078 |
| Total current assets | 132,992 | 105,185 |
| Property and equipment, net | 28,929 | 48,669 |
| Goodwill, net | 13,453 | 13,453 |
| Notes receivable | — | 4,423 |
| Other equity investments | — | 2,159 |
| Other assets, net of accumulated amortization of $377 and $1,250, respectively | 15,391 | 13,684 |
| Total assets | $ 190,765 | $ 187,573 |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | |
| Current liabilities: | | |
| Accounts payable | $ 22,356 | $ 31,664 |
| Accrued expenses and other | 8,196 | 20,283 |
| Deferred revenue | 8,193 | 15,025 |
| Current portion—note payable | 39 | — |
| Current portion—capital lease obligations | 506 | 78 |
| Total current liabilities | 39,290 | 67,050 |
| Note payable | 5,208 | — |
| Commitments and contingencies | — | — |
| Stockholders' equity: | | |
| Preferred stock, Series A, $0.01 par value, 5,000,000 shares authorized; 400 and 200 shares issued as mandatorily redeemable preferred stock as of December 29, 2001 and December 28, 2002, respectively; 400 and 0 shares outstanding as of December 29, 2001 and December 28, 2002, respectively | — | — |
| Common stock, $0.01 par value, 90,000,000 shares authorized; 37,673,808 and 38,857,855 shares issued as of December 29, 2001 and December 28, 2002, respectively; 37,672,598 and 38,783,645 shares outstanding as of December 29, 2001 and December 28, 2002, respectively | 377 | 389 |
| Additional paid in capital | 277,628 | 285,625 |
| Accumulated other comprehensive income | — | 57 |
| Accumulated deficit | (131,738) | (165,547) |
| | 146,267 | 120,524 |
| Less: Treasury stock, at par | — | 1 |
| Total stockholders' equity | 146,267 | 120,523 |
| Total liabilities and stockholders' equity | $ 190,765 | $ 187,573 |

The accompanying notes are an integral part of these consolidated financial statements.

## GSI COMMERCE, INC. AND SUBSIDIARIES

## CONSOLIDATED STATEMENTS OF OPERATIONS
**(in thousands, except per share data)**

| | Fiscal Year Ended | | |
|---|---|---|---|
| | December 30, 2000 | December 29, 2001 | December 28, 2002 |
| Revenues: | | | |
| Net revenues from product sales | $ 41,808 | $ 98,325 | $154,819 |
| Service fee revenue | 1,000 | 4,285 | 17,819 |
| Net revenues | 42,808 | 102,610 | 172,638 |
| Cost of revenues from product sales | 29,567 | 67,586 | 114,258 |
| Gross profit | 13,241 | 35,024 | 58,380 |
| Operating expenses: | | | |
| Sales and marketing, exclusive of $1,486, $847 and $532 reported below as stock-based compensation, respectively | 37,730 | 32,390 | 49,757 |
| Product development, exclusive of $0, $461 and $(44) reported below as stock based compensation, respectively | 7,292 | 8,590 | 12,933 |
| General and administrative, exclusive of $3,497, $8,974 and $(87) reported below as stock-based compensation, respectively | 8,730 | 10,638 | 14,971 |
| Restructuring costs related to Ashford | — | — | 1,680 |
| Net loss on sale of Ashford assets | — | — | 2,566 |
| Stock-based compensation | 4,983 | 10,282 | 401 |
| Depreciation and amortization | 8,074 | 6,662 | 10,509 |
| Total operating expenses | 66,809 | 68,562 | 92,817 |
| Other (income) expense: | | | |
| Other income | — | (502) | — |
| Interest expense | 407 | 608 | 749 |
| Interest income | (1,815) | (3,049) | (1,377) |
| Total other (income) expense | (1,408) | (2,943) | (628) |
| Loss from continuing operations | (52,160) | (30,595) | (33,809) |
| Discontinued operations: | | | |
| Loss on disposition of discontinued operations | (5,850) | — | — |
| Net loss | $(58,010) | $ (30,595) | $ (33,809) |
| Earnings (losses) per share: | | | |
| Basic and diluted— | | | |
| Loss from continuing operations | $ (2.37) | $ (0.90) | $ (0.88) |
| Loss on disposition of discontinued operations | (0.27) | — | — |
| Net loss | $ (2.64) | $ (0.90) | $ (0.88) |

The accompanying notes are an integral part of these consolidated financial statements.

# GSI COMMERCE, INC. AND SUBSIDIARIES

## CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
### (in thousands)

| | Common Stock | | Additional Paid in Capital | Accumulated Deficit | Comprehensive Loss | Accumulated Other Comprehensive Income | Treasury Stock | | Total |
|---|---|---|---|---|---|---|---|---|---|
| | Shares | Dollars | | | | | Shares | Dollars | |
| Consolidated balance at January 1, 2000 | 19,544 | $ 195 | $ 102,461 | $ (43,133) | | $ — | 1,069 | $ (214) | $ 59,309 |
| Net loss | | | | (58,010) | $ (58,010) | | | | (58,010) |
| Net unrealized gains on available-for-sale securities | | | | | — | — | | | — |
| Comprehensive loss | | | | | $ (58,010) | | | | |
| Issuance of common stock and warrants to SOFTBANK and Rustic Canyon Ventures, LP, net of costs | 3,125 | 31 | 24,752 | | | | | | 24,783 |
| Issuance of common stock and issuance of warrants valued at approximately $8.9 million to ITH, net of costs | 5,000 | 50 | 41,263 | | | | | | 41,313 |
| Issuance of common stock in acquisition of Fogdog,Inc. | 5,067 | 51 | 42,305 | | | | | | 42,356 |
| Issuance of options and warrants to purchase common stock in exchange for services | | | 5,573 | | | | | | 5,573 |
| Issuance of common stock upon exercise of options and warrants | 205 | 2 | 724 | | | | | | 726 |
| Issuance of common stock under Employee Stock Purchase Plan | 53 | 1 | 249 | | | | | | 250 |
| Retirement of treasury stock | (1,069) | (11) | (203) | | | | (1,069) | 214 | — |
| Consolidated balance at December 30, 2000 | 31,925 | 319 | 217,124 | (101,143) | | — | — | — | 116,300 |
| Net loss | | | | (30,595) | $ (30,595) | | | | (30,595) |
| Net unrealized gains on available-for-sale securities | | | | | — | — | | | — |
| Comprehensive loss | | | | | $ (30,595) | | | | |
| Issuance of common stock in lieu of future cash revenue share payments | 1,600 | 16 | 14,400 | | | | | | 14,416 |
| Issuance of common stock to ITH, net of costs | 3,000 | 30 | 29,970 | | | | | | 30,000 |
| Issuance of options and warrants to purchase common stock in exchange for services | | | 9,962 | | | | | | 9,962 |
| Issuance of common stock upon exercise of options and warrants | 958 | 10 | 5,722 | | | | | | 5,732 |
| Issuance of common stock under Employee Stock Purchase Plan | 191 | 2 | 683 | | | | | | 685 |
| Contribution from stockholder | | | 71 | | | | | | 71 |
| Repurchase of warrants | | | (300) | | | | | | (300) |
| Purchase of treasury stock | | | (4) | | | | 1 | | (4) |
| Consolidated balance at December 29, 2001 | 37,674 | $ 377 | $ 277,628 | $(131,738) | | $ — | 1 | $ — | $146,267 |
| Net loss | | | | (33,809) | $ (33,809) | | | | (33,809) |
| Net unrealized gains on available-for-sale securities | | | | | 57 | 57 | | | 57 |
| Comprehensive loss | | | | | $ (33,752) | | | | |
| Issuance of common stock in acquisition of Ashford.com, Inc. | 430 | 4 | 6,877 | | | | | | 6,881 |
| Issuance of options and warrants to purchase common stock in exchange for services | | | (452) | | | | | | (452) |
| Issuance of common stock upon exercise of options and warrants | 599 | 6 | 1,358 | | | | | | 1,364 |
| Issuance of common stock under Employee Stock Purchase Plan | 155 | 2 | 566 | | | | | | 568 |
| Purchases of treasury stock | | | (352) | | | | 73 | (1) | (353) |
| Consolidated balance at December 28, 2002 | 38,858 | $ 389 | $ 285,625 | $(165,547) | | $ 57 | 74 | $ (1) | $120,523 |

The accompanying notes are an integral part of these consolidated financial statements.

## GSI COMMERCE, INC. AND SUBSIDIARIES

## CONSOLIDATED STATEMENTS OF CASH FLOWS
**(in thousands)**

| | Fiscal Year Ended | | |
|---|---|---|---|
| | December 30, 2000 | December 29, 2001 | December 28, 2002 |
| Cash Flows from Operating Activities: | | | |
| Net loss | $ (58,010) | $ (30,595) | $ (33,809) |
| Deduct: | | | |
| Loss on disposition of discontinued operations | (5,850) | — | — |
| Loss from continuing operations | (52,160) | (30,595) | (33,809) |
| Adjustments to reconcile loss from continuing operations to net cash provided by (used in) operating activities: | | | |
| Depreciation and amortization | 8,074 | 6,662 | 10,509 |
| Stock-based compensation | 4,983 | 10,282 | 401 |
| Non-cash restructuring costs related to Ashford | — | — | 841 |
| Net loss on sale of Ashford assets | — | — | 2,566 |
| Changes in operating assets and liabilities, net of discontinued operations: | | | |
| Accounts receivable, net | (3,660) | (2,533) | 4,693 |
| Inventory | (7,056) | 1,423 | 3,978 |
| Prepaid expenses and other current assets | (49) | (17) | (329) |
| Other assets, net | (196) | (893) | 861 |
| Refundable income taxes | 1,338 | — | — |
| Accounts payable and accrued expenses and other | 10,454 | (5,296) | 13,458 |
| Deferred revenue | 130 | 6,876 | 6,431 |
| Net cash provided by (used in) continuing operations | (38,142) | (14,091) | 9,600 |
| Net cash used in discontinued operations | (670) | — | — |
| Net cash provided by (used in) operating activities | (38,812) | (14,091) | 9,600 |
| Cash Flows from Investing Activities: | | | |
| Acquisition of property and equipment, net | (13,675) | (8,433) | (29,039) |
| Reductions to goodwill | — | 200 | — |
| Proceeds from sale of Ashford assets | — | — | 2,151 |
| Net cash received from acquisition of Fogdog, net of acquisition costs | 35,692 | — | — |
| Net cash paid for acquisition of Ashford | — | — | (8,860) |
| Proceeds from sale of discontinued operations | 13,200 | — | — |
| Purchases of marketable securities | — | — | (20,578) |
| Sales of marketable securities | — | — | 9,092 |
| (Purchases) sales of short-term investments | (794) | 947 | (38) |
| Net cash provided by (used in) investing activities | 34,423 | (7,286) | (47,272) |
| Cash Flows from Financing Activities: | | | |
| Repurchase of warrants | — | (300) | — |
| Repayments of capital lease obligations | (1,394) | (282) | (429) |
| Proceeds from mortgage note | 5,300 | — | — |
| Repayments of mortgage note | (18) | (35) | (5,247) |
| Retirement of Ashford revolving credit facility | — | — | (3,123) |
| Purchases of treasury stock | — | (4) | (353) |
| Proceeds from sale of common stock and warrants | 64,545 | 30,700 | 568 |
| Proceeds from exercises of common stock options and warrants | 623 | 5,111 | 1,364 |
| Contribution from stockholder. | — | 71 | — |
| Net cash provided by (used in) financing activities | 69,056 | 35,261 | (7,220) |
| Net increase (decrease) in cash and cash equivalents | 64,667 | 13,884 | (44,892) |
| Cash and cash equivalents, beginning of year | 27,345 | 92,012 | 105,896 |
| Cash and cash equivalents, end of year | $ 92,012 | $ 105,896 | $ 61,004 |

The accompanying notes are an integral part of these consolidated financial statements.

## NOTE 1—DESCRIPTION OF BUSINESS

GSI Commerce, Inc., formerly, Global Sports, Inc., ("GSI" or the "Company"), a Delaware corporation, develops and operates electronic commerce businesses for retailers, branded manufacturers, media companies, television networks and professional sports organizations. The e-commerce businesses that we operate include the sale of products through online retail stores and direct response television campaigns. The Company enables its partners to capitalize on their existing brands to exploit e-commerce opportunities. The Company customizes the design of its partners' e-commerce businesses with a broad range of characteristics that includes differentiated user interfaces on partners' Web sites, partner-specific content pages, product descriptions and images, partner specific products for direct response television campaigns and partner specific customer service and fulfillment. The Company currently derives virtually all of its revenues from the sale of goods through its partners' e-commerce businesses, toll-free telephone number sales, bulk sales, business-to-business and group sales and related outbound shipping charges, net of allowances for returns and discounts, as well as from fixed and variable fees earned in connection with the development and operation of partners' e-commerce businesses and the provision of marketing and other services.

## NOTE 2—SIGNIFICANT ACCOUNTING POLICIES

The following summarize the Company's significant accounting policies:

*Fiscal Year:* During 1999, the Company changed its fiscal year end date from a calendar year end to a year end date representing the Saturday closest to December 31, beginning with the fiscal year ended January 1, 2000. The fiscal year is named for the calendar year ending on that December 31. The effects on results of operations of the two fewer days in the fiscal year ended December 30, 2000 and one fewer day in each of the fiscal years ended December 29, 2001 and December 28, 2002 are not significant.

*Basis of Consolidation:* The financial statements presented include the accounts of the Company and all wholly-owned subsidiaries. All significant inter-company balances and transactions among consolidated entities have been eliminated.

*Use of Estimates:* The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and assumptions.

*Fair Values:* The estimated fair value amounts presented in these consolidated financial statements have been determined by the Company using available market information and appropriate methodologies. However, considerable judgment is required in interpreting market data to develop the estimates of fair value. The estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts. Such fair value estimates are based on pertinent information available to management as of December 29, 2001 and December 28, 2002, and have not been comprehensively revalued for purposes of these consolidated financial statements since such dates.

*Cash and Cash Equivalents:* The Company considers all highly liquid investments with maturities at date of purchase of three months or less to be cash equivalents. The carrying value of cash equivalents approximates their current market value.

*Short Term Investments:* Short-term investments consist of certificates of deposit. The Company has classified these short-term investments as held-to-maturity and recorded them at amortized cost.

*Marketable Securities:* Marketable securities, which consist of investments in debt securities, are classified as available-for-sale and are reported at fair value, with unrealized gains and losses recorded as a component of stockholders' equity. The Company does not intend to hold its marketable securities for more than one year from the most recent balance sheet date and has therefore classified them as a current asset. Realized gains or losses and declines in value judged to be other than temporary, if any, on available-for-sale securities are reported in other income or loss. As of December 28, 2002, the Company recorded net unrealized gains on its marketable securities of $57,000.

*Inventory:* Inventory, primarily consisting of sporting goods, athletic equipment, footwear, apparel and consumer electronics is valued at the lower of cost (determined using the first-in, first-out method) or market. Inherent in this valuation are significant management judgments and estimates, including among others, assessments concerning obsolescence and shrinkage rates. Based upon these judgments and estimates, which are applied consistently from period to period, the Company records a valuation allowance to adjust the carrying amount of its inventory.

*Property and Equipment:* Property and equipment are stated at cost, net of accumulated depreciation or amortization. Costs incurred to develop internal-use computer software during the application development stage, including those relating to developing partners' Web sites, generally are capitalized. Costs of enhancements to internal-use computer software are capitalized, provided that these enhancements result in additional functionality. Depreciation or amortization is provided using the straight-line method over the estimated useful lives of the assets, which are generally:

- Four years for computer hardware and software;
- Three to ten years for furniture, and fulfillment center and office equipment;
- The lesser of fifteen years or lease term for leasehold improvements;
- Fifteen years for building improvements; and
- Thirty years for buildings.

Upon retirement or other disposition of these assets, the cost and related accumulated depreciation or amortization are removed from the accounts and the resulting gain or loss, if any, is recognized as a component of depreciation or amortization expense. Expenditures for maintenance and repairs are expensed as incurred.

*Change in Useful Life of Property and Equipment:* During the three-month period ended March 31, 2001, the Company increased its estimate of the useful lives of its computer hardware and software from two years to four years. This change had the effect of decreasing the loss from continuing operations for the fiscal year ended December 29, 2001 by $5.4 million, or $0.16 per share, and for the fiscal year ended December 28, 2002 by $1.3 million, or $0.03 per share. The increase in estimated useful lives was based on the Company's then-current analysis of its historical operating experience, which indicated that the original estimate was no longer appropriate.

*Change in Accounting for Goodwill and Certain Other Intangibles:* The Company adopted Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations" as of July 1, 2001. The Company accounted for its acquisition of Ashford.com, Inc. ("Ashford") under SFAS No. 141 (see Note 3).

Effective December 30, 2001, the Company adopted the provisions of SFAS, No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 changes the accounting for goodwill from an amortization method to an impairment-only approach. Under an impairment-only approach, goodwill and certain intangibles are not amortized into results of operations but instead, are reviewed for impairment and written down and charged to results of operations only in the periods in which the recorded value of goodwill and certain intangibles is more than their fair value. SFAS No. 142 requires the Company to complete a two-step impairment test of goodwill. The first step, which was required to be completed by June 29, 2002, was to determine if an impairment existed. The second step, which was required to be completed by December 28, 2002 (if necessary), was to measure the impairment. As part of the impairment test, the Company obtained an independent, third party valuation in order to determine if the fair value of its recorded goodwill was impaired. The valuation incorporated a variety of methodologies to estimate fair value, including comparing the Company's market capitalization with that of publicly traded companies in similar lines of business, applying price multiples to the Company's estimated future operating results and estimating discounted cash flows. The Company completed the first step of the impairment test during the three-month period ended June 29, 2002 and found no instances of impairment of its recorded goodwill. Therefore, the second step of the impairment test was not necessary during fiscal 2002. In addition, upon adoption of SFAS No. 142, the Company evaluated its goodwill and intangibles acquired prior to June 30, 2001 using the criteria in SFAS No. 141 and determined that no change in previously recognized goodwill was required.

In connection with the sale of certain assets of Ashford, the Company disposed of $6.0 million of goodwill associated with the Ashford acquisition. The Company determined that its remaining $13.5 million of goodwill should be tested for impairment. As part of the impairment test, the Company obtained an independent, third party valuation in order to determine if the fair value of its remaining recorded goodwill was impaired. The valuation incorporated a variety of methodologies to estimate fair value, including comparing the Company's market capitalization with that of publicly traded companies in similar lines of business, applying price multiples to the Company's estimated future operating results and estimating discounted cash flows. The Company completed the impairment test in December 2002 and found no instances of impairment of its remaining recorded goodwill.

The following is a reconciliation of reported net loss to net loss adjusted to reflect the impact of the discontinuance of the amortization of goodwill for the fiscal years ended December 30, 2000, December 29, 2001 and December 28, 2002:

| | Fiscal Year Ended | | |
|---|---|---|---|
| | December 30, 2000 | December 29, 2001 | December 28, 2002 |
| | | (in thousands) | |
| Net loss: | | | |
| Reported net loss | $(58,010) | $(30,595) | $(33,809) |
| Goodwill amortization | — | 710 | — |
| Adjusted net loss | $(58,010) | $(29,885) | $(33,809) |
| Losses per share—basic and diluted: | | | |
| Reported net loss per share | $ (2.64) | $ (0.90) | $ (0.88) |
| Goodwill amortization | — | 0.02 | — |
| Adjusted losses per share—basic and diluted | $ (2.64) | $ (0.88) | $ (0.88) |

*Long-Lived Assets:* The ability to realize long-lived assets is evaluated periodically as events or circumstances indicate a possible inability to recover their carrying amount. Such evaluation is based on various analyses, including undiscounted cash flow and profitability projections that incorporate, as applicable, the impact on the existing business. The analyses necessarily involve significant management judgment. Any impairment loss, if indicated, is measured as the amount by which the carrying amount of the asset exceeds the estimated fair value of the asset. During the three-month period ended December 28, 2002, the Company determined that certain long-lived assets were no longer being used in its continuing operations and, therefore, that the carrying amounts of these assets were not recoverable. The long-lived assets consisted of furniture and computer hardware and software. The Company disposed of these assets during the three-month period ended December 28, 2002 and recorded an impairment charge of $645,000 which is included in depreciation and amortization expense.

*Notes Receivable:* Notes receivable consists primarily of a $4.5 million, five year subordinated secured promissory note, with a stated interest rate of 7%, received in connection with the sale of certain assets of Ashford (see Note 3). The note is due in twenty consecutive quarterly principal payments of $225,000 each, beginning March 2003 through December 2007. Accrued interest on the note is payable with each quarterly principal payment. In order to determine the fair value of the note, the Company obtained an independent, third party valuation. Based upon the valuation, the Company determined that the market interest rate of the note is 12.5% and therefore valued the note at approximately $4.0 million. The $500,000 discount will be amortized over the term of the note and recorded as an increase in interest income.

*Other Equity Investments:* Other equity investments consist of shares of, and warrants to purchase, Odimo Incorporated's ("Odimo") Series D preferred stock convertible into 19.9% of the fully diluted common shares of Odimo, received in connection with the sale of certain assets of Ashford (see Note 3). The Company does not have the ability to exercise significant influence over Odimo and, therefore, the investment is accounted for under the cost method. Under the cost method of accounting, investments in private companies are carried at cost and are adjusted only for other-than-temporary declines in fair value, distributions of earnings and additional investments. The initial cost of the Company's investment was determined based on the fair value of the investment at the time of its acquisition. As an observable market price does not exist for equity securities of private companies, estimates of fair value of such securities are more subjective than for securities of public companies. In order to determine the fair value of the investment in Odimo, the Company obtained an independent, third party valuation. The valuation incorporated a variety of methodologies to estimate fair value, including comparing the security with securities of publicly traded companies in similar lines of business, applying price multiples to estimated future operating results for Odimo and estimating discounted cash flows. Factors affecting the valuation included restrictions on control and marketability of Odimo's equity securities and other information available to the Company, such as the Company's knowledge of the industry and knowledge of specific information about Odimo. Using this valuation, the Company determined the estimated fair value of the investment to be approximately $2.2 million.

*Other Assets, Net:* Other assets, net consists primarily of deferred partner revenue share charges, resulting from the exercise of a right to receive 1,600,000 shares of the Company's common stock in lieu of future cash partner revenue share payments (see Note 7). The 1,600,000 shares of GSI common stock issued are subject to restrictions, including the prohibition of the transfer of such shares. These restrictions lapsed as to 10% of such shares on December 31, 2002 and will lapse as to an additional 10% of such shares on the last day of each quarter thereafter, becoming free of all such transfer restrictions on March 31, 2005. Deferred partner revenue share charges were $0, $14.1 million and $13.2 million as of December 30, 2000, December 29, 2001 and December 28, 2002, respectively, and are being amortized as stock-based compensation expense as the partner revenue share expense is incurred. The partner revenue share expense incurred is based on actual revenues

recognized in a given period and the imputed partner revenue share percentage, which is based on the value of the Company's common stock that was issued upon exercise of the right. Stock-based compensation expense related to the amortization of deferred partner revenue share charges was $0, $336,000 and $857,000 for the fiscal years ended December 30, 2000, December 29, 2001 and December 28, 2002, respectively.

*Deferred Revenue:* Deferred revenue consists primarily of fees paid in advance to the Company under an agreement to manage some aspects of certain partners' overall e-commerce business, including fulfillment, technology and customer service, existing at the balance sheet date. Deferred revenue also consists of amounts received from the sale of gift certificates redeemable through the Company's partners' e-commerce businesses.

*Net Revenues from Product Sales:* The Company derives its net revenues from product sales from the sale of goods through its partners' e-commerce businesses (which include the sale of products through online retail stores and direct response television campaigns), toll-free telephone number sales, bulk sales, business-to-business and group sales and related outbound shipping charges, net of allowances for returns and discounts. Other sources of revenue, including commissions from the sale of gift certificates to the Company's retail partners' land-based stores and the sale of advertising on the partners' Web sites, were not significant for the fiscal years ended December 30, 2000, December 29, 2001 and December 28, 2002.

The Company recognizes revenues from product sales when the following revenue recognition criteria are met: persuasive evidence of an arrangement exists, delivery has occurred, the selling price is fixed or determinable and collectibility is reasonably assured.

The Company recognizes revenue from product sales, net of estimated returns based on historical experience and current trends, upon shipment of products to customers. The Company ships the majority of product from the Company's fulfillment center in Louisville, KY. During the fiscal year ended December 28, 2002, the Company also shipped product from its former jewelry and luxury goods fulfillment center in Houston, TX. The Company also relies on certain vendors to ship products to customers. The Company acts as principal in these transactions, as orders are initiated directly through the e-commerce businesses that the Company operates, the Company takes title to the goods at the shipping point and has the economic risk related to collection, customer service and returns.

The Company considers the criteria presented in Emerging Issues Task Force ("EITF") No. 99-19, "Reporting Revenue Gross as a Principal versus Net as an Agent," in determining the appropriate revenue recognition treatment. Generally, when the Company is the primary obligor in a transaction, has general inventory risk, establishes the selling price, has discretion in supplier selection, has physical loss inventory risk after order placement or during shipping, and has credit risk, or has several but not all of these indicators, the Company records revenue gross as a principal.

The Company pays to its partners a percentage of the revenues generated from the sale of products through the e-commerce businesses that the Company operates in exchange for the rights to use their brand names and the promotions and advertising that its partners agree to provide. The Company refers to these royalty payments as partner revenue share charges. The Company has considered the revenue reduction provisions addressed in EITF No. 00-25, "Vendor Income Statement Characterization of Consideration Paid to a Reseller of the Vendor's Products," and believes that the payment of partner revenue share charges, or the issuance of warrants or stock in lieu of cash partner revenue share charges, to its partners should not result in any reduction of revenues. EITF 00-25 addresses consideration paid to parties along a distribution chain. The Company purchases merchandise from its vendors, at its discretion, and is responsible for paying those vendors. The amounts purchased and the prices paid to the Company's vendors are not in any way impacted by the revenue share provisions of the Company's agreements with its partners. Accordingly, the Company's partners and vendors are not linked in the distribution chain, and the provisions of EITF No. 00-25 do not apply.

*Service Fee Revenue:* The Company derives its service fee revenue from fixed and variable fees earned in connection with the development and operation of its partners' e-commerce businesses and the provision of marketing and other services. The Company recognizes revenues from services provided when the following revenue recognition criteria are met: persuasive evidence of an arrangement exists, services have been rendered, the fee is fixed or determinable and collectibility is reasonably assured. If the Company receives payments for services in advance, these amounts are deferred and then recognized over the service period. Costs relating to service fee revenue consist primarily of personnel and other costs associated with the Company's engineering, production and creative departments which are included in product development expense, as well as fulfillment costs and personnel and other costs associated with its marketing and customer service departments which are included in sales and marketing expense.

*Cost of Revenues from Product Sales:* Cost of revenues from product sales includes the cost of products sold and inbound freight related to these products, as well as outbound shipping and handling costs, other than those related to promotional free shipping and subsidized shipping and handling which are included in sales and marketing expense.

*Sales and Marketing:* Sales and marketing expenses include advertising and promotional expenses, including promotional free shipping and subsidized shipping and handling costs, online marketing fees, commissions to affiliates, fulfillment costs, customer service costs, credit card fees, merchandising costs and payroll and related expenses. These expenses also include partner revenue share charges, which are royalty payments made to the Company's partners in exchange for the use of the partners' brands, the promotion of their URLs, Web sites and toll-free telephone numbers in their marketing and communications materials, the implementation of programs to provide incentives to customers to shop through the e-commerce businesses that the Company operates for its partners and other programs and services provided to the customers of the e-commerce businesses that the Company operates for its partners. Partner revenue share charges were $1.1 million, $3.6 million and $5.7 million for the fiscal years ended December 30, 2000, December 29, 2001 and December 28, 2002, respectively.

*Shipping and Handling Costs:* The Company defines shipping and handling costs as only those costs incurred for a third-party shipper to transport products to the customer and these costs are included in cost of revenues from product sales. In some instances, shipping and handling costs exceed shipping charges to the customer and are subsidized by the Company. Additionally, the Company selectively offers promotional free shipping whereby it ships merchandise to customers free of all shipping and handling charges. The cost of promotional free shipping and subsidized shipping and handling was $3.0 million, $960,000 and $2.9 million for the fiscal years ended December 30, 2000, December 29, 2001 and December 28, 2002, respectively, and was charged to sales and marketing expense.

*Fulfillment Costs:* The Company defines fulfillment costs as personnel, occupancy and other costs associated with its Kentucky fulfillment center and its former Texas fulfillment center, personnel and other costs associated with its logistical support and vendor operations departments and third-party warehouse and fulfillment services costs. Fulfillment costs were $10.6 million, $10.0 million and $12.5 million for the fiscal years ended December 30, 2000, December 29, 2001 and December 28, 2002, respectively, and are included in sales and marketing expense.

*Advertising:* The Company expenses the cost of advertising, which includes on-line marketing fees, media, agency and production expenses, in accordance with the AICPA Accounting Standards Executive Committee's Statement of Position ("SOP") 93-7, "Reporting on Advertising Costs." Advertising production

costs are expensed the first time the advertisement runs. On-line marketing fees and media (television, radio and print) placement costs are expensed in the month the advertising appears. Agency fees are expensed as incurred. Advertising expense was $11.3 million, $5.6 million and $3.4 million for the fiscal years ended December 30, 2000, December 29, 2001 and December 28, 2002, respectively, and are included in sales and marketing expenses.

*Product Development:* Product development expenses consist primarily of expenses associated with planning, maintaining and operating the Company's partners' e-commerce businesses, and payroll and related expenses for the Company's engineering, production, creative and management information systems departments.

Costs incurred to develop internal-use computer software during the application development stage, including those relating to developing the Company's partners' Web sites, generally are capitalized. Costs of enhancements to internal-use computer software are also capitalized, provided that these enhancements result in additional functionality.

*Restructuring Costs Related to Ashford:* Restructuring costs related to Ashford, which include termination benefits, contractual obligations, asset impairments and other restructuring costs are recorded at estimated fair value. Key assumptions in calculating the restructuring costs related to Ashford included the timing of employee terminations and estimates of the expected salvage value of assets held for disposal. The Company will review these reserves periodically and adjust them if necessary.

*Stock-Based Compensation:* SFAS No. 123, "Accounting for Stock-Based Compensation," encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans at fair value. The Company has chosen to continue to account for stock-based compensation using the intrinsic method prescribed in Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. Accordingly, compensation expense for stock options issued to employees is measured as the excess, if any, of the quoted market price of the Company's stock at the date of the grant over the amount an employee must pay to acquire the stock. The Company accounts for stock-based compensation for stock options and warrants issued to non-employees in accordance with SFAS No. 123 and EITF No. 96-18, "Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services," and EITF No. 00-18, "Accounting Recognition for Certain Transactions involving Equity Instruments Granted to Other Than Employees." Accordingly, compensation expense for stock options and warrants issued to non-employees is measured using a Black-Scholes multiple option pricing model that takes into account assumptions as to the expected life of the option or warrant, the expected volatility of our common stock and the risk-free interest rate over the expected life of the option or warrant.

The following table illustrates the pro forma net loss and losses per share for the fiscal years ended December 30, 2000, December 29, 2001 and December 28, 2002 as if compensation expense for stock options issued to employees had been determined consistent with SFAS No. 123:

| | Fiscal Year Ended | | |
|---|---|---|---|
| | December 30, 2000 | December 29, 2001 | December 28, 2002 |
| | | (in thousands) | |
| Net loss, as reported | $(58,010) | $(30,595) | $(33,809) |
| Deduct: Total stock-based compensation determined under fair value based method for all awards | (6,193) | (7,923) | (6,491) |
| Pro forma net loss | $(64,203) | $(38,518) | $(40,300) |
| Losses per share—basic and diluted: | | | |
| Net loss per share, as reported | $ (2.64) | $ (0.90) | $ (0.88) |
| Pro forma net loss per share | $ (2.91) | $ (1.13) | $ (1.04) |

The Company also records stock-based compensation as deferred partner revenue share charges are amortized. Stock-based compensation related to the amortization of deferred partner revenue share charges was $0, $336,000 and $857,000 for the fiscal years ended December 30, 2000, December 29, 2001 and December 28, 2002, respectively.

*Income Taxes:* The Company recognizes deferred tax assets and liabilities for temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities and expected benefits of utilizing net operating loss carryforwards. The impact on deferred taxes of changes in tax rates and laws, if any, applied to the years during which temporary differences are expected to be settled, are reflected in the consolidated financial statements in the period of enactment. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

*Reclassifications:* Certain reclassifications have been made to the prior years' consolidated financial statements to conform to those classifications used in the current year.

*New Accounting Pronouncements*

*Impairment or Disposal of Long-Lived Assets:* In October 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." This statement supercedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," and the accounting and reporting provisions of Accounting Principals Board ("APB") Opinion No. 30, "Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual, and Infrequently Occurring Events and Transactions," for the disposal of a segment of a business. SFAS No. 144 retains the requirement in APB No. 30 to report separately discontinued operations and extends that reporting to a component of an entity that either has been disposed of or is classified as held for sale. This statement is effective for fiscal years beginning after December 15, 2001 and interim periods within those fiscal years. The Company adopted this statement in the first quarter of fiscal 2002, and it did not have a significant impact on the Company's financial position or results of operations.

*Consideration Given by a Vendor to a Customer or Reseller:* In November 2001, the Emerging Issues Task Force ("EITF") reached a consensus on EITF No. 01-09, "Accounting for Consideration Given by a Vendor to a Customer or a Reseller of the Vendor's Products." EITF No. 01-09 addresses the accounting for consideration given by a vendor to a customer or reseller and is a codification of EITF No. 00-14, "Accounting for Certain Sales Incentives," EITF No. 00-22, "Accounting for 'Points' and Certain Other Time-Based or Volume-Based Sales Incentive Offers, and Offers for Free Products or Services to be Delivered in the Future" and EITF No. 00-25, "Vendor Income Statement Characterization of Consideration Paid to a Reseller of the Vendor's Products." The Company adopted this statement in the first quarter of fiscal 2002, and it did not have a significant impact on the Company's financial position or results of operations.

*Costs Associated with Exit or Disposal Activities:* In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." This statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies EITF No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." The provisions of this statement are effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. The Company adopted this statement in the fourth quarter of fiscal 2002, and it did not have a significant impact on the Company's financial position or results of operations.

*Certain Consideration Received from a Vendor:* In November 2002, the EITF reached a consensus on EITF No. 02-16, "Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor." EITF 02-16 addresses the accounting of cash consideration received by a customer from a vendor, including vendor rebates and refunds. The consensus reached states that consideration received should be presumed to be a reduction of the prices of the vendor's products or services and should therefore be shown as a reduction of cost of sales in the income statement of the customer. The presumption could be overcome if the vendor receives an identifiable benefit in exchange for the consideration or the consideration represents a reimbursement of a specific incremental identifiable cost incurred by the customer in selling the vendor's product or service. If one of these conditions is met, the cash consideration should be characterized as a reduction of those costs in the income statement of the customer. The consensus reached also concludes that if rebates or refunds can be reasonably estimated, such rebates or refunds should be recognized as a reduction of the cost of sales based on a systematic and rational allocation of the consideration to be received relative to the transactions that mark the progress of the customer toward earning the rebate or refund. We do not expect the provisions of this consensus to have a significant impact on our financial position or results of operations.

*Stock-Based Compensation:* In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure, an amendment of FASB Statement 123." SFAS No. 148 addresses alternative methods of transition for a voluntary change to fair value-based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of Statement 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based compensation and the effect of the method used on reported results. The transition guidance and annual disclosure provisions of SFAS No.148 are effective for fiscal years ending after December 15, 2002, with earlier application permitted in certain circumstances. The Company adopted this statement in the fourth quarter of fiscal 2002, and it did not have a significant impact on the Company's financial position or results of operations.

## NOTE 3—ACQUISITIONS AND DISPOSITIONS

*Ashford*

On March 14, 2002, the Company completed its acquisition of all of the outstanding common stock of Ashford pursuant to a definitive merger agreement executed on September 13, 2001. During the three-month period ended September 28, 2002, the Company completed the disposition of a division of Ashford Corporate Gifts, Inc., which is a subsidiary of Ashford and in December 2002, the Company sold certain assets of Ashford to Odimo Acquisition Corp., a wholly owned subsidiary of Odimo. In conjunction with the sale of certain assets of Ashford, the Company also announced and implemented its plan to cease the operations of Ashford.

*Acquisition of Ashford*

The Company's primary reason for the acquisition was to extend its outsource business model into the jewelry, luxury goods and corporate gifts categories. The primary factors that contributed to recognition of goodwill were the reduction of the book value of Ashford's net assets from the measurement date to the date the merger was completed and the adjustment of Ashford's inventory and certain liabilities to fair value.

As consideration for the purchase, the Company issued to the stockholders of Ashford $7.1 million in cash and approximately 430,000 shares of the Company's common stock valued at $6.9 million based on a value of $16.00 per share, which was the average closing price of the Company's common stock for the period from September 6, 2001 to September 18, 2001.

The acquisition was accounted for under SFAS No. 141 as a purchase, and the acquisition cost of $15.7 million was allocated to the assets acquired and the liabilities assumed based upon estimates of their respective fair values. A total of $8.8 million, representing the excess of the purchase price over fair value of the net assets acquired, was allocated to goodwill.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition (in thousands).

| | |
|---|---|
| Assets acquired: | |
| Short-term investments | $ 1,400 |
| Accounts receivable, net of allowance of $1,184 | 2,168 |
| Inventory | 11,954 |
| Prepaid expenses and other current assets | 551 |
| Property and equipment | 1,681 |
| Goodwill | 8,815 |
| Other assets | 723 |
| Total assets acquired | $27,292 |
| Liabilities assumed: | |
| Accounts payable | $ 986 |
| Accrued expenses and other | 7,133 |
| Deferred revenue | 313 |
| Revolving credit facility | 3,123 |
| Total liabilities assumed | $11,555 |

During the three-month period ended June 29, 2002, the Company obtained a third-party valuation relating to intangible assets acquired from Ashford that were initially classified as goodwill pending completion of the valuation. The Company reclassified certain other intangible assets from goodwill and included them in other assets, net. These other intangible assets acquired from Ashford consisted of Ashford's customer base and trademarks. The Company recorded the customer base at $1.5 million and the trademarks at $1.6 million, respectively.

The customer base acquired had an estimated useful life of five years and was amortized using the straight-line method. The Company recorded amortization of $233,000 for the fiscal year ended December 28, 2002. The trademarks acquired had an indefinite useful life, and therefore, under SFAS No. 142, they would not have been amortized into results of operations but instead would have been reviewed for impairment and written down and charged to results of operations only in periods in which their recorded value was more than their fair value. These assets were sold in conjunction with the sale of certain assets of Ashford described below.

The Company's consolidated results of operations incorporates Ashford's results of operations commencing on the March 14, 2002 acquisition date.

The unaudited pro forma combined information below presents the combined results of operations of the Company and Ashford as if the acquisition had occurred at the beginning of the respective periods presented. The unaudited pro forma combined information, based upon the historical consolidated financial statements of the

Company and Ashford, is based on an acquisition cost of $15.7 million and assumes that an estimated $6.7 million of acquisition cost over the book value of Ashford's net tangible assets is allocated to goodwill.

| | Fiscal Year Ended | |
|---|---|---|
| | December 29, 2001 | December 28, 2002 |
| | (in thousands, except per share amounts) | |
| Revenues | $152,274 | $179,175 |
| Net loss | $ (80,307) | $ (39,482) |
| Net loss per share (1) | $ (2.33) | $ (1.02) |

(1) Net loss per share is calculated using the weighted average number of common shares outstanding, including the issuance of approximately 430,000 shares to stockholders of Ashford as if such event had occurred at the beginning of the respective periods presented.

The unaudited pro forma combined information is not necessarily indicative of the results of operations of the combined company had the acquisition occurred at the beginning of the periods presented, nor is it necessarily indicative of future results.

*Sale of Ashford Assets*

During the three-month period ended September 28, 2002, the Company completed the disposition of a division of Ashford Corporate Gifts, Inc., which is a subsidiary of Ashford. The Company received $1.2 million in cash proceeds and recognized a gain on the sale of assets of $379,000.

In December 2002, the Company entered into a definitive agreement with Odimo Acquisition Corp., a wholly owned subsidiary of Odimo to sell certain assets of Ashford, including Ashford's trademark, URL, other intangible assets and selected inventory. Under the terms of the agreement, the Company received (i) $956,000 in cash, (ii) a $4.5 million, five year subordinated secured promissory note, valued at approximately $4.0 million, (iii) shares of, and warrants to purchase, Odimo's Series D preferred stock convertible into 19.9% of the fully diluted common shares of Odimo, valued at approximately $2.2 million, and (iv) a right to receive 10% of Odimo's consolidated EBITDA from 2003 to 2007 up to a maximum aggregate payment of $2.0 million. EBITDA represents earnings (or loss) before interest income/expense, taxes, depreciation and amortization and other non-cash expenses, including stock-based compensation. The Company completed the sale on December 27, 2002 and recognized a loss on the sale of assets of $2.9 million.

*Cessation of Ashford Operations*

In conjunction with the sale of certain assets of Ashford, the Company also announced and implemented its plan to cease the operations of Ashford, which accounted for approximately $21.6 million of the Company's total revenue for the fiscal year ended December 28, 2002. This plan involved the liquidation of Ashford's remaining inventory, the closure of its Houston, Texas fulfillment center and offices and the termination of 71 employees. This plan was substantially completed in January 2003. As of December 28, 2002, two employees had been terminated and actual termination benefits paid were $0.

Costs relating to ongoing operations are not included in restructuring costs related to Ashford. In accordance with EITF Issue No. 96-9, "Classification of Inventory Markdowns and Other Costs Associated with a Restructuring," all inventory adjustments that resulted from the cessation of operations of Ashford are included in cost of revenues from product sales. As of December 28, 2002, inventory write downs resulting from the restructuring totaled $1.2 million. No additional write downs from the restructuring are anticipated.

For the year ended December 28, 2002, the charges associated with the cessation of Ashford's operations are included in restructuring costs related to Ashford and were as follows (in thousands):

| | |
|---|---|
| Termination benefits | $ 417 |
| Contractual obligations | 402 |
| Asset impairments | 849 |
| Other restructuring costs | 12 |
| | $1,680 |

Termination benefits are comprised of severance-related payments for all employees terminated in connection with the Ashford restructuring. The contractual obligations relate to contracts entered into by Ashford prior to the sale of assets to Odimo Acquisition Corp. As of December 28, 2002, the Company had contractual obligations of $402,000. Asset impairments relate to the closure of Ashford's fulfillment center and offices. For assets to be disposed of, the Company estimated the fair value based on expected salvage value less costs to sell. The Company is actively seeking third-party buyers for the assets held for disposal. At December 28, 2002, the carrying amount of assets held for disposal was not significant. Other restructuring costs include expenses which are directly attributable to the cessation of operations of Ashford.

*Fogdog*

On December 28, 2000, the Company completed its acquisition of Fogdog, Inc. ("Fogdog") pursuant to a definitive merger agreement executed on October 24, 2000. As consideration for the purchase, the Company issued to the stockholders of Fogdog approximately 5.1 million shares of the Company's common stock valued at $38.7 million based on the stock price as of the measurement date.

The acquisition has been accounted for under the purchase method and the acquisition costs of $44.7 million have been allocated to the assets acquired and the liabilities assumed based upon estimates of their respective fair values. A total of $14.4 million, representing the excess of the purchase price over fair value of the net tangible assets acquired, has been allocated to goodwill and was amortized during the fiscal year ended December 29, 2001 by the straight-line method, assuming a useful life of twenty years.

The Company's consolidated results of operations incorporates Fogdog's results of operations commencing upon the December 28, 2000 acquisition date. The effect of incorporating Fogdog's results of operations for the three days ended December 30, 2000 was not significant.

## NOTE 4—MARKETABLE SECURITIES

Marketable securities, at estimated fair value, consist of the following as of December 28, 2002:

| | Amortized Cost | Gross Unrealized Gains | Gross Unrealized Losses | Estimated Fair Value |
|---|---|---|---|---|
| | | (in thousands) | | |
| Auction preferred stock | $ 1,500 | $— | $— | $ 1,500 |
| U.S. government agency securities | 9,986 | 57 | — | 10,043 |
| | $11,486 | $57 | $— | $11,543 |

The amortized cost and estimated fair value of investments in debt securities as of December 28, 2002, by contractual maturity, are as follows:

| | Amortized Cost | Estimated Fair Value |
|---|---|---|
| | (in thousands) | |
| Due within one year | $ 6,983 | $ 6,993 |
| Due after one year through two years | 4,503 | 4,550 |
| | $11,486 | $11,543 |

## NOTE 5—PROPERTY AND EQUIPMENT

The major classes of property and equipment, at cost, as of December 29, 2001 and December 28, 2002 are as follows:

| | December 29, 2001 | December 28, 2002 |
|---|---|---|
| | (in thousands) | |
| Computer hardware and software | $ 27,120 | $ 37,686 |
| Building and building improvements | 7,125 | 20,773 |
| Furniture, and fulfillment center and office equipment | 4,463 | 4,822 |
| Land | 1,242 | 3,663 |
| Leasehold improvements | 3,119 | 421 |
| Construction in progress | — | 468 |
| | 43,069 | 67,833 |
| Less: Accumulated depreciation and amortization | (14,140) | (19,164) |
| Property and equipment, net | $ 28,929 | $ 48,669 |

## NOTE 6—LEASES

*Capital Leases*

During the fourth quarter of fiscal 2000, the Company entered into various capital leases for computer hardware and furniture. As of December 28, 2002, one capital lease remained with an outstanding principal balance of $78,000. The Company's net investment in these capital leases as of December 28, 2002 was $570,000, which is included in property and equipment. Interest expense recorded on the capital leases for the fiscal years ended December 30, 2000, December 29, 2001 and December 28, 2002 was $3,000, $116,000 and $59,000, respectively.

*Operating Leases*

The Company leases its former Houston, TX fulfillment center and offices, its Melbourne, FL call center, its former Louisville, KY retail store as well as additional office space and certain fixed assets under noncancellable operating leases. The Company previously leased its Louisville, KY fulfillment center until April 2002, at which time it was purchased by the Company. Rent expense under operating lease agreements was $1.2 million, $1.8 million and $2.3 million for the fiscal years ended December 30, 2000, December 29, 2001 and December 28, 2002, respectively.

Future minimum lease payments under leases as of December 28, 2002, together with the present value of those future minimum lease payments, are as follows:

| | Capital Leases | Operating Leases |
|---|---|---|
| | (in thousands) | |
| 2003 | $78 | $ 839 |
| 2004 | — | 336 |
| 2005 | — | 310 |
| 2006 | — | 262 |
| 2007 | — | 259 |
| Total future minimum lease payments | 78 | $2,006 |
| Less: Interest discount amount | — | |
| Total present value of future minimum lease payments | 78 | |
| Less: Current portion | 78 | |
| Long-term portion | $— | |

## NOTE 7—STOCKHOLDERS' EQUITY

*Preferred Stock:*

On May 24, 2001, the stockholders approved an amendment to the Company's Certificate of Incorporation that increased the maximum number of authorized shares of preferred stock, $.01 par value, by 4,000,000 to 5,000,000. The preferred stock may be issued in one or more series, the terms of which may be determined at the time of issuance by the Board of Directors, without further action by stockholders, and may include voting rights (including the right to vote as a series on particular matters), preferences as to dividends and liquidation and conversion and redemption rights.

In connection with the acquisition of an off-price and action sports business on May 12, 1998, the Company issued 10,000 shares of mandatorily redeemable Series A preferred stock. The redemption price of these shares of preferred stock, which originally was contingent on certain sales and gross profit targets, ranged from a minimum of $.01 per share to a maximum of $50.00 per share, and the shares were redeemable over a five year period. During the fiscal year ended January 1, 2000, 2,000 shares were redeemed for $100,000.

In connection with the sale of the Company's off-price and action sports division, the Company redeemed an additional 7,200 shares of series A preferred stock on May 26, 2000 for an aggregate redemption price of $360,000. The remaining 800 shares of Series A preferred stock which were outstanding as of December 30, 2000 were redeemable over a three year period for an aggregate redemption price of $8.00.

The Company redeemed an additional 400 shares of the Series A preferred stock during the fiscal year ended December 29, 2001 for an aggregate redemption price of $4.00, redeemed an additional 200 shares of the Series A preferred stock during the fiscal year ended December 28, 2002 for an aggregate redemption price of $2.00, and purchased the remaining 200 shares of the Series A preferred stock on August 19, 2002 for an aggregate purchase price of $2.00. There were no shares of series A preferred stock outstanding as of December 28, 2002.

*Common Stock:*

On May 24, 2001, the stockholders approved an amendment to the Company's Certificate of Incorporation that increased the maximum number of authorized shares of common stock, $.01 par value, by 30,000,000 to 90,000,000.

On August 23, 2001, pursuant to the terms of a stock purchase agreement entered into on July 20, 2001, the Company issued to Interactive Technology Holdings, LLC, a joint venture company formed by Comcast Corporation and QVC, Inc. ("ITH"), 3,000,000 shares of its common stock at a price of $10.00 per share, for an aggregate purchase price of $30.0 million. At the same time, ITH acquired 1,000,000 shares of the Company's common stock from Michael G. Rubin, Chairman, President and Chief Executive Officer of the Company, at a price of $10.00 per share, for an aggregate purchase price of $10.0 million.

On July 20, 2001, a right to receive 1,600,000 shares of the Company's common stock was exercised in lieu of future cash revenue share payments. On the day immediately preceding the exercise of the right, the closing price of a share of the Company's common stock was $9.00, and the shares were valued at approximately $14.4 million. The 1,600,000 shares of GSI common stock issued are subject to restrictions which prohibit the transfer of such shares. These restrictions lapsed as to 10% of such shares on December 31, 2002 and will lapse as to an additional 10% of such shares on the last day of each quarter thereafter, becoming free of all such transfer restrictions on March 31, 2005.

On September 13, 2000, the Company agreed to sell to ITH 5,000,000 shares of common stock at $8.15 per share in cash, for an aggregate purchase price of $40.8 million. In addition, ITH agreed to purchase, for approximately $563,000, warrants to purchase 2,500,000 shares of the Company's common stock at an exercise price of $10.00 per share and 2,000,000 shares of the Company's common stock at an exercise price of $8.15 per share. These warrants have a term of five years and were valued at approximately $8.9 million. This investment was completed through two separate closings. On September 13, 2000, ITH invested $14.9 million and on October 5, 2000, ITH invested $26.4 million. The Company has granted ITH certain "demand" and "piggy-back" registration rights with respect to the shares of common stock issued to ITH and issuable to ITH upon exercise of the warrants.

On April 27, 2000, the Company agreed to sell to funds affiliated with SOFTBANK America Inc. (collectively "SOFTBANK") 2,500,000 shares of common stock and to Rustic Canyon Ventures, LP (f/k/a TMCT Ventures, LP) ("Rustic Canyon") 625,000 shares of common stock at a price of $8.00 per share in cash for an aggregate purchase price of $25.0 million. The sale of these shares was completed on May 1, 2000. In addition, as part of this financing, the Company issued to SOFTBANK warrants to purchase 1,250,000 shares of common stock and to Rustic Canyon warrants to purchase 312,500 shares of common stock. These warrants have a three-year term and an exercise price of $10.00 per share.

*Employee Stock Purchase Plan:*

In March 2000, the Company's board of directors adopted, and in May 2000, the Company's stockholders approved, the 2000 Employee Stock Purchase Plan (the "ESPP"). A total of 400,000 shares of common stock are authorized for issuance under the ESPP, plus an annual increase equal to the lesser of (i) 50,000 shares, or (ii) such smaller number of shares as determined by the board of directors; provided that the total aggregate number of shares issuable under the ESPP may not exceed 900,000 shares. The ESPP is implemented by the periodic offerings of rights to all eligible employees from time to time, as determined by the board of directors. The maximum period of time for an offering is 27 months. The purchase price per share at which common stock is sold in an offering is established by the board of directors prior to the commencement of the offering, but such price may not be less than the lower of (i) 85% of the fair market value of a share of common stock on the date the right to purchase such shares was granted (generally the first day of the offering) or (ii) 85% of the fair market value of a share of common stock on the applicable purchase date. As of December 28, 2002 and December 29, 2001, 399,201 shares and 244,546 shares, respectively, of common stock had been issued under the ESPP.

*Treasury Stock:*

In June 2002, the Company's Board of Directors authorized, subject to certain business and market conditions, the purchase of up to $10.0 million of the Company's common stock. Under this program, the Company repurchased 73,000 shares on the open market during the fiscal year ended December 28, 2002.

During the fiscal year ended December 29, 2001, the Company repurchased 1,210 shares of the Company's common stock from former employees of Fogdog.

On March 13, 2000, the Company's Board of Directors approved the retirement of 1,069,086 shares of treasury stock held by the Company. The treasury stock was retired during the three-months ended April 1, 2000.

## NOTE 8—STOCK OPTIONS AND WARRANTS

The Company maintains incentive and non-incentive stock option plans for certain employees, directors and other persons (the "Plans"). Under the terms of the Plans, the Company may grant incentive and non-incentive options and restricted and unrestricted stock awards to purchase up to 8,092,571 shares of common stock. The options granted under the Plans generally vest at various times over periods ranging up to five years and have terms of up to ten years after the date of grant, unless the optionee leaves the employ of or ceases to provide services to the Company. Stock appreciation rights ("SARs") may be granted under the Plans either alone or in tandem with stock options. Generally, recipients of SARs are entitled to receive, upon exercise, cash or shares of common stock (valued at the then fair market value of the Company's common stock) equal to such fair market value on the date of exercise minus such fair market value on the date of grant of the shares subject to the SAR, although certain other measurements also may be used. A SAR granted in tandem with a stock option is exercisable only if and to the extent that the option is exercised. No SARs have been granted to date under the Plans.

In connection with the Fogdog acquisition, the Company assumed all of the outstanding options issued under the Fogdog, Inc. 1999 Stock Incentive Plan (the "Fogdog Plan"), as well as an outstanding warrant. Upon closing of the merger, options outstanding under the Fogdog Plan became options to purchase an aggregate of 381,500 shares of the Company's common stock and the outstanding warrant became a warrant to purchase 555,437 shares of the Company's common stock. The terms of the Fogdog options are similar to the terms of the options issuable under the Company's Plans.

The following table summarizes the stock option activity for the fiscal years ended December 30, 2000, December 29, 2001 and December 28, 2002:

| | Fiscal Year Ended | | | | | |
|---|---|---|---|---|---|---|
| | December 30, 2000 | | December 29, 2001 | | December 28, 2002 | |
| | Number of Shares (in thousands) | Weighted Average Exercise Price | Number of Shares (in thousands) | Weighted Average Exercise Price | Number of Shares (in thousands) | Weighted Average Exercise Price |
| Outstanding, beginning of fiscal year | 1,924 | $11.71 | 4,552 | $ 9.29 | 5,527 | $ 8.02 |
| Granted and assumed(1) | 3,472 | 8.92 | 2,640 | 7.02 | 807 | 12.45 |
| Exercised | (202) | 3.15 | (889) | 5.73 | (270) | 4.73 |
| Cancelled | (642) | 14.93 | (776) | 16.21 | (744) | 12.85 |
| Outstanding, end of fiscal year | 4,552 | 9.29 | 5,527 | 8.02 | 5,320 | 8.24 |
| Exercisable, end of fiscal year | 1,399 | 9.82 | 1,960 | 8.82 | 2,504 | 8.23 |

(1) For the fiscal year ended December 30, 2000, the number of shares granted and assumed includes the assumption of 381,500 outstanding options issued under the Fogdog, Inc. 1999 Stock Incentive Plan assumed by the Company in connection with the Fogdog acquisition.

The following table summarizes the warrant activity for the fiscal years ended December 30, 2000, December 29, 2001 and December 28, 2002:

| | Fiscal Year Ended | | | | | |
|---|---|---|---|---|---|---|
| | December 30, 2000 | | December 29, 2001 | | December 28, 2002 | |
| | Number of Shares (in thousands) | Weighted Average Exercise Price | Number of Shares (in thousands) | Weighted Average Exercise Price | Number of Shares (in thousands) | Weighted Average Exercise Price |
| Outstanding, beginning of fiscal year | 488 | $11.90 | 7,251 | $9.50 | 7,817 | $9.27 |
| Granted and assumed(1) | 7,045 | 9.59 | 1,237 | 7.48 | — | — |
| Exercised | (2) | 7.35 | (70) | 7.27 | (330) | 9.32 |
| Cancelled | (280) | 16.22 | (601) | 7.93 | (405) | 9.67 |
| Outstanding, end of fiscal year | 7,251 | 9.50 | 7,817 | 9.27 | 7,082 | 9.25 |
| Exercisable, end of fiscal year. | 7,250 | 9.50 | 7,567 | 9.50 | 6,882 | 9.44 |

(1) For the fiscal year ended December 30, 2000, the number of shares granted and assumed includes the assumption of an outstanding warrant to purchase 555,437 shares of the Company's common stock assumed by the Company in connection with the Fogdog acquisition.

During the fiscal year ended December 28, 2002, the Company granted to employees options to purchase an aggregate of 807,470 shares of the Company's common stock at prices ranging from $4.03 to $19.94 per share. The weighted average fair value and the weighted average exercise price of the options granted with exercise prices at the then-current market prices of the underlying stock during the fiscal year ended December 28, 2002 was $8.66 and $12.45 per share, respectively. For the fiscal year ended December 28, 2002, the Company

recorded a reduction of $508,000 in stock-based compensation expense relating to options and restricted stock, $(21,000) relating to employees and $(487,000) relating to consultants.

During the fiscal year ended December 28, 2002, warrants to purchase an aggregate of 634,557 shares of the Company's common stock were net-exercised. There were no cash proceeds as a result of the net exercises, and the Company issued a net of 279,724 shares of its common stock. The Company recognized $53,000 of stock-based compensation expense for the fiscal year ended December 28, 2002 relating to these net exercises.

During the fiscal year ended December 29, 2001, the Company granted to employees options and restricted stock awards to purchase an aggregate of 2,385,600 shares of the Company's common stock at prices ranging from $0.01 to $19.00 per share and granted to consultants options to purchase an aggregate of 255,050 shares of the Company's common stock at prices ranging from $5.69 to $11.63 per share. The weighted average fair value and the weighted average exercise price of the options granted with exercise prices at the then-current market prices of the underlying stock during the fiscal year ended December 29, 2001 was $4.59 and $7.12 per share, respectively. The weighted average fair value and the weighted average exercise price of the options granted with exercise prices below the then-current market prices of the underlying stock during the fiscal year ended December 29, 2001 was $10.44 and $1.00 per share, respectively. The weighted average fair value and the weighted average exercise price of the options granted with exercise prices above the then-current market prices of the underlying stock during the fiscal year ended December 29, 2001 was $3.02 and $6.94 per share, respectively. For the fiscal year ended December 29, 2001, the Company recorded $3.1 million of stock-based compensation expense relating to options and restricted stock, $2.1 million relating to employees and $1.0 million relating to consultants.

During the fiscal year ended December 29, 2001, the Company modified the vesting schedule or exercise price of 171,150 options. For those options repriced, the exercise prices were changed to $6.94 per share. Because these options were accelerated or repriced, they are subject to variable accounting, and the Company recognized $163,000 of stock-based compensation expense for the fiscal year ended December 29, 2001, which is included in the amount of stock-based compensation expense relating to options described above. The amount of stock-based compensation expense to be recognized in future periods is $0 as there is no future vesting or service period for the modified options.

During the fiscal year ended December 29, 2001, the Company granted to partners and consultants warrants to purchase an aggregate of 1,236,620 shares of the Company's common stock at prices ranging from $2.50 to $17.15 per share. The weighted average fair value and the weighted average exercise price of the warrants granted with exercise prices at the then-current market prices of the underlying stock during the fiscal year ended December 29, 2001 was $9.74 and $13.40 per share, respectively. The weighted average fair value and the weighted average exercise price of the warrants granted with exercise prices below the then-current market prices of the underlying stock during the fiscal year ended December 29, 2001 was $6.81 and $4.75 per share, respectively. For the fiscal year ended December 29, 2001, the Company recorded $6.8 million of stock-based compensation expense relating to warrants.

On July 20, 2001, the Company issued to ITH a five-year warrant to purchase an aggregate of 300,000 shares of the Company's common stock at an exercise price of $6.00 per share in consideration for certain corporate development services performed by ITH on behalf of the Company, which is included in the number of warrants granted to partners and consultants described above. The Company valued the warrant at approximately $2.1 million and recorded this amount as stock-based compensation expense, which is included in the amount of stock-based compensation expense relating to warrants for the fiscal year ended December 29, 2001 described above.

During the fiscal year ended December 30, 2000, the Company granted to employees options and restricted stock awards to purchase an aggregate of 2,875,439 shares of the Company's common stock at prices ranging from $0.01 to $20.75 per share and granted to consultants options to purchase an aggregate of 215,295 shares of the Company's common stock at prices ranging from $0.01 to $17.13 per share. The weighted average fair value and the weighted average exercise price of the options granted with exercise prices at the then-current market prices of the underlying stock during the fiscal year ended December 30, 2000 was $4.57 and $9.95 per share, respectively. The weighted average fair value and the weighted average exercise price of the options granted with exercise prices below the then-current market prices of the underlying stock during the fiscal year ended December 30, 2000 was $12.62 and $6.93 per share, respectively. The weighted average fair value and the weighted average exercise price of the options granted with exercise prices above the then-current market prices of the underlying stock during the fiscal year ended December 30, 2000 was $4.17 and $8.15 per share, respectively. For the fiscal year ended December 30, 2000, the Company recorded $2.2 million of stock-based compensation expense relating to options and restricted stock. Of this amount, $1.7 million is included in continuing operations, $1.6 million relating to employees and $85,000 relating to consultants, and $475,000 is included in discontinued operations. The balance of the value of options and restricted stock granted during fiscal 2000 will be recognized as services are provided over terms of three years.

During the fiscal year ended December 30, 2000, the Company modified the vesting schedule or exercise price of 306,735 options. For those options repriced, the exercise prices were changed to prices ranging from $0.01 to $8.15 per share. Because these options were accelerated or repriced, they are subject to variable accounting, and the Company recognized $354,000 and $611,000 of stock-based compensation expense for the fiscal years ended December 30, 2000 and December 29, 2001, respectively, which amounts are included in the amounts of stock-based compensation expense relating to options described above. Of the $354,000 of stock-based compensation expense recognized for the fiscal year ended December 30, 2000, $19,000 is included in continuing operations and $335,000 is included in discontinued operations. The amount of stock-based compensation expense to be recognized in future periods is subject to adjustment based upon changes in the price of the Company's common stock.

During the fiscal year ended December 30, 2000, the Company granted to partners warrants to purchase an aggregate of 426,620 shares of the Company's common stock at prices ranging from $4.31 to $18.00 per share and issued to investors warrants to purchase an aggregate of 6,062,500 shares of the Company's common stock at prices ranging from $8.15 to $10.00 per share. The weighted average fair value and the weighted average exercise price of the warrants granted with exercise prices at the then-current market prices of the underlying stock during the fiscal year ended December 30, 2000 was $2.81 and $7.75 per share, respectively. The weighted average fair value and the weighted average exercise price of the warrants granted with exercise prices below the then-current market prices of the underlying stock during the fiscal year ended December 30, 2000 was $6.09 and $15.36 per share, respectively. The weighted average fair value and the weighted average exercise price of the warrants granted and issued with exercise prices above the then-current market prices of the underlying stock during the fiscal year ended December 30, 2000 was $2.24 and $9.44 per share, respectively. For the fiscal year ended December 30, 2000, the Company recorded $3.3 million of stock-based compensation expense relating to warrants, all of which is included in continuing operations.

During the fiscal year ended December 30, 2000, the Company modified the exercise price of 293,320 warrants. The exercise prices were changed to $8.15 per share. Because these warrants were repriced, they are subject to variable accounting, and the Company recognized $446,000 of stock-based compensation expense for the fiscal year ended December 30, 2000, which is included in the amount of stock-based compensation expense relating to warrants described above. The amount of stock-based compensation expense to be recognized in future periods is $0 as there is no future vesting or service period for the modified warrants.

The following table summarizes information regarding options and warrants outstanding and exercisable as of December 28, 2002:

| | Outstanding | | | Exercisable | |
|---|---|---|---|---|---|
| Range of Exercise Prices | Number Outstanding | Weighted Average Remaining Contractual Life In Years | Weighted Average Exercise Price | Number Exercisable | Weighted Average Exercise Price |
| | (in thousands) | | | (in thousands) | |
| $ 0.59 – $ 6.00 | 3,213 | 7.23 | $ 4.71 | 1,594 | $ 4.71 |
| $ 6.13 – $ 8.15 | 3,199 | 4.38 | 7.77 | 2,547 | 8.00 |
| $ 9.00 – $10.00 | 4,492 | 2.45 | 9.91 | 4,389 | 9.93 |
| $10.60 – $24.69 | 1,482 | 6.03 | 15.88 | 842 | 15.49 |
| $30.56 – $74.54 | 16 | 3.56 | 38.14 | 14 | 37.67 |
| $ 0.59 – $74.54 | 12,402 | 4.62 | 8.81 | 9,386 | 9.10 |

As of December 28, 2002, 1,381,221 shares of common stock were available for future grants under the Plans.

The fair value of options and restricted stock granted under the Plans during the fiscal years ended December 30, 2000, December 29, 2001 and December 28, 2002 were estimated on the date of grant using the Black-Scholes multiple option pricing model, with the following weighted average assumptions:

| | Fiscal Year Ended | | |
|---|---|---|---|
| Assumption | December 30, 2000 | December 29, 2001 | December 28, 2002 |
| Dividend yield | None | None | None |
| Expected volatility | 90.00% | 99.00% | 102.00% |
| Average risk free interest rate | 5.26% | 3.75% | 3.59% |
| Average expected lives | 4.45 years | 3.41 years | 3.93 years |

No warrants were granted or issued by the Company during the fiscal year ended December 28, 2002. The fair value of warrants granted and issued during the fiscal years ended December 30, 2000 and December 29, 2001 were estimated on the date of grant using the Black-Scholes multiple option pricing model, with the following range of assumptions:

| | Fiscal Year Ended | |
|---|---|---|
| Assumption | December 30, 2000 | December 29, 2001 |
| Dividend yield | None | None |
| Expected volatility | 50.00%–90.00% | 90.00%–119.00% |
| Average risk free interest rate | 4.86%–6.70% | 3.58%–4.81% |
| Average expected lives | 1.00–3.50 years | 1.00–5.00 years |

## NOTE 9—INCOME TAXES

The loss from continuing operations before income taxes and the related benefit from income taxes were as follows:

| | Fiscal Year Ended | | |
|---|---|---|---|
| | December 30, 2000 | December 29, 2001 | December 28, 2002 |
| | | (in thousands) | |
| Loss from continuing operations before income taxes: | | | |
| Domestic | $52,160 | $30,595 | $33,809 |
| Foreign | — | — | — |
| Total | $52,160 | $30,595 | $33,809 |
| Benefit from income taxes: | | | |
| Current: | | | |
| Federal | $ — | $ — | $ — |
| State | — | — | — |
| Foreign | — | — | — |
| Total Current | $ — | $ — | $ — |
| Deferred: | | | |
| Federal | $ — | $ — | $ — |
| State | — | — | — |
| Foreign | — | — | — |
| Total Deferred | $ — | $ — | $ — |
| Total: | | | |
| Federal | $ — | $ — | $ — |
| State | — | — | — |
| Foreign | — | — | — |
| Total | $ — | $ — | $ — |

For the fiscal years ended December 30, 2000, December 29, 2001 and December 28, 2002, the Company had no provision for federal and state income taxes.

The significant components of net deferred tax assets and liabilities as of December 30, 2000, December 29, 2001 and December 28, 2002 consisted of the following:

| | Fiscal Year Ended | | |
|---|---|---|---|
| | December 30, 2000 | December 29, 2001 | December 28, 2002 |
| | | (in thousands) | |
| Deferred tax assets: | | | |
| Net operating loss carryforwards | $ 71,915 | $ 58,345 | $ 171,089 |
| Deferred revenue | 258 | 3,334 | 6,106 |
| Employee benefits | 1,599 | 2,632 | 193 |
| Inventory | 1,066 | 692 | 1,152 |
| Prepaid expenses | — | 143 | — |
| Depreciation | 3,295 | 1,332 | 2,841 |
| Provision for doubtful accounts | 347 | 611 | 2,137 |
| Gross deferred tax assets | 78,480 | 67,089 | 183,518 |
| Deferred tax liabilities: | | | |
| Prepaid expenses | — | — | (166) |
| Net deferred tax assets and liabilities | 78,480 | 67,089 | 183,352 |
| Valuation allowance | (78,480) | (67,089) | (183,352) |
| Net deferred tax asset | $ — | $ — | $ — |

Due to the uncertainty surrounding the realization of the Company's tax attributes in future income tax returns, the Company has placed a valuation allowance against its otherwise recognizable deferred tax assets. As of December 28, 2002, the Company had available net operating loss carryforwards of approximately $420.0 million which expire in the years 2003 through 2022. The use of certain net operating loss carryforwards are subject to annual limitations based on ownership changes of the Company's stock, as defined by Section 382 of the Internal Revenue Code. The Company expects that net operating losses of approximately $243.2 million will expire before they can be utilized.

The differences between the statutory federal income tax rate and the effective income tax rate are provided in the following reconciliation:

| | Fiscal Year Ended | | |
|---|---|---|---|
| | December 30, 2000 | December 29, 2001 | December 28, 2002 |
| Statutory federal income tax rate | (34.0)% | (34.0)% | (34.0)% |
| Increase (decrease) in taxes resulting from: | | | |
| Valuation allowance | 33.8% | 32.9% | 33.7% |
| Nondeductible amortization | — | 0.8% | — |
| Other | 0.2% | 0.3% | 0.3% |
| Effective income tax rate | 0.0% | 0.0% | 0.0% |

## NOTE 10—LOSSES PER SHARE

Losses per share have been computed in accordance with SFAS No. 128, "Earnings Per Share". Basic and diluted losses per share are computed by dividing net loss by the weighted average number of shares of common stock outstanding during the fiscal year. Outstanding common stock options and warrants have been excluded from the calculation of diluted losses per share because their effect would be antidilutive.

The amounts used in calculating losses per share data are as follows:

| | Fiscal Year Ended | | |
|---|---|---|---|
| | December 30, 2000 | December 29, 2001 | December 28, 2002 |
| | | (in thousands) | |
| Loss from continuing operations | $(52,160) | $(30,595) | $(33,809) |
| Loss on disposition of discontinued operations | (5,850) | — | — |
| Net loss | $(58,010) | $(30,595) | $(33,809) |
| Weighted average shares outstanding—basic and diluted | 22,028 | 34,033 | 38,566 |
| Outstanding common stock options having no dilutive effect | 4,552 | 5,527 | 5,320 |
| Outstanding common stock warrants having no dilutive effect | 7,251 | 7,817 | 7,082 |

## NOTE 11—COMPREHENSIVE LOSS

The following table summarizes the components of comprehensive loss:

| | Fiscal Year Ended | | |
|---|---|---|---|
| | December 30, 2000 | December 29, 2001 | December 28, 2002 |
| | | (in thousands) | |
| Net loss | $(58,010) | $(30,595) | $(33,809) |
| Other comprehensive income: | | | |
| Net unrealized gains on available-for-sale securities | — | — | 57 |
| Other comprehensive income | — | — | 57 |
| Comprehensive loss | $(58,010) | $(30,595) | $(33,752) |

## NOTE 12—SIGNIFICANT TRANSACTIONS/CONCENTRATIONS OF CREDIT RISK

Net revenues included $0, $6.1 million and $2.5 million for the fiscal years ended December 30, 2000, December 29, 2001 and December 28, 2002, respectively, related to bulk sales to one party. As of December 29, 2001 and December 28, 2002, the amount included in accounts receivable related to these bulk sales was $4.8 million and $2.6 million, respectively.

Net revenues included $8.4 million, $19.1 million and $8.3 million for the fiscal years ended December 30, 2000, December 29, 2001 and December 28, 2002, respectively, from sales of one of the Company's partner's products sold primarily through its direct response television campaigns in addition to Web site and toll-free number sales. As of December 28, 2002, the amount included in accounts receivable related to these sales was $0.

As of December 29, 2001 and December 28, 2002, the Company had $4.3 million and $9.5 million, respectively, of operating cash and $101.6 million and $63.0 million, respectively, of cash equivalents and marketable securities invested with four financial institutions, which are potentially subject to credit risk. The composition of these investments are regularly monitored by management of the Company.

## NOTE 13—MAJOR SUPPLIERS AND CUSTOMERS/ECONOMIC DEPENDENCY

During the fiscal year ended December 28, 2002, the Company purchased inventory from one supplier amounting to $19.4 million or 20% of total inventory purchased.

During the fiscal year ended December 29, 2001, the Company purchased inventory from two suppliers amounting to $12.8 million and $8.7 million or 23% and 16% of total inventory purchased, respectively.

During the fiscal year ended December 30, 2000, the Company purchased inventory from a single supplier amounting to $6.0 million or 16% of total inventory purchased.

No other supplier amounted to more than 10% of total inventory purchased for any period presented.

For the fiscal year ended December 28, 2002, net revenues included $23.6 million or 14% from Kmart Corporation ("Kmart"). The Company operates the e-commerce business for Bluelight.com ("Bluelight"), a subsidiary of Kmart. Bluelight and Kmart have been operating in bankruptcy since January 2002. In March 2003, the Company and Bluelight modified their agreement to shorten the term, eliminate the last two of eight fixed fee payments required under the agreement and provide for early termination rights for both the Company and Bluelight. The Company will, however, continue to receive a percentage of sales through the Bluelight Web site for the services that the Company provides under this agreement.

No other customer accounted for more than 10% of net revenues for any period presented.

## NOTE 14—COMMITMENTS AND CONTINGENCIES

*Legal Proceedings*

The Company is involved in various litigation relating to its business, including litigation relating to Ashford. The Company believes that the disposition of these matters will not have a material adverse effect on the financial position or results of operations of the Company.

*Employment Agreements*

As of December 28, 2002, the Company had employment agreements with several of its employees for an aggregate annual base salary of $2.5 million plus bonuses and increases in accordance with the terms of the agreements. Remaining terms of such contracts range from one to four years.

*Advertising and Media Agreements*

As of December 28, 2002, the Company was contractually committed for the purchase of future advertising totaling approximately $267,000 through the fiscal year ending January 3, 2004. The expense related to these commitments will be recognized in accordance with the Company's accounting policy related to advertising (see Note 2).

*Partner Revenue Share Payments*

As of December 28, 2002, the Company was contractually committed to minimum cash revenue share payments of $375,000 per fiscal quarter through July, 2011. The Company had additional annual minimum cash revenue share payments of $150,000 in February, 2003, $200,000 in February, 2004 and $250,000 in February, 2005.

*Partner Relationships*

The Company operates e-commerce businesses for its partners generally pursuant to exclusive agreements. The Company operates each of these e-commerce businesses based on one of three formats — GSI-owned inventory model, partner-owned inventory model and business-to-business model.

GSI-Owned Inventory Model — The Company selects and purchases inventory from vendors, sells the inventory directly to customers through the e-commerce businesses that the Company operates, records revenues

generated from the sale of products through those businesses and pays a percentage of those revenues to the respective partners in exchange for the rights to use their brand names and the promotions and advertising that the Company's partners agree to provide.

Partner-Owned Inventory Model — The Company manages certain aspects of its partners' overall e-commerce business, including fulfillment, technology and customer service in exchange for a combination of fixed fees and a percentage of sales. The Company's partners select the merchandise to be sold on the site, own a portion of the inventory and provide marketing of the e-commerce business at their retail stores and other offline marketing support, including newspaper circular advertising.

Business-to-Business Model — Pursuant to these agreements, the Company provides a product information database to each of these partners which they use to merchandise the sporting goods department of their flagship Web sites. These partners process orders for sporting goods on their Web sites and deliver the orders to the Company electronically. The Company then sells the products from its inventory and transfers title to them at a predetermined price and it picks, packs and ships the products to consumers on behalf of these partners. These partners perform all of their own customer service.

## NOTE 15—SAVINGS PLAN

The Company sponsors a voluntary defined contribution savings plan covering all U.S. employees. Company contributions to the plan for each employee may not exceed 3.0% of the employee's annual salary. Total Company contributions were $132,000, $269,000 and $396,000 for the fiscal years ended December 30, 2000, December 29, 2001 and December 28, 2002, respectively.

## NOTE 16—SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

| | Fiscal Year Ended | | |
|---|---|---|---|
| | December 30, 2000 | December 29, 2001 | December 28, 2002 |
| | | (in thousands) | |
| Cash paid during the year for interest | $ 976 | $ 608 | $ 749 |
| Acquisition of Fogdog: | | | |
| Fair value of assets acquired (including goodwill) | $ 60,876 | $ — | $ — |
| Liabilities assumed | (16,128) | — | — |
| Stock issued | (42,356) | — | — |
| Cash paid | 2,392 | — | — |
| Cash acquired | 38,084 | — | — |
| Net cash received from acquisition of Fogdog | $ 35,692 | $ — | $ — |
| Acquisition of Ashford: | | | |
| Fair value of assets acquired (including goodwill) | $ — | $ — | $ 27,575 |
| Liabilities assumed | — | — | (11,834) |
| Stock issued | — | — | (6,881) |
| Cash paid | — | — | 8,860 |
| Cash acquired | — | — | — |
| Net cash paid for acquisition of Ashford | $ — | $ — | $ 8,860 |
| *Noncash Investing and Financing Activities:* | | | |
| Net unrealized gains on available-for-sale securities | $ — | $ — | $ 57 |
| Receipt of a promissory note in connection with the sale of certain assets of Ashford | $ — | $ — | $ 3,976 |
| Receipt of shares of, and warrants to purchase, Odimo's Series D preferred stock in connection with the sale of certain assets of Ashford | $ — | $ — | $ 2,159 |
| Issuance of common stock upon exercises of options granted to employees of the discontinued operations | $ 103 | $ 638 | $ 4 |
| Issuance of common stock upon the exercise of a right in lieu of future cash partner revenue share payments | $ — | $14,400 | $ — |

## NOTE 17—BUSINESS SEGMENTS

The Company operates in one principal business segment which develops and operates the e-commerce businesses for retailers, branded manufacturers, media companies, television networks and professional sports organizations. The e-commerce businesses that we operate include the sale of products through online retail stores and direct response television campaigns. The Company enables its partners to capitalize on their existing brands to exploit e-commerce opportunities. The Company customizes the design of its partners' e-commerce businesses with a broad range of characteristics that includes differentiated user interfaces on partners' Web sites, partner-specific content pages, product descriptions and images, partner specific products for direct response television campaigns and partner specific customer service and fulfillment. The Company currently derives virtually all of its revenues from the sales of goods through its partners' e-commerce businesses, toll-free telephone number sales, bulk sales, business-to-business and group sales and related outbound shipping charges, net of allowances for returns and discounts, as well as from fixed and variable fees earned in connection with the development and operation of partners' e-commerce businesses and the provision of marketing and other services. All of the Company's net sales, operating results and identifiable assets are in the United States.

## NOTE 18—RELATED PARTY TRANSACTIONS

The Company has entered into a strategic alliance to provide procurement and fulfillment services for QVC, Inc., which along with its majority stockholder, Comcast Corporation, owns Interactive Technology Holdings, LLC, which is a major stockholder of the Company. The Company recognized net revenues of $349,000, $1.8 million and $2.7 million on sales to this related party for the fiscal years ended December 30, 2000, December 29, 2001 and December 28, 2002, respectively. The terms of these sales are comparable to those with other business-to-business partners of the Company. As of December 29, 2001 and December 28, 2002, the amount included in accounts receivable as a result of these sales was $236,000 and $637,000, respectively.

## NOTE 19—NOTE PAYABLE

*Mortgage Note*

On April 20, 2000, the Company entered into a $5.3 million mortgage note collateralized by the land, building and improvements of its corporate headquarters which have a carrying value of $7.4 million. The mortgage note had a term of ten years and bore interest at 8.49% per annum. In November 2002, the Company pre-paid the $5.2 million outstanding principal balance remaining on the mortgage. In connection with the early retirement of the mortgage, the Company paid a $250,000 early termination fee, which is recorded in interest expense. The Company recorded $318,000, $453,000 and $690,000 of interest expense related to this note during the fiscal years ended December 30, 2000, December 29, 2001 and December 28, 2002, respectively.

## NOTE 20—DISCONTINUED OPERATIONS

On May 26, 2000, the Company completed the previously announced sale of its off-price and action sports division. The Company received $13.2 million in cash proceeds from the sale. This sale completed the disposition of the Company's discontinued operations.

During the fiscal year ended December 30, 2000, the Company recognized an additional loss on the disposition of discontinued operations of $5.9 million resulting from actual expenses and losses differing from estimated amounts, uncollectible accounts receivable and goodwill impairment related to these businesses. Included in accrued expenses and other as of December 29, 2001 and December 28, 2002 was $102,000 and $69,000, respectively, related to certain remaining obligations of the discontinued operations.

Net sales of discontinued operations for the fiscal years ended December 30, 2000, December 29, 2001 and December 28, 2002 were $36.2 million, $0 and $0, respectively.

## NOTE 21—QUARTERLY RESULTS (UNAUDITED)

The following tables contain selected unaudited Statement of Operations information for each quarter of the fiscal years ended December 29, 2001 and December 28, 2002. The Company believes that the following information reflects all normal recurring adjustments necessary for a fair presentation of the information for the periods presented. The operating results for any quarter are not necessarily indicative of results for any future period.

| | For the Fiscal Year Ended December 29, 2001 | | | |
|---|---|---|---|---|
| | First Quarter | Second Quarter | Third Quarter | Fourth Quarter |
| | (in thousands, except per share amounts) | | | |
| Net revenues | $16,215 | $16,953 | $ 18,051 | $51,391 |
| Gross profit | $ 5,066 | $ 5,256 | $ 6,151 | $18,551 |
| Net income (loss) | $ (8,396) | $ (7,818) | $(14,641) | $ 260 |
| Income (losses) per share—basic and diluted(1): | | | | |
| Net income (loss) | $ (0.26) | $ (0.24) | $ (0.42) | $ 0.01 |
| Weighted average shares outstanding—basic | 31,926 | 32,002 | 34,747 | 37,456 |
| Weighted average shares outstanding—diluted | 31,926 | 32,002 | 34,747 | 41,830 |

(1) The sum of the quarterly per share amounts may not equal per share amounts reported for year-to-date periods. This is due to changes in the number of weighted average shares outstanding and the effects of rounding for each period.

| | For the Fiscal Year Ended December 28, 2002 | | | |
|---|---|---|---|---|
| | First Quarter | Second Quarter | Third Quarter | Fourth Quarter |
| | (in thousands, except per share amounts) | | | |
| Net revenues | $31,925 | $33,069 | $32,323 | $ 75,321 |
| Gross profit | $11,570 | $12,670 | $12,066 | $ 22,074 |
| Net loss | $ (5,305) | $ (5,167) | $ (8,565) | $(14,772) |
| Losses per share—basic and diluted(1): | | | | |
| Net loss | $ (0.14) | $ (0.13) | $ (0.22) | $ (0.38) |
| Weighted average shares outstanding—basic and diluted | 38,050 | 38,674 | 38,769 | 38,771 |

(1) The sum of the quarterly per share amounts may not equal per share amounts reported for year-to-date periods. This is due to changes in the number of weighted average shares outstanding and the effects of rounding for each period.